

DIEBOLD
INNOVATION DELIVERED®

INTEGRATION

SOFTWARE

SERVICES

a bold future

2011 ANNUAL REPORT

Ahead lies a **Bold Future**, one that links cutting-edge technology with unmatched services capabilities to empower our customers' effectiveness and efficiency, while offering consumers new levels of choice and convenience. At Diebold, we're harnessing the talent and passion of our people to build that bold tomorrow.



"We are challenging the status quo to develop exciting new ways to help customers..."

Thomas W. Swidarski, President and Chief Executive Officer

To Our Fellow Shareholders

In 2011 Diebold accelerated its transformation

into a world-class, software-led services provider aligned with the security, convenience and efficiency needs of our customers. Inspired to innovate, our teams are creating solutions that bring to life the bold future we envision. We are challenging the status quo to develop exciting new ways to help customers reduce costs, improve efficiency, strengthen security and address rapidly changing consumer expectations.

Our vision is much more than hopeful speculation about what *could* be. We have mapped a clear path, including three essential pillars, toward this future.

- A strategy that leverages our leadership in software-led services, attuned with the needs of our core global markets for financial self-service and security solutions.
- The financial capacity to implement that strategy and fund the investments necessary to drive growth, while preserving our ability to return value to shareholders in the form of reliable, growing dividends and, as appropriate, share repurchase.
- A disciplined risk assessment process, focused on proactively identifying and mitigating potential risks to our continued success.

A BOLD STRATEGY – VALIDATED BY MARKET SUCCESS

Diebold's leading edge is our unique ability to address the emerging needs of customers in technologically sophisticated, comprehensive and holistic ways. The market forces we cited in last year's report – a more complex banking environment with increased regulatory requirements, higher structural costs and new constraints on fee income – have intensified, not abated. For Diebold, pressures on bank profitability create compelling growth opportunities. Now more than ever, our customers seek solutions that reduce complexity, drive out costs and provide new revenue streams.

Our robust offerings in software, services, deposit automation and electronic security are winning in key global markets because they address the most significant challenges our customers face. Our solutions take out cost, improve financial performance and confront rising security threats. They also expand the capabilities of the self-service channel to deliver a consistent and secure user experience to consumers across all banking channels and device platforms, including smartphones and tablets.

at the

Growing: Software-led Services

Dollars in millions


TOTAL
CONTRACT
VALUE
$600
500
400
300
200
100
0
07
08
09
10
11*

Total contract value represents total revenue over the life of the contract – typically five years.

Includes TD

BOLD SOLUTIONS ALIGNED WITH GROWING CUSTOMER NEEDS

Several years ago, we launched our Diebold Integrated Services® (IS) outsourcing business in North America with the confidence that we would innovate and improve a financial self-service ecosystem that was more expensive, less reliable and less adaptable than it should be. Initially our scale was small, generating about $5 million in contract value in year one. In time we proved the viability of our model and built trust in our ability to deliver value. In the ensuing years we have achieved exponential growth in this business; our total contract values signed in 2011 exceeded half a billion dollars.

In February 2012 we announced the strongest validation yet of our outsourcing vision – our largest North American integrated services contract. We will provide support to TD Bank Group's multi-vendor network of more than 4,400 automated teller machines (ATMs) in North America. In this assignment, our unmatched experience in managing complex projects with multiple partners and our competency in logical security position us to deliver unique value. We are providing a fully integrated suite of business process outsourcing services, including our market-leading ATM management and monitoring solution, OpteView® Resolve™. This contract is evidence that our outsourcing model aligns not only with the needs of small and mid-size banks, but with large institutions that possess scale yet have a need to focus resources on their core business.

In addition to service and integrated services, the second key demand driver in the global ATM marketplace remains deposit automation, including check-imaging and cash-handling modules. Among the largest U.S. national banks there was extensive deployment of deposit automation-enabled terminals. Yet, more opportunity remains – notably, to bring this technology to smaller national and regional banks. Today, approximately 25 percent of ATMs globally are configured for automated deposits. The business case for increased automation, and the customer demand for convenience, is growing.

Our already strong solution set was further enhanced in 2011 with the introduction of the Opteva® Flex Performance℠ Series, the most reliable self-service terminals we have ever offered. Flex combines traditional deposit automation capabilities with full currency recycling – an industry first. Highly adaptable, its configuration options make Flex well suited not only for North America, but also for deposit automation-intense markets such as Latin America, Asia Pacific and Europe, Middle East and Africa (EMEA).

A PARADIGM MORE THAN BOLD: THE WORLD'S FIRST VIRTUALIZED ATM

In 2011 Diebold unveiled one of the most exciting innovations in our history: a prototype of the world's first virtualized ATM. Developed in collaboration with VMware®, an industry leader in cloud computing and virtualization technologies, the prototype is an important milestone on our strategic path

point of innovation

software-led services



to make the self-service channel more efficient, cost-effective and secure. We lead the industry with this game-changing platform, which removes the onboard computer from the terminal and assigns each machine in a fleet to a highly secure, centralized computing resource.

Virtualization will fundamentally change the way Diebold – and our customers – deploy solutions to the marketplace. It will enable unified management of a wide array of services – from upgrades to replenishment to maintenance – and make possible the effective orchestration of multiple channels. We have set a course to lead the revolution cloud technologies will create within the ATM marketplace. What we learn from that first-mover advantage will help ensure that we will also be the most capable in deploying the self-service solutions of tomorrow.



A BOLD STRATEGY FOR RENEWED GROWTH IN SECURITY

While the growth of our ATM outsourcing business is impressive, we see equal, if not greater, potential for our innovative integrated services approach in our electronic security business. Similar to the self-service channel, security challenges, advances in technology, and the systems required to address them have grown increasingly complex. This has created a greater appetite among financial institutions for outsourcing solutions, particularly in the areas of monitoring, services and software.

Our success in reaching new markets with a more sophisticated and diverse electronic security offering, and earning prestigious security integration assignments such as New York's World Trade Center, has built the competencies that make us a more effective competitor. In fact, *SDM Magazine* named us the 2011 Systems Integrator of the Year for our efforts. Today we are bringing that expertise back into the financial sector with a focused effort to secure large, complex and technologically demanding assignments. We've created new customer teams that possess the specialized expertise in logical and enterprise security this market requires. We are leveraging best practices and some of our best talent from our ATM integrated services business to build the foundation of a new security outsourcing business.

The financial crisis that began in 2008 brought with it distress for the physical security market for bank branches – the core of our traditional security business. That market remains challenged, lly financial self-service and security verywhere

and it may remain so for some time. We are confident that our strategy to focus talent and resources on the most compelling opportunities in electronic security, and to build a comprehensive integrated services offering, will put us on a trajectory for renewed growth in our security business.

A BOLD FOCUS ON GLOBAL OPPORTUNITIES

Diebold's presence spans nearly 90 countries around the globe. In 2011, our global strategy became more tightly focused on the most critical markets that anchor each region. We are maximizing resources and talent in those markets with large or expanding financial sectors where demand for self-service solutions and services is growing, and where we enjoy the operational scale to create impact and drive growth.

In the Asia Pacific region, China, India, Thailand and Indonesia meet those criteria. Each offers rising incomes, expanding middle-class populations, strong and growing financial sectors and increasing consumer preference for self-service solutions. These four countries help make Asia Pacific the fastest-growing ATM market in the world, with a strong emphasis on cash recycling solutions. The new Opteva Flex Performance Series is well aligned with the needs of this market.

Diebold continues to enjoy the No. 1 position in Latin America, anchored by our strong presence in its two largest markets – Brazil and Mexico. Our Diebold Brazil team's capabilities in software development, services and technological innovation represent a core strength. Its talent is industry recognized, as it was named the best information technology company in the digital industry segment by Brazil's *Exame Magazine*. This aptitude fortifies our market leadership in the region and benefits our entire global organization.

Last year, we announced plans to restructure and refocus our EMEA operations to restore profitability in the region. By lowering our cost structure and concentrating on opportunities in anchor countries such as the U.K., France and Spain, we reported a return to modest profitability in the region by the fourth quarter of 2011. More work remains, but we have set the stage for continued improvement.

Many of our anchor countries are home to the largest global banks. As such, their influence extends far beyond their home region. For example, the linkages between Spain and Latin America are extensive. In an increasingly interconnected financial world, these linkages will only continue to grow. For those reasons, an approach that builds stronger relationships with customers spanning multiple geographies has resonance on a global basis.

strength


Cash Dividend
59 Consecutive Increases
$1.2
1.0
0.8
0.6
0.4
0.2
0.0
$0.94
$1.00
$1.04
$1.08
$1.12
$1.14
07
08
09
10
11
12

UNDERPINNING OUR CHANGE AGENDA: A STRONG FINANCIAL FOUNDATION

Achieving our bold objectives requires the financial capacity and flexibility to invest in growth, even as we sustain our strong record of returning value to shareholders. In 2011, we delivered a solid financial performance as we took particular advantage of an improving market for financial self-service solutions in North America. We were especially pleased to conclude the year with strong momentum in the fourth quarter, growing sales, orders and earnings. The market traction gained by our services focus led to improvements in both gross and operating margins. Profitability gains also resulted from reductions in our cost structure and an emphasis on more profitable business opportunities globally.

Nearly 55 percent of our 2011 revenues were derived from services. These largely recurring revenues provide solid profitability and the predictable stream of cash that supports our dividend. In February 2012, our board of directors increased the dividend for the 59th consecutive year, a record of consistent and growing return that is unmatched by any U.S. corporation.

In addition, our cash performance provides the flexibility and the capacity to fund investments in software and other new product development and, when appropriate, in opportunistic, strategic acquisitions.

A STRENGTHENED APPROACH TO ADDRESSING RISK

The third pillar supporting our path forward is a robust and comprehensive process to identify, assess and mitigate risks to the company. We have made significant strides to strengthen the control environment within the company. Our formalized risk assessment process expands and builds upon that effort. The Diebold Risk Council identifies potential risks in four categories – financial, operational, strategic and compliance – and devises mitigation strategies for each. In addition, in 2011 we created the position of chief compliance officer to expand a proactive compliance program that extends across all our global operations. The company's increased emphasis on managing risk, and the high level of engagement of the board and senior leadership in these important matters, will serve us well as we address future business challenges.

ALIGNMENT AND TALENT DEVELOPMENT TO SUPPORT BOLD ASPIRATIONS

Executing our strategy requires the right organizational alignment, as well as structured processes to maximize the talents of thousands of Diebold associates – the men and women who define our success. Across our operations, we have renewed our commitment to training and leadership development. That process is leading to richer conversations, deeper understanding and greater associate engagement with our strategy and goals.

We are also committed to the organizational change necessary to facilitate virtualization and a cloud-based advanced services platform – to propel this and other interconnecting technologies from promising prototypes to successful marketplace solutions. The recent promotion of Frank Natoli

achieving bold objectives



to executive vice president, chief innovation officer, and a new alignment of our global research and development organization, will improve our speed to market and collaboration among our global engineering, marketing, product management and technology groups.

OUR BOLD CULTURE:

CANDID, TRANSPARENT AND COMMITTED TO CONTINUOUS IMPROVEMENT

As noted in last year's report, subsequent to identifying certain transactions that potentially implicate the Foreign Corrupt Practices Act (FCPA), Diebold voluntarily self-reported those findings to the Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), and undertook a rigorous and comprehensive review of our global FCPA compliance. We have conducted a global internal review. The results were shared with the SEC and DOJ as we fully cooperate with these agencies' ongoing inquiries and work toward a final resolution of these matters.

how you perform

Diebold culture

Products vs. Services

2011 Revenue



45%
55%
Products
Services

Going forward, we are committed to continuous improvement across the organization with our strengthened risk assessment and mitigation process and an enhanced global compliance program.

HOW DIEBOLD WILL DELIVER VALUE

Diebold ended 2011 with solid momentum in orders, sales and profitability. We are positioned to continue that momentum in 2012, as our services-focused strategy and leading-edge technology win increasing favor in the marketplace. While macroeconomic uncertainties remain, and several of the markets we serve will continue to encounter headwinds, we are optimistic about the potential for growth in the year ahead.

Our strategy is designed to leverage the talent of our teams and the capabilities of our organization to benefit customers in new and exciting ways. Yet we pursue innovation not for its own sake, but to better serve our customers as well as fuel sustainable growth and shareholder value. The overarching principle that guides our strategy is a commitment to make decisions that drive increased value for you and for all our stakeholders.

I'm confident we can achieve a bold future that delivers increasing value. Leading the way will be the talent of more than 16,000 associates, each committed to aggressively tackling challenges in new ways. I am grateful for their efforts, and for the confidence and support of our shareholders, customers, partners and all Diebold stakeholders.

Sincerely,

Thomas W. Swidarski

Thomas W. Swidarski
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from\tto

Commission file number 1-4879

Diebold, Incorporated

(Exact name of Registrant as specified in its charter)

Ohio	**34-0183970**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	**44720-8077**
(Address of principal executive offices)	(Zip Code)

Registrants telephone number, including area code (330) 490-4000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Common Shares $1.25 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Approximate aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2011, based upon the closing price on the New York Stock Exchange on June 30, 2011, was $1,990,604,029.

Number of shares of common stock outstanding as of February 10, 2012 was 65,539,124.

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder are the documents, portions of which are incorporated by reference, and the parts of this Form 10-K into which such portions are incorporated:

Diebold, Incorporated Proxy Statement for 2012 Annual Meeting of Shareholders to be held on April 26, 2012, portions of which are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1: BUSINESS
(Dollars in thousands)

GENERAL

Diebold, Incorporated (collectively with its subsidiaries, the Company) was incorporated under the laws of the state of Ohio in August 1876, succeeding a proprietorship established in 1859.

The Company is a global leader in providing integrated self-service delivery and security systems and services to primarily the financial, commercial, government and retail markets. Sales of systems and equipment are made directly to customers by the Company's sales personnel, manufacturers' representatives and distributors globally. The sales and support organizations work closely with customers and their consultants to analyze and fulfill the customers' needs.

The Company's vision is *to be recognized as the essential partner in creating and implementing ideas that optimize convenience, efficiency and security.* This vision is the guiding principle behind the Company's transformation to becoming a more software-led services company. Services comprise more than 50 percent of the Company's revenue. The Company expects that this percentage will continue to grow over time as the Company continues to build on its strong base of maintenance and advanced services to deliver world-class integrated services.

PRODUCT AND SERVICE SOLUTIONS

The Company has two core lines of business: Self-Service Solutions and Security Solutions, which the Company integrates based on the customers' needs. Financial information for the product and service solutions can be found in note 19 to the consolidated financial statements, which is contained in Item 8 of this annual report on Form 10-K.

Self-Service Solutions

One popular example of self-service solutions is the automated teller machine (ATM). The Company offers an integrated line of self-service technologies and services, including comprehensive ATM outsourcing, ATM security, deposit and payment terminals and software. The Company is a leading global supplier of ATMs and related services and holds the leading market position in many countries around the world.

Self-Service Support and Managed Services
From analysis and consulting to monitoring and repair, the Company provides value and support to its customers every step of the way. Services include installation and ongoing maintenance of our products, OpteView® remote services, availability management, branch transformation and distribution channel consulting. Outsourced and managed services include remote monitoring, troubleshooting for self-service customers, transaction processing, currency management, maintenance services and full support via person to person or online communication.

Self-Service Products
The Company offers a wide variety of self-service solutions. Self-service products include a full range of ATMs and teller automation, including deposit automation technology such as check-cashing machines, bulk cash recyclers and bulk check deposit.

Self-Service Software
The Company offers software solutions consisting of multiple applications that process events and transactions. These solutions are delivered on the appropriate platform, allowing the Company to meet customer requirements while adding new functionality in a cost-effective manner.

Security Solutions

From the safes and vaults that the Company first manufactured in 1859 to the full range of advanced security offerings it provides today, the Company's integrated security solutions contain best-in-class products and award-winning services for its customers' unique needs. The Company provides its customers with the latest technological advances to better protect their assets, improve their workflow and increase their return on investment. These solutions are backed with experienced sales, installation and service teams. The Company is a leader in providing physical and electronic security systems as well as assisted transactions, providing total security systems solutions to financial, retail, commercial and government markets.

Physical Security and Facility Products

The Company provides security solutions and facility products, pneumatic tube systems for drive-up lanes, vaults, safes, depositories, bullet-resistive items and undercounter equipment.

Electronic Security Products

The Company provides a broad range of electronic security products including digital surveillance, access control systems, biometric technologies, alarms and remote monitoring and diagnostics.

Monitoring and Services

The Company provides security monitoring solutions including fire, managed access control, energy management, remote video management and storage, as well as logical security.

Integrated Solutions

The Company provides end-to-end outsourcing solutions with a single point of contact to help customers maximize their self-service channel by incorporating new technology, meeting compliance and regulatory mandates, protecting their institutions, and reducing costs, all while ensuring a high level of service for their customers. Each unique solution may include hardware, software, services or a combination of all three components. The Company provides value to its customers by offering a comprehensive array of integrated services and support. The Company's service organization provides strategic analysis and planning of new systems, systems integration, architectural engineering, consulting and project management that encompass all facets of a successful financial self-service implementation. The Company also provides design, products, service, installation, project management and monitoring of electronic security products to financial, government, retail and commercial customers.

Election Systems

The Company is a provider of voting equipment and related products and services in Brazil. The Company provides elections equipment, networking, tabulation and diagnostic software development, training, support and maintenance.

OPERATIONS

The principal raw materials used by the Company in its manufacturing operations are steel, plastics, and electronic parts and components, which are purchased from various major suppliers. These materials and components are generally available in ample quantities. Within the Company's services operations, fuel is a significant cost factor.

The Company's operating results and the amount and timing of revenue are affected by numerous factors including production schedules, customer priorities, sales volume and sales mix. During the past several years, the Company has changed the focus of its self-service business to that of a total solutions and integrated services approach. The value of unfilled orders is not a meaningful indicator of future revenues due to the significant portion of revenues derived from the Company's growing service-based business, for which order information is not available. Therefore, the Company believes that backlog information is not material to an understanding of its business.

The Company carries working capital mainly related to trade receivables and inventories. Inventories generally are only manufactured or purchased as orders are received from customers. The Company's normal and customary payment terms generally range from net 30 to 90 days from date of invoice. The Company generally does not offer extended payment terms. The Company also provides financing arrangements to customers that are largely classified and accounted for as sales-type leases. As of December 31, 2011, the Company's net investment in finance lease receivables was $98,296.

The Company's sales to government markets represent a small portion of total sales. Domestically, the Company's contracts with its government customers do not contain fiscal funding clauses. In the event that such a clause exists, revenue would not be recognizable until the funding clause was satisfied. Internationally, contracts with Brazil's government customers are subject to a maximum twenty-five percent quantity adjustment prior to the Company purchasing any raw materials under the contracted purchasing schedule.

SEGMENTS AND FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

The Company manages its businesses on a geographic basis and reports the following two segments: Diebold North America (DNA) and Diebold International (DI). The DNA segment sells and services financial and retail systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries throughout Europe, the Middle East, Africa, Latin America and in the Asia Pacific region (excluding Japan and Korea). Segment financial information can be found in note 19 to the consolidated financial statements, which is incorporated herein by reference.

Sales to customers outside the United States in relation to total consolidated net sales were $1,494,681 or 52.7 percent in 2011, 1,560,879 or 55.3 percent in 2010 and 1,383,132 or 50.9 percent in 2009.

Property, plant and equipment, at cost, located in the United States totaled $455,814, $454,666 and $436,227 as of December 31, 2011, 2010 and 2009, respectively, and property, plant and equipment, at cost, located outside the United States totaled $186,442, $191,569 and $177,150 as of December 31, 2011, 2010 and 2009, respectively.

Additional financial information regarding the Company's international operations is included in note 19 to the consolidated financial statements, which is incorporated herein by reference. The Company's non-U.S. operations are subject to normal international business risks not generally applicable to domestic business. These risks include currency fluctuation, new and different legal and regulatory requirements in local jurisdictions, political and economic changes and disruptions, tariffs or other barriers, potentially adverse tax consequences and difficulties in staffing and managing foreign operations.

COMPETITION

The Company participates in many highly competitive businesses with some products and services in competition directly with similar products and services and others with alternative products that have similar uses or produce similar results. The Company believes, based upon outside independent industry surveys, that it is a leading manufacturer of and services provider for financial self-service systems in the United States and is also a market leader internationally. The Company distinguishes itself by providing unique value with a wide range of software-led services tailored to meet customers' needs. In the area of automated transaction systems, the Company competes on a global basis primarily with NCR Corporation and Wincor-Nixdorf. On a regional basis, the Company competes with many other hardware and software companies such as Grg Equipment Co. and Nautilus Hyosung in Asia Pacific and Itautec and Perto in Latin America. In serving the security product and service markets for the financial services industry, the Company competes with national, regional and local security companies. Of these competitors, some compete in only one or two product lines, while others sell a broader spectrum of products. The unavailability of comparative sales information and the large variety of individual products make it difficult to give reasonable estimates of the Company's competitive ranking in or share of the market in its security product fields of activity. However, the Company is ranked as one of the top integrators in the security market.

The Company provides elections systems product solutions and support to the government in Brazil. Competition in this market is limited and based upon technology pre-qualification demonstrations to the government. Due to the technology investment required in elections systems, barriers to entry in this market are high.

RESEARCH, DEVELOPMENT AND ENGINEERING

Customer demand for self-service and security technologies is growing. In order to meet this demand, the Company is focused on delivering innovation to its customers by continuing to invest in technology solutions that enable customers to reduce costs and improve efficiency. Expenditures for research, development and engineering initiatives were $78,108, $74,225 and $72,026 in 2011, 2010 and 2009, respectively. In 2011, the Company introduced its Opteva® Flex Performance℠ Series that redefines what financial institutions should expect from an ATM. The Flex Performance Series is the Company's most reliable self-service terminals to date, bringing together all of today's advanced self-service functionalities – from accepting cash and check deposits and dispensing cash to full recycling – all in one ATM model.

PATENTS, TRADEMARKS, LICENSES

The Company owns patents, trademarks and licenses relating to certain products in the United States and internationally. While the Company regards these as items of importance, it does not deem its business as a whole, or any industry segment, to be materially dependent upon any one item or group of items.

ENVIRONMENTAL

Compliance with federal, state and local environmental protection laws during 2011 had no material effect upon the Company's business, financial condition or results of operations.

EMPLOYEES

At December 31, 2011, the Company employed 16,515 associates globally. The Company's service staff is one of the financial industry's largest, with professionals in more than 600 locations and representation in nearly 90 countries worldwide.

EXECUTIVE OFFICERS

Refer to Part III, Item 10 of this annual report on Form 10-K for information on the Company's executive officers, which is incorporated herein by reference.

AVAILABLE INFORMATION

The Company uses its Investor Relations web site, www.diebold.com/investors, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. The Company posts filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC), including its annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K; its proxy statements; and any amendments to those reports or statements. All such postings and filings are available on the Company's Investor Relations web site free of charge. In addition, this web site allows investors and other interested persons to sign up to automatically receive e-mail alerts when the Company posts news releases and financial information on its web site. The SEC also maintains a web site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The content on any web site referred to in this annual report on Form 10-K is not incorporated by reference into this annual report unless expressly noted.

ITEM 1A: RISK FACTORS

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this annual report on Form 10-K because they could cause actual results to differ materially from those expressed in any forward-looking statement. The risk factors highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, operating results or cash flows could be negatively affected.

We caution the reader to keep these risk factors in mind and refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this annual report on Form 10-K.

Demand for and supply of our products and services may be adversely affected by numerous factors, some of which we cannot predict or control. This could adversely affect our operating results.

Numerous factors may affect the demand for and supply of our products and services, including:

- changes in the market acceptance of our products and services;
- customer and competitor consolidation;
- changes in customer preferences;
- declines in general economic conditions;
- changes in environmental regulations that would limit our ability to sell products and services in specific markets;
- macro-economic factors affecting banks, credit unions and other financial institutions may lead to cost-cutting efforts by customers, which could cause us to lose current or potential customers or achieve less revenue per customer; and
- availability of purchased products.

If any of these factors occur, the demand for and supply of our products and services could suffer, and this would adversely affect our results of operations.

Increased raw material and energy costs could reduce our income.

The primary raw materials in our financial self-service, security and election systems product and service solutions are steel, plastics and electronic parts and components. The majority of our raw materials are purchased from various local, regional and global suppliers pursuant to long-term supply contracts. However, the price of these materials can fluctuate under these contracts in tandem with the pricing of raw materials.

In addition, energy prices, particularly petroleum prices, are cost drivers for our business. In recent years, the price of petroleum has been highly volatile, particularly due to the unstable political conditions in the Middle East and increasing international demand from emerging markets. Price increases in fuel and electricity costs, such as those increases which may occur from climate change legislation or other environmental mandates, will continue to increase our cost of operations. Any increase in the costs of energy would also increase our transportation costs. Although we attempt to pass on higher raw material and energy costs to our customers, it is often not possible given the competitive markets in which we operate.

Our business may be affected by general economic conditions, cyclicality and uncertainty and could be adversely affected during economic downturns.

Demand for our products is affected by general economic conditions and the business conditions of the industries in which we sell our products and services. The business of most of our customers, particularly our financial institution customers, is, to varying degrees, cyclical and has historically experienced periodic downturns. Under difficult economic conditions, customers may seek to reduce discretionary spending by forgoing purchases of our products and services. This risk is magnified for capital goods purchases such as ATMs and physical security products. In addition, downturns in our customer's industries, even during periods of strong general economic conditions, could adversely affect the demand for our products and services, and our sales and operating results.

In particular, economic difficulties in the U.S. credit markets and the global markets have led to an economic recession in some or all of the markets in which we operate. As a result of these difficulties and other factors, financial institutions have failed and may continue to fail resulting in a loss of current or potential customers, or deferred or canceled sales orders, including orders previously placed. Any customer deferrals or cancellations could materially affect our sales and operating results.

Additionally, the unstable political conditions in the Middle East or the sovereign debt concerns of certain countries could lead to further financial, economic and political instability, and this could lead to an additional deterioration in general economic conditions.

We may be unable to achieve, or may be delayed in achieving, our cost-cutting initiatives, and this may adversely affect our operating results and cash flow.

We have launched a number of cost-cutting initiatives, including restructuring initiatives, to improve operating efficiencies and reduce operating costs. Although we have achieved a substantial amount of annual cost savings associated with these cost-cutting initiatives, we may be unable to sustain the cost savings that we have achieved. In addition, if we are unable to achieve, or have any unexpected delays in achieving additional cost savings, our results of operations and cash flow may be adversely affected. Even if we meet our goals as a result of these initiatives, we may not receive the expected financial benefits of these initiatives.

We face competition that could adversely affect our sales and financial condition.

All phases of our business are highly competitive. Some of our products are in direct competition with similar or alternative products provided by our competitors. We encounter competition in price, delivery, service, performance, product innovation, product recognition and quality.

Because of the potential for consolidation in any market, our competitors may become larger, which could make them more efficient and permit them to be more price-competitive. Increased size could also permit them to operate in wider geographic areas and enhance their abilities in other areas such as research and development and customer service. As a result, this could also reduce our profitability.

Our competitors can be expected to continue to develop and introduce new and enhanced products. This could cause a decline in market acceptance of our products. In addition, our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Also, we may be unable to effectively anticipate and react to new entrants in the marketplace competing with our products.

Competitive pressures can also result in the loss of major customers. An inability to compete successfully could have an adverse effect on our operating results, financial condition and cash flows in any given period.

Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our tax expense includes estimates of additional tax which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could affect the valuation of our net deferred tax assets. Our future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures. If we change our intention to repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, there could be a negative impact on foreign and domestic taxes.

In international markets, we compete with local service providers that may have competitive advantages.

In a number of international markets, especially those in Asia Pacific and Latin America, we face substantial competition from local service providers that offer competing products and services. Some of these companies may have a dominant market share in their territories and may be owned by local stakeholders. This could give them a competitive advantage. Local providers of competing products and services may also have a substantial advantage in attracting customers in their country due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country and/or their focus on a single market. Further, the local providers may have greater regulatory and operational flexibility since we are subject to both U.S. and foreign regulatory requirements.

Because our operations are conducted worldwide, they are affected by risks of doing business abroad.

We generate a significant percentage of revenue from sales and service operations conducted outside the United States. Revenue from international operations amounted to approximately 52.7 percent in 2011, 55.3 percent in 2010 and 50.9 percent in 2009 of total revenue during these respective years.

Accordingly, international operations are subject to the risks of doing business abroad, including the following:

- fluctuations in currency exchange rates;
- transportation delays and interruptions;
- political and economic instability and disruptions;
- restrictions on the transfer of funds;
- the imposition of duties and tariffs;
- import and export controls;
- changes in governmental policies and regulatory environments;
- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act (FCPA);
- labor unrest and current and changing regulatory environments;
- the uncertainty of product acceptance by different cultures;
- the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;
- difficulties in staffing and managing multi-national operations;
- limitations on the ability to enforce legal rights and remedies;
- reduced protection for intellectual property rights in some countries; and
- potentially adverse tax consequences, including repatriation of profits.

Any of these events could have an adverse effect on our international operations by reducing the demand for our products or decreasing the prices at which we can sell our products, thereby adversely affecting our financial condition or operating results. We may not be able to continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. In addition, these laws or regulations may be modified in the future, and we may not be able to operate in compliance with those modifications.

Additionally, there are ongoing concerns regarding the short- and long-term stability of the euro and its ability to serve as a single currency for a variety of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to their former local currencies, which could lead to the dissolution of the euro. Should this occur, the assets we hold in a country that re-introduces its local currency could be significantly devalued. Furthermore, the dissolution of the euro could cause significant volatility and disruption to the global economy, which could impact our financial results. Finally, if it were necessary for us to conduct our business in additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into U.S. dollars.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that the Company or any of its subsidiaries has violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to compliance with various laws and regulations, including the FCPA and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The FCPA also requires proper record keeping and characterization of such payments in our reports filed with the SEC.

While our employees and agents are required to comply with these laws, we operate in many parts of the world that have experienced governmental and commercial corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Foreign companies, including some that may compete with us, may not be subject to the FCPA. Accordingly, such companies may be more likely to engage in activities prohibited by the FCPA, which could have a significant adverse impact on our ability to compete for business in such countries.

Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on our business, financial condition or results of operations.

In particular, during the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, the Company identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicate the FCPA, particularly the books and records provisions of the FCPA. As a result, the Company conducted a global internal review and collected information related to its global FCPA compliance. In the fourth quarter of 2010, the Company identified certain transactions within its Asia Pacific operation that occurred over the past several years that may also potentially implicate the FCPA. The Company continues to monitor its ongoing compliance with the FCPA.

The Company has voluntarily self-reported its findings to the SEC and the U.S. Department of Justice (DOJ) and is cooperating with these agencies in their review. The Company was previously informed that the SEC's inquiry had been converted to a formal, non-public investigation. The Company also received a subpoena for documents from the SEC and a voluntary request for documents from the DOJ in connection with the investigation. Because the SEC and DOJ investigations are ongoing, there can be no assurance that their review will not find evidence of additional transactions that potentially implicate the FCPA. At this time, the Company cannot predict the results of the government investigations, and future resolution of these matters with the SEC and the DOJ could result in changes in management's estimates of losses, which could be material to the Company's consolidated financial statements.

In addition, our business opportunities in select geographies have been or may be adversely affected by these reviews and any subsequent findings. Some countries in which we do business may also initiate their own reviews and impose penalties, including prohibition of our participating in or curtailment of business operations in those jurisdictions. If it is determined that a violation of the FCPA has occurred, such violation may give rise to an event of default under our loan agreements. We could also face third-party claims in connection with any such violation or as a result of the outcome of the current or any future government reviews. Our disclosure, internal review, any current or future governmental review and any findings regarding any alleged violation of the FCPA could, individually or in the aggregate, have a material adverse affect on our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees and to access the capital markets.

We may expand operations into international markets in which we may have limited experience or rely on business partners.

We continually look to expand our products and services into international markets. We have currently developed, through joint ventures, strategic investments, subsidiaries and branch offices, sales and service offerings in over 90 countries outside of the United States. As we expand into new international markets, we will have only limited experience in marketing and operating products and services in such markets. In other instances, we may rely on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting our products and services, and our operations in international markets may not develop at a rate that supports our level of investment.

An inability to effectively manage acquisitions, divestitures and other significant transactions successfully could harm our operating results, business and prospects.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing arrangements, and we enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates, successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks of these transactions can be more pronounced in larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and successfully complete transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally. This may put us at a competitive disadvantage, and we may be adversely affected by negative market perceptions any of which may have a material adverse effect on our revenue, gross margin and profitability.

Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could significantly disrupt our business. The challenges involved in integration include:

- combining product and service offerings and entering into new markets in which we are not experienced;
- convincing customers and distributors that the transaction will not diminish client service standards or business focus, preventing customers and distributors from deferring purchasing decisions or switching to other suppliers (which could result in additional obligations to address customer uncertainty), and coordinating sales, marketing and distribution efforts;
- consolidating and rationalizing corporate information technology infrastructure, which may include multiple legacy systems from various acquisitions and integrating software code;
- minimizing the diversion of management attention from ongoing business concerns;
- persuading employees that business cultures are compatible, maintaining employee morale and retaining key employees, integrating employees into our company, correctly estimating employee benefit costs and implementing restructuring programs;
- coordinating and combining administrative, manufacturing, research and development and other operations, subsidiaries, facilities and relationships with third parties in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures; and
- achieving savings from supply chain and administration integration.

We evaluate and enter into these types of transactions on an ongoing basis. We may not fully realize all of the anticipated benefits of any transaction, and the timeframe for achieving benefits of a transaction may depend partially upon the actions of employees, suppliers or other third parties. In addition, the pricing and other terms of our contracts for these transactions require us to make estimates and assumptions at the time we enter into these contracts, and, during the course of our due diligence, we may not identify all of the factors necessary to estimate costs accurately. Any increased or unexpected costs, unanticipated delays or failure to achieve contractual obligations could make these agreements less profitable or unprofitable.

Managing these types of transactions requires varying levels of management resources, which may divert our attention from other business operations. These transactions could result in significant costs and expenses and charges to earnings, including those related to severance pay, early retirement costs, employee benefit costs, asset impairment charges, charges from the elimination of duplicative facilities and contracts, in-process research and development charges, inventory adjustments, assumed litigation and other liabilities, legal, accounting and financial advisory fees, and required payments to executive officers and key employees under retention plans. Moreover, we could incur additional depreciation and amortization expense over the useful lives of certain assets acquired in connection with these transactions, and, to the extent that the value of goodwill or intangible assets with indefinite lives acquired in connection with a transaction becomes impaired, we may be required to incur additional material charges relating to the impairment of those assets. In order to complete an acquisition, we may issue common stock, potentially creating dilution for existing shareholders, or borrow funds, affecting our financial condition and potentially our credit ratings. Any prior or future downgrades in our credit rating associated with a transaction could adversely affect our ability to borrow and result in more restrictive borrowing terms. In addition, our effective tax rate on an ongoing basis is uncertain, and such transactions could impact our effective tax rate. We also may experience risks relating to the challenges and costs of closing a transaction and the risk that an announced transaction may not close. As a result, any completed, pending or future transactions may contribute to financial results that differ from the investment community's expectations.

We have a significant amount of long-term assets, including goodwill and other intangible assets, and any future impairment charges could adversely impact our results of operations.

We review long-lived assets, including property, plant and equipment and identifiable intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Factors which may cause an impairment of long-lived assets include significant changes in the manner of use of these assets, negative industry or market trends, a significant underperformance relative to historical or projected future operating results, or a likely sale or disposal of the asset before the end of its estimated useful life.

As of December 31, 2011, we had $253.1 million of goodwill. We assess all existing goodwill at least annually for impairment on a "reporting unit" basis. The Company's five reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia Pacific, and Europe, Middle East and Africa (EMEA). The techniques used in our qualitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change; although we believe these estimates and assumptions are reasonable and reflect market conditions forecast at the assessment date. Any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods. Because actual results may vary from our forecasts and such variations may be material and unfavorable, we may need to record future impairment charges with respect to the goodwill attributed to any reporting unit, which could adversely impact our results of operations.

System security risks and systems integration issues could disrupt our internal operations or services provided to customers, and any such disruption could adversely affect revenue, increase costs, and harm our reputation and stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our own confidential information or that of our customers, corrupt data, create system disruptions or cause shutdowns. A network security breach could be particularly harmful if it remained undetected for an extended period of time. Groups of hackers may also act in a coordinated manner to launch distributed denial of service attacks, or other coordinated attacks, that may cause service outages or other interruptions. We could incur significant expenses in addressing problems created by network security breaches, such as the expenses of deploying additional personnel, enhancing or implementing new protection measures, training employees or hiring consultants. Further, such corrective measures may later prove inadequate. Moreover, actual or perceived security vulnerabilities in our products and services could cause significant reputational harm, causing us to lose existing or potential customers. Reputational damage could also result in diminished investor confidence. Actual or perceived vulnerabilities may also lead to claims against us. Although our license agreements typically contain provisions that eliminate or limit our exposure to such liability, there is no assurance these provisions will withstand legal challenges. We could also incur significant expenses in connection with customers' system failures.

In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to eliminate or alleviate security problems, viruses and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that could impede sales, manufacturing, distribution or other critical functions.

Portions of our information technology infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems, and transitioning data and other aspects of the process could be expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact the ability to fulfill orders and interrupt other processes. Delayed sales, lower margins, lost customers or diminished investor confidence resulting from these disruptions could adversely affect financial results, stock price and reputation.

An inability to attract, retain and motivate key employees could harm current and future operations.

In order to be successful, we must attract, retain and motivate executives and other key employees, including those in managerial, professional, administrative, technical, sales, marketing and information technology support positions. We also must keep employees focused on our strategies and goals. Hiring and retaining qualified executives, engineers and qualified sales representatives are critical to our future, and competition for experienced employees in these areas can be intense. The failure to hire or loss of key employees could have a significant impact on our operations.

We may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments.

Our cash flows from operations depend primarily on sales and service margins. To develop new product and service technologies, support future growth, achieve operating efficiencies and maintain product quality, we must make significant capital investments in manufacturing technology, facilities and capital equipment, research and development, and product and service technology. In addition to cash provided from operations, we have from time to time utilized external sources of financing. Depending upon general market conditions or other factors, we may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments. In addition, due to the recent economic downturn there has been a tightening of the credit markets, which may limit our ability to obtain alternative sources of cash to fund our operations.

New product developments may be unsuccessful.

We are constantly looking to develop new products and services that complement or leverage the underlying design or process technology of our traditional product and service offerings. We make significant investments in product and service technologies and anticipate expending significant resources for new product development over the next several years. There can be no assurance that our product development efforts will be successful, that we will be able to cost effectively manufacture these new products, that we will be able to successfully market these products or that margins generated from sales of these products will recover costs of development efforts.

An adverse determination that our products or manufacturing processes infringe the intellectual property rights of others could have a materially adverse effect on our business, operating results or financial condition.

As is common in any high technology industry, others have asserted from time to time, and may assert in the future, that our products or manufacturing processes infringe their intellectual property rights. A court determination that our products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or manufacturing processes. We are unable to predict the outcome of assertions of infringement made against us. Any of the foregoing could have a materially adverse effect on our business, operating results or financial condition.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, the possible taxation under U.S. law of certain income from foreign operations, compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act, and costs associated with complying with the Patient Protection and Affordable Care Act of 2010 and the regulations promulgated thereunder. For example, under Section 1502 of the Dodd-Frank Act, the SEC is required to adopt additional disclosure requirements related to the source of certain "conflict minerals" for issuers for which such "conflict minerals" are necessary to the functionality or product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the proposed rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Our suppliers may use some or all of these materials in their production processes. The SEC's proposed rules, if adopted, would require us to perform supply chain due diligence on every member of our supply chain, including the mine owner and operator. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

Certain provisions of our charter documents, including provisions limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice and permitting cumulative voting, may make it more difficult for a third party to gain control of our Board of Directors and may have the effect of delaying or preventing changes in our control or management. This could have an adverse effect on the market price of our common stock. Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition," as defined in the Ohio Revised Code. Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of our voting power represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the "interested shares," as defined in the Ohio Revised Code. The application of these provisions of the Ohio Revised Code also could have the effect of delaying or preventing a change of control.

Any actions or other governmental investigations or proceedings related to or arising from the matters that resulted in the 2009 SEC settlement, including the related SEC investigation and Department of Justice investigation, could result in substantial costs to defend enforcement or other related actions that could have a materially adverse effect on our business, operating results or financial condition.

The Company had previously reached an agreement in principle in 2009 with the staff of the SEC to settle civil charges stemming from the staff's enforcement inquiry. We accrued a $25.0 million penalty in the first quarter of 2009, which was paid in June 2010.

We could incur substantial additional costs to defend and resolve third-party litigation or other governmental actions, investigations or proceedings arising out of, or related to, the completed investigations. In addition, we could be exposed to enforcement or other actions with respect to these matters by the SEC's Division of Enforcement or the DOJ.

In addition, these activities have diverted the attention of management from the conduct of our business. The diversion of resources to address issues arising out of the investigations may harm our business, operating results and financial condition in the future.

Our ability to maintain effective internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, and this could cause our financial statements to become materially misleading and adversely affect the trading price of our common stock.

We require effective internal control over financial reporting in order to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial statements and effectively prevent fraud, our financial statements could become materially misleading which could adversely affect the trading price of our common stock.

Management identified control deficiencies as of December 31, 2009 that constituted material weaknesses. Throughout 2010, we enhanced, our internal control over financial reporting and as of December 31, 2010, we had remediated the material weaknesses. If we are not able to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, financial condition and operating results could be harmed.

Any material weakness could affect investor confidence in the accuracy and completeness of our financial statements. As a result, our ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect our business, financial condition and the market value of our securities and require us to incur additional costs to improve our internal control systems and procedures. In addition, perceptions of our company among customers, lenders, investors, securities analysts and others could also be adversely affected.

We can give no assurances that any additional material weaknesses will not arise in the future due to our failure to implement and maintain adequate internal control over financial reporting. In addition, although we have been successful in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or ensure the fair presentation of our financial statements included in our periodic reports filed with the SEC.

Low investment performance by our domestic pension plan assets may result in an increase to our net pension liability and expense, which may require us to fund a portion of our pension obligations and divert funds from other potential uses.

We sponsor several defined benefit pension plans that cover certain eligible employees. Our pension expense and required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations.

A significant market downturn could occur in future periods resulting in a decline in the funded status of our pension plans and actual asset returns to be below the assumed rate of return used to determine pension expense. If return on plan assets in future periods perform below expectations, future pension expense will increase. Further, as a result of global economic instability in recent years, our pension plan investment portfolio has been volatile.

We establish the discount rate used to determine the present value of the projected and accumulated benefit obligations at the end of each year based upon the available market rates for high quality, fixed income investments. We match the projected cash flows of our pension plans against those generated by high-quality corporate bonds. The yield of the resulting bond portfolio provides a basis for the selected discount rate. An increase in the discount rate would reduce the future pension expense and, conversely, a decrease in the discount rate would increase the future pension expense.

Based on current guidelines, assumptions and estimates, including stock market prices and interest rates, we plan to make cash contributions totaling approximately $15.8 million to our pension plans in 2012. Changes in the current assumptions and estimates could result in contributions in years beyond 2012 that are greater than the projected 2012 contributions required. We cannot predict whether changing market or economic conditions, regulatory changes or other factors will further increase our pension expenses or funding obligations, diverting funds we would otherwise apply to other uses.

We are currently subject to a purported class action and shareholder derivative litigation, the unfavorable outcome of which might have a material adverse effect on our financial condition, operating results and cash flow.

A purported class action lawsuit and a shareholder derivative lawsuit have been filed against us and certain current and former officers and directors alleging violations of federal and state laws, including with respect to federal securities laws. Although we believe that these lawsuits are without merit, and we intend to vigorously defend against these claims, we cannot determine with certainty the outcome or resolution of these claims or any future related claims, or the timing for their resolution. In addition to the expense and burden incurred in defending this litigation and any damages that we may suffer, management's efforts and attention may be diverted from the ordinary business operations in order to address these claims. If the final resolution of this litigation is unfavorable, our financial condition, operating results and cash flows could be materially affected.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

The Company's corporate offices are located in North Canton, Ohio. The Company owns manufacturing facilities in Lynchburg, Virginia and Lexington, North Carolina. The Company also has manufacturing facilities in Belgium, Brazil, China, Hungary and India. The Company has selling, service and administrative offices in the following locations: throughout the United States, and in Australia, Austria, Barbados, Belgium, Belize, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Dominican Republic, Ecuador, Egypt, El Salvador, France, Greece, Guatemala, Haiti, Honduras, Hong Kong, Hungary, India, Indonesia, Italy, Jamaica, Kazakhstan, Luxembourg, Malaysia, Mexico, Namibia, Netherlands, Nicaragua, Panama, Paraguay, Peru, Philippines, Portugal, Poland, Romania, Russia, Singapore, South Africa, Spain, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom, Uruguay, Venezuela and Vietnam. The Company leases a majority of the selling, service and administrative offices under operating lease agreements.

The Company considers that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business.

ITEM 3: LEGAL PROCEEDINGS
(dollars in thousands)

At December 31, 2011, the Company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the Company's consolidated financial statements would not be materially affected by the outcome of those legal proceedings, commitments, or asserted claims.

In addition to the routine legal proceedings noted above the Company was a party to the lawsuits described below at December 31, 2011:

Securities and Shareholder Actions

On June 30, 2010, a shareholder filed a putative class action complaint in the United States District Court for the Northern District of Ohio alleging violations of the federal securities laws against the Company, certain current and former officers, and the Company's independent auditors (*Louisiana Municipal Police Employees Retirement System v. KPMG et al.*, No. 10-CV-1461). The complaint seeks unspecified compensatory damages on behalf of a class of persons who purchased the Company's stock between June 30, 2005 and January 15, 2008 and fees and expenses related to the lawsuit. The complaint generally relates to the matters set forth in the court documents filed by the SEC in June 2010 finalizing the settlement of civil charges stemming from the investigation of the Company conducted by the Division of Enforcement of the SEC (SEC Settlement).

On October 19, 2010, an alleged shareholder of the Company filed a shareholder derivative lawsuit in the Stark County, Ohio, Court of Common Pleas, alleging claims on behalf of the Company against certain current and former officers and directors of the Company for breach of fiduciary duty, unjust enrichment and corporate waste (*Levine v. Geswein et al.*, Case No. 2010-CV-3848). The complaint generally relates to the matters set forth in the court documents filed by the SEC in June 2010 in connection with the SEC Settlement, and asserts that the defendants are liable to the Company for alleged damages associated with the SEC investigation, settlement, and related litigation. It also asserts that alleged misstatements in the Company's publicly issued financial statements caused the Company's common stock to trade at artificially inflated prices between 2004 and 2006, and that defendants harmed the Company by causing it to repurchase its common stock in the open market at inflated prices during that period. The complaint seeks an award of money damages against the defendants and in favor of the Company in an unspecified amount, as well as unspecified equitable and injunctive relief and attorneys' fees and expenses.

Management believes any possible loss or range of loss associated with the putative federal securities class action cannot be estimated. The parties to the shareholder derivative lawsuit have agreed to a settlement of that action. The settlement, which requires court approval before it will become effective, is not anticipated to have a material impact on the Company's financial position or results of operations.

Labor and Wage Actions

On May 7, 2010, a purported collective action under the Fair Labor Standards Act was filed in the United States District Court for the Northern District of Florida alleging that field service employees of the Company nationwide were not paid for the time spent logging into the Company's computer network in the morning, for travel to their first jobs and for meal periods that were supposedly automatically deducted from the employees' pay but, allegedly, not taken (*Nichols v. Diebold, Incorporated*, Case No. 3:10cv150/RV/MD). The lawsuit sought unpaid overtime, liquidated damages equal to the amount of unpaid overtime and attorneys' fees. In December 2010, the plaintiff voluntarily dismissed the lawsuit, which resulted in a tentative settlement in the amount of $9,500 subject to agreement on final settlement terms and court approval. This tentative settlement was recorded in selling and administrative expense in the fourth quarter of 2010. In July 2011, the parties agreed upon the final terms of the settlement. The case was then refiled so that court approval of the settlement could be sought, and on November 10, 2011, court approval was obtained.

Global Foreign Corrupt Practices Act (FCPA) Review

During the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, the Company identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicate the FCPA, particularly the books and records provisions of the FCPA. As a result, the Company conducted a global internal review and collected information related to its global FCPA compliance. In the fourth quarter of 2010, the Company identified certain transactions within its Asia Pacific operation that occurred over the past several years that may also potentially implicate the FCPA. The Company continues to monitor its ongoing compliance with the FCPA.

The Company has voluntarily self-reported its findings to the SEC and the U.S. Department of Justice (DOJ) and is cooperating with these agencies in their review. The Company was previously informed that the SEC's inquiry had been converted to a formal, non-public investigation. The Company also received a subpoena for documents from the SEC and a voluntary request for documents from the DOJ in connection with the investigation. Because the SEC and DOJ investigations are ongoing, there can be no assurance that their review will not find evidence of additional transactions that potentially implicate the FCPA. At this time, the Company cannot predict the results of the government investigations and future resolution of these matters with the SEC and the DOJ could result in changes in management's estimates of losses, which could be material to the Company's consolidated financial statements.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common shares of the Company are listed on the New York Stock Exchange with a symbol of "DBD." The price ranges of common shares of the Company for the periods indicated below are as follows:

	2011		2010		2009	
	High	Low	High	Low	High	Low
1st Quarter	**$ 36.35**	**$ 30.20**	$ 32.23	$ 26.47	$ 29.75	$ 19.04
2nd Quarter	**37.12**	**29.26**	35.18	24.22	27.55	20.77
3rd Quarter	**33.89**	**24.70**	31.59	25.72	33.17	24.76
4th Quarter	**33.59**	**25.83**	33.29	29.79	33.06	25.04
Full Year	**$ 37.12**	**$ 24.70**	$ 35.18	$ 24.22	$ 33.17	$ 19.04

There were approximately 46,984 shareholders at December 31, 2011, which includes an estimated number of shareholders who have shares held in their accounts by banks, brokers, and trustees for benefit plans and the agent for the dividend reinvestment plan.

On the basis of amounts paid and declared, the annualized dividends per share were $1.12, $1.08 and $1.04 in 2011, 2010 and 2009, respectively.

Information concerning the Company's share repurchases made during the fourth quarter of 2011:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans (2)
October	114,172	$ 26.62	113,400	556,577
November	77,900	29.96	77,900	478,677
December	52,500	30.29	52,500	426,177
Total	244,572	$ 28.47	243,800	

(1) Includes 772 shares in October surrendered or deemed surrendered to the Company in connection with the Company's stock-based compensation plans.

(2) The Company repurchased 243,800 common shares in the fourth quarter of 2011 pursuant to its share repurchase plan. The total number of shares repurchased as part of the publicly announced share repurchase plan was 13,450,772 as of December 31, 2011. The plan was approved by the Board of Directors in April 1997. The Company may purchase shares from time to time in open market purchases or privately negotiated transactions. The Company may make all or part of the purchases pursuant to accelerated share repurchases or Rule 10b5-1 plans. The plan has no expiration date. The following table provides a summary of Board of Director approvals to repurchase the Company's outstanding common shares:

	Total Number of Shares Approved for Repurchase
1997	2,000,000
2004	2,000,000
2005	6,000,000
2007	2,000,000
2011	1,876,949
	13,876,949

PERFORMANCE GRAPH

The graph below compares the cumulative 5-year total return to shareholders on the Company's common stock relative to the cumulative total returns of the S&P 500 index, the S&P Midcap 400 index and two customized peer groups of forty-four companies and twenty-five companies, respectively, whose individual companies are listed in footnotes 1 and 2 below. The graph assumes that the value of the investment in the Company's common shares, in each index, and in each of the peer groups (including reinvestment of dividends) was $100 on December 31, 2006 and tracks it through December 31, 2011.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Diebold, Incorporated, the S&P 500 Index, the S&P Midcap 400 Index, Old Peer Group, and New Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Diebold, Inc.
S&P 500
S&P Midcap 400
Old Peer Group
New Peer Group

*$100 invested on December 31, 2006 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

(1) There are forty-four companies included in the company's first customized peer group which are: Actuant Corp., Agilent Technologies Inc, AI Claims Solutions PLC, Ametek Inc, Benchmark Electronics Inc, Brady Corp., Brinks Company (The), Cooper Industries PLC, Corning Inc, Crane Company, Curtiss Wright Corp., Deluxe Corp., Donaldson Company Inc, Dover Corp., Fiserv Inc, Flowserve Corp., FMC Technologies Inc, Goodrich Corp., Harman International Industries Inc, Harris Corp., Hubbell Inc, International Game Technology, Itron Inc, Lennox International Inc, Mantech International Corp., Mettler Toledo International Inco, Moog Inc, NCR Corp., Pall Corp., Pentair Inc, Perkinelmer Inc, Pitney-Bowes Inc, Rockwell Automation Inc, Rockwell Collins Inc, Roper Industries Inc, Sauer Danfoss Inc, SPX Corp., Teledyne Technologies Inc, Teleflex Inc, The Timken Company, Thomas & Betts Corp., Unisys Corp., Varian Medical Systems Inc and Waters Corp.

(2) The twenty-five companies included in the company's second customized peer group are: Actuant Corp., Benchmark Electronics Inc, Brady Corp., Brinks Company (The) Coinstar Inc, Cooper Industries PLC, Dover Corp., Fidelity National Information Services I, Fiserv Inc, Flowserve Corp., Global Payments Inc, Imation Corp., International Game Technology, Logitech International SA, Mastercard Inc, Mettler Toledo International Inco, NCR Corp., Pitney-Bowes Inc, Rockwell Automation Inc, Sensata Technologies Holding NV, SPX Corp., The Timken Company, Unisys Corp., Western Union Company (The) and Woodward Inc.

The second customized peer group is the same peer group used by the Compensation Committee of our Board of Directors for purposes of benchmarking executive pay. Each year the Compensation Committee reviews the index, as companies may merge or be acquired, liquidated or otherwise disposed of, or may no longer be deemed to adequately represent our peers in the market. The customized peer group was decreased from 44 companies to 25 companies in 2011 because the Compensation Committee determined that the first customized peer group no longer represented an appropriately sized sampling of peer companies.

ITEM 6: SELECTED FINANCIAL DATA

The following table should be read in conjunction with "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part II — Item 8 — Financial Statements and Supplementary Data."

	Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(in millions, except per share data)				
Results of operations					
Net sales	$ **2,836**	$ 2,824	$ 2,718	$ 3,082	$ 2,888
Cost of sales	**2,100**	2,104	2,068	2,307	2,212
Gross profit	$ **736**	$ 720	$ 650	$ 775	$ 677
Amounts attributable to Diebold, Incorporated					
Income (loss) from continuing operations, net of tax	$ **144**	$ (21)	$ 73	$ 108	$ 98
Income (loss) from discontinued operations, net of tax	1	1	(47)	(19)	(58)
Net income (loss) attributable to Diebold, Incorporated	$ **145**	$ (20)	$ 26	$ 89	$ 40
Basic earnings per common share:					
Income (loss) from continuing operations, net of tax	$ **2.24**	$ (0.31)	$ 1.10	$ 1.63	$ 1.49
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.71)	(0.29)	(0.89)
Net income (loss) attributable to Diebold, Incorporated	$ **2.25**	$ (0.31)	$ 0.39	$ 1.34	$ 0.60
Diluted earnings per common share:					
Income (loss) from continuing operations, net of tax	$ **2.23**	$ (0.31)	$ 1.09	$ 1.62	$ 1.47
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.70)	(0.29)	(0.88)
Net income (loss) attributable to Diebold, Incorporated	$ **2.24**	$ (0.31)	$ 0.39	$ 1.33	$ 0.59
Number of weighted-average shares outstanding					
Basic shares	**64**	66	66	66	66
Diluted shares	**65**	66	67	66	67
Dividends					
Common dividends paid	$ **72**	$ 72	$ 69	$ 67	$ 62
Common dividends paid per share	$ **1.12**	$ 1.08	$ 1.04	$ 1.00	$ 0.94
Consolidated balance sheet data (as of period end)					
Current assets	$ **1,732**	$ 1,714	$ 1,588	$ 1,614	$ 1,594
Current liabilities	**824**	810	743	735	701
Net working capital	**908**	904	845	879	893
Property, plant and equipment, net	**193**	203	205	204	220
Total long-term liabilities	**835**	720	740	838	765
Total assets	**2,517**	2,520	2,555	2,538	2,595
Total equity	**858**	990	1,072	964	1,129

(dollars in thousands, except per share amounts)

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Management's discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes that appear elsewhere in this annual report on Form 10-K.

Introduction

Diebold, Incorporated is a global leader in providing integrated self-service delivery and security systems and services primarily to the financial, commercial, government, and retail markets. Founded in 1859, the Company today has more than 16,000 employees with representation in nearly 90 countries worldwide.

During the year, the Company accelerated its transformation into a world-class, software-led services provider aligned with the security, convenience and efficiency needs of its customers. Three essential pillars provide the Company a clear path toward reaching this future:

- A strategy that leverages its leadership in software-led services, attuned with the needs of the Company's core global markets for financial self-service (FSS) and security solutions.
- The financial capacity to implement that strategy and fund the investments necessary to drive growth, while preserving the ability to return value to shareholders in the form of reliable, growing dividends and, as appropriate, share repurchase.
- A disciplined risk assessment process, focused on proactively identifying and mitigating potential risks to the Company's continued success.

The Company ended 2011 with strong performance in the fourth quarter, delivering on its goals for revenue and earnings growth, cash flow and fourth-quarter profitability in Europe, Middle East and Africa (EMEA). The strategy to leverage the Company's capabilities in services, software and innovation is beginning to pay dividends and is meeting the needs of its rapidly evolving markets. The Company believes this positions it for continued momentum in 2012 using its software-led services strategy and leading edge technology. While macroeconomic uncertainties remain, and several of its markets continue to encounter headwinds, the Company is optimistic about the potential for growth in the coming year.

Income (loss) from continuing operations attributable to Diebold, Incorporated, net of tax, for the year ended December 31, 2011 was $144,292 or $2.23 per share, an increase of $164,819 and $2.54 per share, respectively, from the year ended December 31, 2010. In 2010, the Company incurred a non-cash goodwill impairment charge of $168,714 associated with the Company's EMEA business. Total revenue for the year ended December 31, 2011 was $2,835,848, up slightly compared to 2010. Income (loss) from continuing operations attributable to Diebold, Incorporated, net of tax, for the year ended December 31, 2010 was $(20,527) or $(0.31) per share, a decrease of $93,629 and $1.40 per share respectively, from the year ended December 31, 2009.

Vision and strategy

The Company's vision is *to be recognized as the essential partner in creating and implementing ideas that optimize convenience, efficiency and security.* This vision is the guiding principle behind the Company's transformation to becoming a more software-led services company. Services comprise more than 50 percent of the Company's revenue. The Company expects that this percentage will continue to grow over time as the Company continues to build on its strong base of maintenance and advanced services to deliver world-class integrated services.

Several years ago, the Company launched its Diebold Integrated Services outsourcing business in North America. Initially the scale was small, generating about $5,000 in contract value in year one. In the ensuing years, we have achieved substantial growth in this business. During 2011, the Company signed new integrated services contracts exceeding $500,000 compared with $150,000 in 2010. For example, during the fourth quarter of 2011, the Company entered into an integrated services agreement with one of the largest financial institutions in North America. The Company will provide support to the financial institution's multivendor network of more than 4,400 automated teller machines (ATMs) in North America. The Company believes that the agreement is one of the largest North American integrated services agreements in the ATM industry to date, representing its growing services business.

(dollars in thousands, except per share amounts)

In addition to service and integrated services, another demand driver in the global ATM marketplace continued to be deposit automation. Among the largest U.S. national banks there has been extensive deployment of deposit automation-enabled terminals. Today, approximately 21 percent of ATMs globally are configured for automated deposits.

In addition, during 2011, the Company's already strong solution set was further enhanced with the introduction of the Opteva® Flex Performance Series (Flex), the most reliable self-service terminals the Company has ever offered. Flex combines traditional deposit automation capabilities with full currency recycling - an industry first. Highly adaptable, its configuration options make Flex well suited not only for North America, but also for deposit automation-intense markets such as Latin America, Asia Pacific and EMEA.

In its security business, the Company has an equal, if not greater, potential for a successful integrated services approach. Security challenges and the systems to address them have grown increasingly complex. That has created a greater appetite among financial institutions for outsourcing solutions, particularly in the areas of monitoring, services and software. Today the Company is bringing its expertise back into the financial sector with a focused effort to secure large, complex and technologically demanding projects. The Company has created new customer -focused teams that possess the high levels of specialized expertise in logical and enterprise security required in this business. The Company is leveraging best practices, and some of its best talent, from its FSS integrated services business to build the foundation for a new security outsourcing business.

Moving forward, the Company intends to create shareholder value by leveraging its growing advantage in software and services capabilities, taking advantage of key market opportunities around the world and further leveraging opportunities in the security business. Many opportunities lie ahead, and the Company will continue to invest in developing new software, services and security solutions, particularly in emerging markets.

Cost savings initiatives, restructuring and other charges

Over the past several years, the Company's SmartBusiness (SB) initiatives have led to rationalization of product development, streamlined procurement, realignment of the Company's manufacturing footprint and improved logistics. Building on that success, the Company's SB 300 initiatives in 2011 shifted the focus from reducing cost of sales to lowering operating expenses and are targeted to achieve an additional $100,000 in efficiencies by the end of 2013.

The Company is committed to making the strategic decisions that not only streamline operations, but also enhance its ability to serve its customers. The Company remains confident in its ability to continue to execute on cost-reduction initiatives, deliver solutions that help improve customers' businesses and create shareholder value. During the years ended December 31, 2011, 2010 and 2009, the Company incurred pre-tax net restructuring charges of $26,182 or $0.32 per share, $4,183 or $0.05 per share and $25,203 or $0.27 per share, respectively. Restructuring charges in 2011 primarily related to the Company's plan for the EMEA reorganization, which realigns resources and further leverages the existing shared services center. Restructuring charges in 2010 and 2009 primarily related to reduction in the Company's global workforce.

Other charges and expense reimbursements consist of items that the Company has determined are non-routine in nature and are not expected to recur in future operations. Net non-routine expenses of $14,981 or $0.16 per share impacted the year ended December 31, 2011 compared to $16,234 or $0.21 per share and $15,144 or $0.27 per share in the same period of 2010 and 2009, respectively. Net non-routine expenses for 2011 consisted primarily of legal and compliance costs related to the Foreign Corrupt Practices Act (FCPA) investigation.

Business Drivers

The business drivers of the Company's future performance include, but are not limited to:

- demand for new service offerings, including integrated services and outsourcing;
- demand for security products and services for the financial, enterprise, retail and government sectors;
- timing of self-service equipment upgrades and/or replacement cycles, including deposit automation in mature markets such as the United States; and
- high levels of deployment growth for new self-service products in emerging markets, such as Asia Pacific.

(dollars in thousands, except per share amounts)

The table below presents the changes in comparative financial data for the years ended December 31, 2011, 2010 and 2009. Comments on significant year-to-year fluctuations follow the table. The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes that appear elsewhere in this annual report on Form 10-K.

	Year ended December 31,							
	2011			2010			2009	
	Dollars	% of Net Sales	% Change	Dollars	% of Net Sales	% Change	Dollars	% of Net Sales
Net sales								
Products	**$ 1,283,490**	**45.3**	**(3.5)**	$ 1,330,368	47.1	7.4	$ 1,238,346	45.6
Services	**1,552,358**	**54.7**	**3.9**	1,493,425	52.9	0.9	1,479,946	54.4
	2,835,848	**100.0**	**0.4**	2,823,793	100.0	3.9	2,718,292	100.0
Cost of sales								
Products	**961,706**	**33.9**	**(4.2)**	1,003,923	35.6	6.3	944,090	34.7
Services	**1,138,213**	**40.1**	**3.4**	1,100,305	39.0	(2.1)	1,124,202	41.4
	2,099,919	**74.0**	**(0.2)**	2,104,228	74.5	1.7	2,068,292	76.1
Gross profit	**735,929**	**26.0**	**2.3**	719,565	25.5	10.7	650,000	23.9
Selling and administrative expense	**501,186**	**17.7**	**6.0**	472,956	16.7	11.3	424,875	15.6
Research, development and engineering expense	**78,108**	**2.8**	**5.2**	74,225	2.6	3.1	72,026	2.6
Impairment of assets	**2,962**	**0.1**	**N/M**	175,849	6.2	N/M	2,500	0.1
(Gain) loss on sale of assets, net	**(1,921)**	**(0.1)**	**15.5**	(1,663)	(0.1)	N/M	7	—
	580,335	**20.5**	**(19.6)**	721,367	25.5	44.4	499,408	18.4
Operating profit (loss)	**155,594**	**5.5**	**N/M**	(1,802)	(0.1)	(101.2)	150,592	5.5
Other expense, net	**8,798**	**0.3**	**N/M**	(595)	—	97.8	(26,785)	(1.0)
Income (loss) from continuing operations before taxes	**164,392**	**5.8**	**N/M**	(2,397)	(0.1)	(101.9)	123,807	4.6
Taxes on income	**12,815**	**0.5**	**(12.0)**	14,561	0.5	(67.3)	44,477	1.6
Income (loss) from continuing operations	**151,577**	**5.3**	**N/M**	(16,958)	(0.6)	(121.4)	79,330	2.9
Income (loss) from discontinued operations, net of tax	**523**	**—**	**90.2**	275	—	(102.8)	(9,884)	(0.4)
Loss on sale of discontinued operations, net of tax	**—**	**—**	**N/A**	—	—	N/A	(37,192)	(1.4)
Net income (loss)	**152,100**	**5.4**	**N/M**	(16,683)	(0.6)	(151.7)	32,254	1.2
Net income attributable to noncontrolling interests	**7,285**	**0.3**	**104.1**	3,569	0.1	(42.7)	6,228	0.2
Net income (loss) attributable to Diebold, Incorporated	**$ 144,815**	**5.1**	**N/M**	$ (20,252)	(0.7)	(177.8)	$ 26,026	1.0
Amounts attributable to Diebold, Incorporated								
Income (loss) from continuing operations, net of tax	**$ 144,292**	**5.1**		$ (20,527)	(0.7)		$ 73,102	2.7
Income (loss) from discontinued operations, net of tax	**523**	**—**		275	—		(47,076)	(1.7)
Net income (loss) attributable to Diebold, Incorporated	**$ 144,815**	**5.1**		$ (20,252)	(0.7)		$ 26,026	1.0

(dollars in thousands, except per share amounts)

RESULTS OF OPERATIONS

2011 comparison with 2010

Net Sales

The following table represents information regarding our net sales for the years ended December 31:

	2011	2010	$ Change	% Change
Net sales	**$ 2,835,848**	$ 2,823,793	$ 12,055	0.4

FSS sales in 2011 increased by $91,156 or 4.5 percent compared to 2010. The increase in FSS sales included a net favorable currency impact of $45,972, of which approximately 50 percent related to the Brazilian real. The following division highlights include the impact of foreign currency. Diebold North America (DNA) increased $107,193 or 14.1 percent due to continued growth within the U.S. regional bank business with customer demand focused on meeting regulatory requirements and providing deposit automation technology. Diebold International (DI) sales decreased by $16,037 or 1.2 percent related to the following: Latin America, including Brazil, decreased $58,343 or 10.0 percent, EMEA decreased $5,487 or 1.6 percent and Asia Pacific increased $47,793 or 13.6 percent. The decrease in Latin America, including Brazil, was driven mainly from lower volume in Brazil paired with improvement across most of Latin America. The decrease in EMEA was influenced by lower volumes in Europe, partially offset with growth in Africa. The increase in Asia Pacific resulted from additional volume in several countries most notably China and India.

Security solutions sales in 2011 decreased by $24,843 or 3.9 percent compared to 2010. DNA decreased $22,756 or 4.1 percent compared to the prior year and DI decreased by $2,087 or 2.9 percent. The reduction in DNA was influenced by lower product volumes in the U.S. regional and national bank business. The DI variance was due to a reduction in Asia Pacific mostly from Australia, partially offset by improvement in Latin America compared to 2010.

The Brazil-based lottery and election systems sales decreased $54,258 or 36.9 percent in 2011 compared to 2010. This decrease was driven by a $47,767 reduction in election sales as well as a $6,491 decrease in lottery sales compared to 2010. Election sales decreased due to cyclical purchasing decisions within the country.

Gross Profit

The following table represents information regarding our gross profit for the years ended December 31:

	2011	2010	$ Change	% Change
Gross profit - products	**$ 321,784**	$ 326,445	$ (4,661)	(1.4)
Gross profit - services	**414,145**	393,120	21,025	5.3
Total gross profit	**$ 735,929**	$ 719,565	$ 16,364	2.3
Gross margin - products	**25.1%**	24.5%		
Gross margin - services	**26.7%**	26.3%		
Total gross margin	**26.0%**	25.5%		

The increase in product gross margin was driven by DNA with higher volumes and favorable customer mix, primarily from the U.S. regional bank business as well as favorable absorption in the U.S. manufacturing plants due to higher production volume. Partially offsetting these improvements, a reduction in DI was related mostly to lower volume in Brazil paired with lower margins across most of the other geographies. Additionally, the total product gross margin in 2011 and 2010 included restructuring charges of $3,905 and $1,163, respectively.

The increase in service gross margin resulted from operational cost efficiencies in Brazil as well as growth in DNA, Asia Pacific and Latin America. Partially offsetting these increases, EMEA realized lower margin mostly due to higher restructuring charges in 2011 related to the EMEA reorganization. Total service gross margin for 2011 included $10,678 of restructuring charges compared to $540 of charges in the same period of 2010.

(dollars in thousands, except per share amounts)

Operating Expenses

The following table represents information regarding our operating expenses for the years ended December 31:

	2011	2010	$ Change	% Change
Selling and administrative expense	$ **501,186**	$ 472,956	$ 28,230	6.0
Research, development and engineering expense	**78,108**	74,225	3,883	5.2
Impairment of assets	**2,962**	175,849	(172,887)	(98.3)
Gain on sale of assets, net	**(1,921)**	(1,663)	(258)	15.5
Total operating expenses	$ **580,335**	$ 721,367	$ (141,032)	(19.6)

Selling and administrative expense increased in 2011 compared to 2010 due to higher compensation and benefits, $7,976 of unfavorable currency impact, higher restructuring expenses and lower non-routine income, partially offset with a reduction in non-routine expenses. Selling and administrative expense in 2011 and 2010 included net, non-routine expense of $13,230 and $16,234, respectively. Net non-routine expense in 2011 primarily pertained to legal, consultative, audit and severance costs related to the FCPA investigation. Net non-routine expense in 2010 included settlement and legal fees related to an employment class action lawsuit and legal and professional fees driven by the FCPA investigation, partially offset by non-routine income of $4,148 consisting of reimbursements from the Company's director and officer insurance carriers. In addition, selling and administrative expense included $11,607 and $3,809 of restructuring charges in 2011 and 2010, respectively. The 2011 restructuring charges related primarily to the EMEA reorganization.

Research, development and engineering expense as a percent of net sales in 2011 and 2010 was 2.8 percent and 2.6 percent, respectively. The increase as a percent of net sales was due to higher project volume and focus on innovation.

The impairment charges in 2011 resulted from non-cash intangible asset impairments related primarily to prior acquisitions. The impairment charges in 2010 resulted from a $168,714 non-cash goodwill impairment charge associated with the Company's EMEA business, an impairment related to customer contract intangible assets and an other-than-temporary impairment related to a cost method investment.

Operating Profit (Loss)

The following table represents information regarding our operating profit (loss) for the years ended December 31:

	2011	2010	$ Change	% Change
Operating profit (loss)	$ **155,594**	$ (1,802)	$ 157,396	NM
Operating profit (loss) margin	**5.5%**	(0.1)%		

The increase in operating profit in 2011 compared to 2010 resulted from a decrease in operating expenses mostly related to a reduction in impairment charges in EMEA, partially offset by an increase in other operating expenses noted above. In addition, operating profit increased due to improved product and service margins and an increased service revenue base.

Other Income (Expense)

The following table represents information regarding our other income (expense) for the years ended December 31:

	2011	2010	$ Change	% Change
Investment income	$ **41,663**	$ 34,545	$ 7,118	20.6
Interest expense	**(34,456)**	(37,887)	(3,431)	(9.1)
Foreign exchange gain (loss), net	**3,095**	(1,301)	4,396	N/M
Miscellaneous, net	**(1,504)**	4,048	(5,552)	N/M
Other income (expense)	$ **8,798**	$ (595)	$ 9,393	N/M

Investment income in 2011 was favorable compared to 2010, driven primarily by Brazil, with a combination of increased investment and favorable currency impact. The improvement in foreign exchange was influenced by the realization of favorable currency positions. Interest expense was favorable compared to the same period in 2010 due to favorable interest rates and lower fees.

(dollars in thousands, except per share amounts)

Income (Loss) from Continuing Operations

The following table represents information regarding our income (loss) from continuing operations for the years ended December 31:

	2011	2010	$ Change	% Change
Income (loss) from continuing operations, net of tax	**$ 151,577**	$ (16,958)	$ 168,535	N/M
Percent of net sales	**5.3%**	(0.6)%		
Effective tax rate	**7.8%**	607.5 %		

The increase in net income from continuing operations in 2011 compared to 2010 resulted from lower operating expenses related to the 2010 non-cash goodwill impairment charge that did not recur in 2011, higher gross profit and favorable other income. The effective tax rate in 2011 was positively impacted by an approximately $28,000 valuation allowance released in Brazil. Sustained improvement in operating results, combined with a more favorable outlook for business in Brazil, triggered the release of this valuation allowance on deferred tax assets. The effective tax rate in 2010 was negatively impacted by the impairment of non-deductible goodwill.

Segment Revenue and Operating Profit Summary

The following table represents information regarding our revenue by reporting segment for the years ended December 31:

	2011	2010	$ Change	% Change
DNA	**$ 1,405,018**	$ 1,320,581	$ 84,437	6.4
DI	**1,430,830**	1,503,212	(72,382)	(4.8)
Total net sales	**$ 2,835,848**	$ 2,823,793	$ 12,055	0.4

The increase in DNA net sales was due to higher FSS product volume in both the U.S. regional and national bank business. In addition, higher volume was also realized in managed and other services. Partially offsetting the increases, a reduction in security products was realized in both the U.S. regional and national bank business.

The decrease in DI net sales was due primarily to lower FSS and election systems volume in Brazil, partially offset by a net favorable currency impact of $58,917, of which approximately 59 percent related to Brazil. These decreases were also partially offset by service revenue growth in Asia Pacific compared to 2010.

The following table represents information regarding our operating profit (loss) by reporting segment for the years ended December 31:

	2011	2010	$ Change	% Change
DNA	**$ 128,151**	$ 81,444	$ 46,707	57.3
DI	**27,443**	(83,246)	110,689	N/M
Total operating profit (loss)	**$ 155,594**	$ (1,802)	$ 157,396	N/M

DNA operating profit for 2011 increased by $46,707 or 57.3 percent compared to 2010. The increase was driven primarily by higher FSS product volume in the U.S. regional bank business, improvement in U.S. installation related to higher volume and cost efficiencies as well as a reduction in non-routine expenses. These increases were partially offset with an increase in operating expense related mostly to higher compensation and benefits as well as lower non-routine income.

DI operating profit for 2011 increased by $110,689 compared to 2010 primarily due to a non-cash goodwill impairment charge of $168,714 incurred in 2010 associated with the Company's EMEA business. Partially offsetting this improvement were lower FSS and election systems sales in Brazil, higher restructuring expenses related mostly to the EMEA reorganization and higher operational expenses across geographies.

Refer to note 19 to the consolidated financial statements for further details of segment revenue and operating profit.

(dollars in thousands, except per share amounts)

2010 comparison with 2009

Net Sales

The following table represents information regarding our net sales for the years ended December 31:

	2010	2009	$ Change	% Change
Net sales	$ 2,823,793	$ 2,718,292	$ 105,501	3.9

FSS sales in 2010 decreased by $22,761 or 1.1 percent compared to 2009. The decrease in FSS sales included a net favorable currency impact of $68,929, of which $55,896 related to the Brazilian real. North America decreased $34,249 or 4.3 percent due to reduced volume in the U.S. national bank business as 2009 included a large project for a customer that upgraded the majority of its ATM install base with our deposit automation solution. The project began in the second half of 2008 and was completed in the second quarter of 2009. Latin America including Brazil increased by $19,050 or 3.4 percent due to a net favorable currency impact partially offset by declines in volume. EMEA increased slightly year over year as the poor economic conditions experienced in 2009 continued into 2010.

Security solutions sales in 2010 decreased by $13,244 or 2.1 percent compared to 2009. North America decreased $27,631 or 4.7 percent due primarily to the lack of new bank branch construction as a result of the continued weakness in the U.S. financial market. In addition, the decrease in North America resulted from smaller volume declines in the government and retail markets. Asia Pacific and Latin America increased $7,698 and $7,586, respectively, from 2009 due to continued business development and favorable currency impact in Asia Pacific.

Brazilian-based election systems sales were $123,215 in 2010 compared to none in 2009. This business has historically been cyclical, recurring every other year. Lottery systems sales increased $18,291 in 2010 compared to 2009.

Gross Profit

The following table represents information regarding our gross profit for the years ended December 31:

	2010	2009	$ Change	% Change
Gross profit - products	326,445	294,256	32,189	10.9
Gross profit - services	393,120	355,744	37,376	10.5
Total gross profit	$ 719,565	$ 650,000	$ 69,565	10.7
Gross margin - products	24.5%	23.8%		
Gross margin - services	26.3%	24.0%		
Total gross margin	25.5%	23.9%		

Product gross margin was 24.5 percent in 2010 compared to 23.8 percent in 2009. The increase in product margin resulted from favorable product solution and customer mix primarily attributed to Brazil voting and lottery solutions, which tend to have a higher margin than FSS solutions in Brazil and the U.S. national bank customer mix. Additionally, product gross margin in 2010 included restructuring charges of $1,163 compared to $5,348 in 2009. Restructuring charges in 2010 and 2009 primarily related to global manufacturing realignment and workforce reductions.

Service gross margin was 26.3 percent in 2010 compared to 24.0 percent in 2009. The service margin improvement was driven by improved productivity and lower service parts scrap expense in the United States. Service margin was also favorably impacted by increased part sales and higher margin performance in Asia Pacific. Additionally, 2010 included restructuring charges of $540 compared to restructuring charges of $7,488 in 2009. Restructuring charges in 2010 related primarily to workforce reductions and charges in 2009 related to workforce reductions and service branch consolidation, as well as employee severance costs in connection with the Company's sale of certain assets and liabilities in Argentina.

(dollars in thousands, except per share amounts)

Operating Expenses

The following table represents information regarding our operating expenses for the years ended December 31:

	2010	2009	$ Change	% Change
Selling and administrative expense	$ 472,956	$ 424,875	$ 48,081	11.3
Research, development and engineering expense	74,225	72,026	2,199	3.1
Impairment of assets	175,849	2,500	173,349	N/M
(Gain) loss on sale of assets, net	(1,663)	7	(1,670)	N/M
Total operating expenses	$ 721,367	$ 499,408	$ 221,959	44.4

Selling and administrative expense in 2010 included an unfavorable currency impact of $8,644, as well as increased healthcare and other employee related expenses. Selling and administrative expenses were adversely affected by non-routine expenses of $20,382 and $1,467 in 2010 and 2009, respectively. Net non-routine expenses in 2010 included a settlement and legal fees related to an employment class action lawsuit and higher legal and professional fees driven by the FCPA investigation. Selling and administrative expense in 2010 and 2009 included expense reimbursements of $4,148 and $11,323, respectively, from the Company's director and officer insurance carriers related to legal and other expenses incurred as part of the civil charges levied during the SEC investigation, which were settled in June 2010. In addition, selling and administrative expense included $3,809 and $10,276 of restructuring charges in 2010 and 2009, respectively. The 2010 restructuring charges related mainly to workforce reductions that focused on North America to align backoffice support with market changes and the 2009 restructuring charges primarily related to workforce reductions, employee severance costs in connection with the Company's sale of certain assets and liabilities in Argentina and service branch consolidation.

Research, development and engineering expense as a percent of net sales in 2010 and 2009 was flat at 2.6 percent in both years. Additionally, research, development and engineering expense included an unfavorable currency impact of $1,489. A net restructuring benefit of $143 resulted in 2010, while restructuring charges of $2,091 occurred in 2009 related to product development rationalization.

A non-cash goodwill impairment charge of $168,714 was incurred in 2010 associated with the Company's EMEA business. Due to the operational challenges experienced in the EMEA region over the past few quarters and the negative business impact related to potential FCPA compliance issues within the region, management has reduced its near-term earnings outlook for the EMEA business unit, resulting in the goodwill impairment. In the third quarter of 2010, the Company recorded a $3,000 other than temporary impairment related to a cost method investment. The Company determined this investment was fully impaired as of September 30, 2010 due to a decline in fair value. In addition, an impairment charge of approximately $4,100 was incurred in 2010 related to intangible assets of TFE Technology Holdings (TFE). The intangible assets for a customer contract at the time of acquisition were fully impaired in the second quarter of 2010. An impairment charge of $2,500 was incurred in the fourth quarter of 2009 related to the discontinuation of the brand name *Firstline, Incorporated.*

Operating (Loss) Profit

The following table represents information regarding our operating (loss) profit for the years ended December 31:

	2010	2009	$ Change	% Change
Operating (loss) profit	$ (1,802)	$ 150,592	$ (152,394)	(101.2)
Operating (loss) profit margin	(0.1)%	5.5%		

The decrease in operating profit was due to a non-cash goodwill impairment charge of $168,714 incurred in 2010 associated with the Company's EMEA business and increased operating expenses. These were partially offset by increased sales volume, favorable product revenue mix, higher service gross profit due in part to productivity improvements in U.S. service and higher margin performance in Asia Pacific.

(dollars in thousands, except per share amounts)

Other Income (Expense)

The following table represents information regarding our other income (expense) for the years ended December 31:

	2010	2009	$ Change	% Change
Investment income	$ 34,545	$ 29,016	$ 5,529	19.1
Interest expense	(37,887)	(35,452)	2,435	6.9
Foreign exchange loss, net	(1,301)	(922)	379	41.1
Miscellaneous, net	4,048	(19,427)	23,475	120.8
Other income (expense)	$ (595)	$ (26,785)	$ 26,190	(97.8)

The increase in investment income resulted from higher investment volume and leasing interest income in Brazil. Interest expense increased due to higher interest rates between years and credit facility fees in 2010, partially offset by lower hedging expense. While foreign exchange was flat, there were gains in EMEA offset by losses in Latin America resulting from the currency revaluation in Venezuela during 2010. The change in miscellaneous, net was due to a charge of $25,000 in 2009 as the Company reached an agreement in principle with the staff of the SEC to settle civil charges. In June 2010, the SEC settlement was finalized and paid.

(Loss) Income from Continuing Operations

The following table represents information regarding our income from continuing operations for the years ended December 31:

	2010	2009	$ Change	% Change
(Loss) income from continuing operations, net of tax	(16,958)	79,330	(96,288)	(121.4)
Percent of net sales	(0.6)	2.9		
Effective tax rate	607.5%	35.9%		

The decrease in (loss) income from continuing operations was related to higher operating expenses inclusive of the impairment charges in 2010, partially offset by the SEC charge of $25,000 in 2009 and higher gross profit in 2010. The increase in the effective tax rate was due to the impairment of nondeductible goodwill and was partially offset by a benefit resulting from the release of a valuation allowance at a foreign subsidiary and foreign rate differential.

Income (Loss) from Discontinued Operations

The following table represents information regarding our income (loss) from discontinued operations for the years ended December 31:

	2010	2009	$ Change	% Change
Income (loss) from discontinued operations, net of tax	$ 275	$ (47,076)	$ 47,351	100.6

Included in the 2010 income (loss) from discontinued operations, net of tax, were costs related to the sale of the U.S.-based elections systems business and the December 2008 discontinuance of the Company's EMEA-based enterprise security business. In addition, during the third quarter of 2010, the Company finalized and filed its 2009 consolidated U.S. federal tax return and recorded an additional tax benefit of $2,147 included within the income (loss) from discontinued operations. Included in the 2009 income (loss) from discontinued operations, net of tax, were the $37,192 loss on the sale of the U.S.-based elections systems business, the results of the U.S. elections systems business and costs related to the December 2008 discontinuance of the Company's EMEA-based enterprise security business. Refer to note 20 to the consolidated financial statements for further details of discontinued operations.

(dollars in thousands, except per share amounts)

Segment Revenue and Operating Profit Summary

The following table represents information regarding our revenue by reporting segment for the years ended December 31:

	2010	2009	$ Change	% Change
DNA	$ 1,320,581	$ 1,382,461	$ (61,880)	(4.5)
DI	1,503,212	1,335,831	167,381	12.5
Total net sales	$ 2,823,793	$ 2,718,292	$ 105,501	3.9

DNA net sales of $1,320,581 in 2010 decreased $61,880 or 4.5 percent compared to 2009. The decrease in DNA net sales was due to decreased product volume in the national and regional bank businesses, as well as the corresponding installation revenue, partially offset by increased U.S. service volume and higher sales in Canada.

DI net sales of $1,503,212 in 2010 increased by $167,381 or 12.5 percent compared to the same period of 2009, which included a net favorable currency fluctuation of $68,632, of which $56,543 related to the Brazilian real. The increase in DI net sales was driven by higher volume in Brazil primarily due to election systems revenue as well as increased sales in Latin America.

The following table represents information regarding our operating profit (loss) by reporting segment for the years ended December 31:

	2010	2009	$ Change	% Change
DNA	81,444	77,109	4,335	5.6
DI	(83,246)	73,483	(156,729)	(213.3)
Total operating (loss) profit	(1,802)	150,592	(152,394)	(101.2)

DNA operating profit in 2010 increased by $4,335 or 5.6 percent compared to 2009. Operating profit was favorably affected by higher service profitability attributable to continued productivity gains and lower service parts scrap expense. DNA operating profit was also favorably affected by higher product margin in the national bank business. DNA operating profit was unfavorably impacted by higher operating expenses including $9,786 in settlement and legal fees related to an employment class-action lawsuit and $7,096 of impairment charges related to a cost-method investment and customer contract intangible assets of TFE.

DI operating profit in 2010 decreased by $156,729 compared to 2009 primarily due to a non-cash goodwill impairment charge of $168,714 incurred in 2010 associated with the Company's EMEA business and other increases in operating expenses. The goodwill impairment was partially offset by increased product gross profit resulting from Brazilian election systems and lottery volume in 2010 as well as higher volume in Latin America. These increases in product gross profit were partially offset by lower financial self-service revenue in Brazil and Asia Pacific. Additionally, service gross profit increased due to improved performance in Asia Pacific partially offset by lower managed service volume in Brazil mainly attributed to the insourcing of a large Brazilian government contract.

Refer to note 19 to the consolidated financial statements for further details of segment revenue and operating profit.

LIQUIDITY AND CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, borrowings under the Company's senior notes, committed and uncommitted credit facilities, long-term industrial revenue bonds and operating and capital leasing arrangements. Management expects that the Company's capital resources will be sufficient to finance planned working capital needs, research and development activities, investments in facilities or equipment, pension contributions, the payment of dividends on the Company's common shares and the purchase of the Company's common shares for at least the next 12 months. At December 31, 2011, approximately $597,467 or 96.2 percent of the Company's cash and cash equivalents and short-term investments reside in international tax jurisdictions. Repatriation of these funds could be negatively impacted by potential foreign and domestic taxes. Part of the Company's growth strategy is to pursue strategic acquisitions. The Company has made acquisitions in the past and intends to make acquisitions in the future. The Company intends to finance any future acquisitions with either cash and short-term investments, cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares.

(dollars in thousands, except per share amounts)

The following table summarizes the results of our consolidated statement of cash flows for the years ended December 31:

Net cash flow provided by (used in):	2011	2010	2009
Operating activities	**$ 215,397**	$ 273,353	$ 296,882
Investing activities	**(90,706)**	(164,756)	(90,778)
Financing activities	**(123,535)**	(111,100)	(130,988)
Effect of exchange rate changes on cash and cash equivalents	**4,106**	2,735	11,874
Net increase in cash and cash equivalents	**$ 5,262**	$ 232	$ 86,990

During 2011, the Company generated $215,397 in cash from operating activities, a decrease of $57,956 from 2010. Cash flows from operating activities are generated primarily from operating income and managing the components of working capital. Cash flows from operating activities during the year ended December 31, 2011 were negatively affected by a $69,066 change in refundable income taxes related to significant 2010 refunds that did not recur at the same level in 2011, as well as unfavorable changes in inventories, prepaid expenses, accounts payable, pension and other postretirement benefits and certain other assets and liabilities. These changes were partially offset by the sale of finance receivables, favorable changes in trade receivables, other current assets, deferred revenue and deferred income taxes.

Net cash used for investing activities was $90,706 in 2011, a decrease of $74,050 from 2010. The decrease was primarily due to a $41,797 decrease in net payments for purchases of investments, an increase of $3,401 in proceeds from sale of fixed assets and a change of $32,110 in purchases of finance receivables, net of cash collected. These activities were partially offset by an increase of $3,455 in capital expenditures.

Net cash used for financing activities was $123,535 in 2011, an increase of $12,435 from 2010. The increase was primarily due to an increase of common share repurchases of $86,046 and an increase of $4,642 in distributions to noncontrolling interest holders. This was partially offset by a change of $79,154 in net debt activity.

Benefit Plans The Company expects to contribute $15,814 to its pension plans during the year ending December 31, 2012. Beyond 2012, minimum statutory funding requirements for the Company's U.S. pension plans may become significant. However, the actual amounts required to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory actions related to pension funding obligations. The Company has adopted a pension investment policy designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plan's target asset allocation adjusts based on the plan's funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively.

Payments due under the Company's other postretirement benefit plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retirees, and are principally dependent upon the future cost of retiree medical benefits under these plans. We expect the other postretirement benefit plan payments to approximate $1,735 in 2012, net of a benefit of approximately $205 from the Medicare prescription subsidy. Refer to note 12 to the consolidated financial statements for further discussion of the Company's pension and other postretirement benefit plans.

Dividends The Company paid dividends of $72,901, $71,900 and $69,451 in the years ended December 31, 2011, 2010 and 2009, respectively. Annualized dividends per share were $1.12, $1.08 and $1.04 for the years ended December 31, 2011, 2010 and 2009, respectively. The quarterly 2012 cash dividend, which represents $1.14 per share on an annualized basis, marks the Company's 59th consecutive annual dividend increase.

(dollars in thousands, except per share amounts)

Contractual Obligations The following table summarizes the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2011:

		Payment due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum operating lease obligations	$ 143,794	$ 43,192	$ 56,330	$ 33,034	$ 11,238
Debt	627,876	21,722	76,767	467,347	62,040
Interest on debt (1)	94,143	23,922	37,881	27,847	4,493
Purchase commitments	3,091	3,091	—	—	—
Total	$ 868,904	$ 91,927	$ 170,978	$ 528,228	$ 77,771

(1) Amounts represent estimated contractual interest payments on outstanding long-term debt and notes payable. Rates in effect as of December 31, 2011 are used for variable rate debt.

At December 31, 2011, the Company also had uncertain tax positions of $12,636, for which there is a high degree of uncertainty as to the expected timing of payments (refer to note 4 to the consolidated financial statements).

As of December 31, 2011, the Company had various international short-term uncommitted lines of credit with borrowing limits of $101,530. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of December 31, 2011 and 2010 was 4.23 percent and 3.01 percent, respectively. Short-term uncommitted lines mature in less than one year. The amount available under the short-term uncommitted lines at December 31, 2011 was $79,958.

In June 2011, the Company entered into a new five-year credit facility, which replaced its previous credit facility. The Company used borrowings of approximately $330,000 under the new credit facility to repay all amounts outstanding under (and terminated) the previous credit facility. As of December 31, 2011, the Company had borrowing limits under the new credit facility totaling $500,000. Under the terms of the credit facility agreement, the Company has the ability, subject to various approvals, to increase the borrowing limits by $250,000. Up to $50,000 of the revolving credit facility is available under a swing line subfacility. The weighted-average interest rate on outstanding credit facility borrowings as of December 31, 2011 and 2010 was 1.49 percent and 2.71 percent, respectively, which is variable based on the London Interbank Offered Rate (LIBOR). The amount available under the new credit facility as of December 31, 2011 was $209,000. The Company incurred $1,876 of fees to its creditors in conjunction with the new credit facility, which will be amortized as a component of interest expense over the term of the facility.

In March 2006, the Company issued senior notes in an aggregate principal amount of $300,000 with a weighted-average fixed interest rate of 5.50 percent. The maturity dates of the senior notes are staggered, with $75,000, $175,000 and $50,000 becoming due in 2013, 2016 and 2018, respectively. Additionally, the Company entered into a derivative transaction to hedge interest rate risk on $200,000 of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate by 14 basis points from 5.50 to 5.36 percent.

The Company's financing agreements contain various restrictive financial covenants, including net debt to capitalization and net interest coverage ratios. As of December 31, 2011, the Company was in compliance with the financial covenants in its debt agreements.

Off-Balance Sheet Arrangements The Company enters into various arrangements not recognized in the consolidated balance sheets that have or could have an effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources. The principal off-balance sheet arrangements that the Company enters into are guarantees and sales of finance receivables. The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the Company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. Refer to note 14 to the consolidated financial statements for further details of guarantees. The Company has sold finance receivables to financial institutions while continuing to service the receivables. The Company records these sales by removing finance receivables from the consolidated balance sheets and recording gains and losses in the consolidated statement of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements. The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade receivables, inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations, and assumptions used in the calculation of income taxes, pension and postretirement benefits and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic conditions and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

The Company's significant accounting policies are described in note 1 to the consolidated financial statements. Management believes that, of its significant accounting policies, its policies concerning revenue recognition, allowances for doubtful accounts, inventory reserves, goodwill, taxes on income and pensions and postretirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.

Revenue Recognition In general, the Company records revenue when it is realized, or realizable and earned. The application of U.S. GAAP revenue recognition principles to the Company's customer contracts requires judgment, including the determination of whether an arrangement includes multiple deliverables such as hardware, software, maintenance and/or other services. For contracts that contain multiple deliverables, total arrangement consideration is allocated at the inception of the arrangement to each deliverable based on the relative selling price method. The relative selling price method is based on a hierarchy consisting of vendor specific objective evidence (VSOE) (price sold on a stand-alone basis), if available, or third-party evidence (TPE), if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company's ESP is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the deliverable. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends and competitive landscape. In contracts that involve multiple deliverables, maintenance services are typically accounted for under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-20 *Separately Priced Extended Warranty and Product Maintenance Contracts*. There have been no material changes to these estimates for the periods presented and the Company believes that these estimates generally should not be subject to significant changes in the future. However, changes to deliverables in future arrangements could materially impact the amount of earned or deferred revenue.

For sales of software, which excludes software required for the equipment to operate as intended, the Company applies the software revenue recognition principles within FASB ASC 985-605, *Software - Revenue Recognition*. For software and software-related deliverables (software elements), the Company allocates revenue based upon the relative fair value of these deliverables as determined by VSOE. If the Company cannot obtain VSOE for any undelivered software element, revenue is deferred until all deliverables have been delivered or until VSOE can be determined for any remaining undelivered software elements. When the fair value of a delivered element has not been established, but fair value evidence exists for the undelivered software elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and recognized as revenue. Determination of amounts deferred for software support requires judgment about whether the deliverables can be divided into more than one unit of accounting and whether the separate deliverables have value to the customer on a stand-alone basis. There have been no material changes to these deliverables for the periods presented. However, changes to deliverables in future arrangements and the ability to establish VSOE could affect the amount and timing of revenue recognition.

Allowances for Doubtful Accounts The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. Since the Company's receivable balance is concentrated primarily in the financial and government sectors, an economic downturn in these sectors could result in higher than expected credit losses. The concentration of credit risk in the Company's trade receivables with respect to financial and government customers is largely mitigated by the

(dollars in thousands, except per share amounts)

Company's credit evaluation process and the geographical dispersion of sales transactions from a large number of individual customers.

Inventory Reserves At each reporting period, the Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Goodwill The Company tests all existing goodwill at least annually for impairment on a reporting unit basis. The Company's reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia Pacific and EMEA. In 2011, the Company adopted the provisions of FASB Accounting Standards Update (ASU) 2011-08, *Testing Goodwill for Impairment*, and performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs, (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price. If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the two-step impairment test described below is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized.

In 2010 and 2009, goodwill was reviewed for impairment based on a two-step test. In the first step, the Company compares the fair value of each reporting unit with its carrying value. The fair value is determined based upon discounted estimated future cash flows as well as the market approach or guideline public company method. The Company's Step 1 impairment test of goodwill of a reporting unit is based upon the fair value of the reporting unit, defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date (November 30). In the event that the net carrying amount exceeds the fair value, a Step 2 test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its net carrying amount.

The techniques used in the Company's qualitative assessments, Step 1 impairment test and if necessary, Step 2 impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time a forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, all of which are Level 3 inputs (refer to note 18 of the consolidated financial statements), relate to price trends, material costs, discount rate, customer demand, and the long-term growth and foreign exchange rates. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

The annual goodwill impairment tests for 2011 and 2009 resulted in no impairment in any of the Company's reporting units. Management concluded during the Company's annual goodwill impairment test for 2010 that all of the Company's goodwill within the EMEA reporting unit was not recoverable and recorded a $168,714 non-cash impairment charge during the fourth quarter 2010.

Taxes on Income Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(dollars in thousands, except per share amounts)

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S., Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities may differ from actual payments or assessments.

The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of ASC 740. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

At the end of each interim reporting period, the Company estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from estimates, the Company may adjust the effective tax rate in the interim period if such determination is made.

Pensions and Other Postretirement Benefits Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Annually, management and the Investment Committee of the Board of Directors review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other postretirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

The following table represents assumed health care cost trend rates at December 31:

	2011	2010
Healthcare cost trend rate assumed for next year	**8.0%**	7.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.2%**	4.2%
Year that rate reaches ultimate trend rate	**2099**	2099

The healthcare trend rates are reviewed based upon the results of actual claims experience. The Company used healthcare cost trends of 8.0 percent and 7.4 percent in 2012 and 2011, respectively, decreasing to an ultimate trend of 4.2 percent in 2099 for both medical and prescription drug benefits using the Society of Actuaries Long Term Trend Model with assumptions based on the 2008 Medicare Trustees' projections. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-Point Increase	**One-Percentage-Point Decrease**
Effect on total of service and interest cost	$ 58	$ (52)
Effect on other postretirement benefit obligation	1,010	(914)

RECENTLY ISSUED ACCOUNTING GUIDANCE

Refer to note 1 to the consolidated financial statements of this annual report on Form 10-K for information on recently issued accounting guidance.

FORWARD-LOOKING STATEMENT DISCLOSURE

In this annual report on Form 10-K, statements that are not reported financial results or other historical information are "forward-looking statements." Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the Company's future operating performance, the Company's share of new and existing markets, the Company's short- and long-term revenue and earnings growth rates, the Company's implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the Company's manufacturing capacity. The use of the words "will," "believes," "anticipates," "plans," "projects," "expects," "intends" and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the Company.

Although the Company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the Company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the Company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's operations, including Brazil, where a significant portion of the Company's revenue is derived;
- the amount of cash and non-cash charges in connection with the restructuring of the Company's EMEA operations;
- global economic conditions, including any additional deterioration and disruptions in the financial markets, including bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit;
- acceptance of the Company's product and technology introductions in the marketplace;
- the Company's ability to maintain effective internal controls;
- changes in the Company's intention to repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions could negatively impact foreign and domestic taxes;
- unanticipated litigation, claims or assessments, as well as the impact of any current or pending lawsuits;
- variations in consumer demand for financial self-service technologies, products and services;
- potential security violations to the Company's information technology systems;
- the investment performance of the Company's pension plan assets, which could require the Company to increase its pension contributions, and significant changes in health care costs, including those that may result from government action;
- the amount and timing of repurchases of the Company's common shares, if any;
- the outcome of the Company's global FCPA review and any actions taken by government agencies in connection with the Company's self disclosure, including the pending SEC investigation;
- the Company's ability to achieve benefits from its cost-reduction initiatives and other strategic changes, including its restructuring actions; and
- the risk factors described above under Item 1A "Risk Factors."

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10 percent movement in the applicable foreign exchange rates would have resulted in an increase or decrease in 2011 and 2010 year-to-date operating profit of approximately $7,909 and $13,603, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

The Company's risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company's primary exposures to foreign exchange risk are movements in the euro/U.S. dollar, U.S. dollar/Brazilian real, and Australian dollar/U.S. dollar. There were no significant changes in the Company's foreign exchange risks in 2011 compared with 2010.

The Company's Venezuelan operations consist of a fifty-percent owned subsidiary, which is consolidated. Venezuela is measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary. In recent years, the Venezuelan bolivar has devalued. In the future, fluctuations in the bolivar may result in gains or losses in the statement of operations.

The Company manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. Variable rate borrowings under the credit facilities totaled $324,472 and $262,769 at December 31, 2011 and 2010, respectively, of which $25,000 and $50,000, respectively, was effectively converted to fixed rate using interest rate swaps. A one percentage point increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of approximately $2,896 and $2,392 for 2011 and 2010, respectively, including the impact of the swap agreements. The Company's primary exposure to interest rate risk is movements in the London Interbank Offered Rate (LIBOR), which is consistent with prior periods.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Diebold, Incorporated:

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, Schedule II "Valuation and Qualifying Accounts." These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting

/s/ KPMG LLP

Cleveland, Ohio
February 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Diebold, Incorporated:

We have audited Diebold, Incorporated's (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b) of the Company's December 31, 2011 annual report on Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diebold Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diebold, Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 17, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Cleveland, Ohio
February 17, 2012

DIEBOLD, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	
	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 333,920	$ 328,658
Short-term investments	286,853	273,123
Trade receivables, less allowances for doubtful accounts of $22,128 and $24,868, respectively	414,969	404,501
Inventories	440,900	444,575
Deferred income taxes	114,250	106,160
Prepaid expenses	31,452	32,111
Refundable income taxes	14,467	19,654
Other current assets	95,544	105,254
Total current assets	1,732,355	1,714,036
Securities and other investments	74,869	76,138
Property, plant and equipment at cost	642,256	646,235
Less accumulated depreciation and amortization	449,562	442,773
Property, plant and equipment, net	192,694	203,462
Goodwill	253,063	269,398
Deferred income taxes	91,090	49,961
Other assets	173,372	206,795
Total assets	$ 2,517,443	$ 2,519,790
LIABILITIES AND EQUITY		
Current liabilities		
Notes payable	$ 21,722	$ 15,038
Accounts payable	221,964	214,288
Deferred revenue	241,992	205,173
Payroll and benefits liabilities	79,854	78,515
Other current liabilities	258,685	296,751
Total current liabilities	824,217	809,765
Long-term debt	606,154	550,368
Pensions and other benefits	148,399	100,152
Other postretirement benefits	23,196	23,096
Deferred income taxes	32,029	31,126
Other long-term liabilities	25,188	15,469
Commitments and contingencies	—	—
Equity		
Diebold, Incorporated shareholders' equity		
Preferred shares, no par value, 1,000,000 authorized shares, none issued	—	—
Common shares, $1.25 par value, 125,000,000 authorized shares, 76,840,956 and 76,365,124 issued shares, 62,513,615 and 65,717,103 outstanding shares, respectively	96,051	95,456
Additional capital	327,805	308,699
Retained earnings	991,210	919,296
Treasury shares, at cost (14,327,341 and 10,648,021 shares, respectively)	(547,737)	(435,922)
Accumulated other comprehensive (loss) income	(40,343)	73,626
Total Diebold, Incorporated shareholders' equity	826,986	961,155
Noncontrolling interests	31,274	28,659
Total equity	858,260	989,814
Total liabilities and equity	$ 2,517,443	$ 2,519,790

See accompanying notes to consolidated financial statements.

DIEBOLD, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31,		
	2011	**2010**	**2009**
Net sales			
Products	**$ 1,283,490**	$ 1,330,368	$ 1,238,346
Services	**1,552,358**	1,493,425	1,479,946
	2,835,848	2,823,793	2,718,292
Cost of sales			
Products	**961,706**	1,003,923	944,090
Services	**1,138,213**	1,100,305	1,124,202
	2,099,919	2,104,228	2,068,292
Gross profit	**735,929**	719,565	650,000
Selling and administrative expense	**501,186**	472,956	424,875
Research, development and engineering expense	**78,108**	74,225	72,026
Impairment of assets	**2,962**	175,849	2,500
(Gain) loss on sale of assets, net	**(1,921)**	(1,663)	7
	580,335	721,367	499,408
Operating profit (loss)	**155,594**	(1,802)	150,592
Other income (expense)			
Investment income	**41,663**	34,545	29,016
Interest expense	**(34,456)**	(37,887)	(35,452)
Foreign exchange gain (loss), net	**3,095**	(1,301)	(922)
Miscellaneous, net	**(1,504)**	4,048	(19,427)
Income (loss) from continuing operations before taxes	**164,392**	(2,397)	123,807
Taxes on income	**12,815**	14,561	44,477
Income (loss) from continuing operations	**151,577**	(16,958)	79,330
Income (loss) from discontinued operations, net of tax	**523**	275	(9,884)
Loss on sale of discontinued operations, net of tax	**—**	—	(37,192)
Net income (loss)	**152,100**	(16,683)	32,254
Net income attributable to noncontrolling interests	**7,285**	3,569	6,228
Net income (loss) attributable to Diebold, Incorporated	**$ 144,815**	$ (20,252)	$ 26,026
Basic weighted-average shares outstanding	**64,244**	65,907	66,257
Diluted weighted-average shares outstanding	**64,792**	65,907	66,867
Basic earnings per share:			
Income (loss) from continuing operations, net of tax	**$ 2.24**	$ (0.31)	$ 1.10
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.71)
Net income (loss) attributable to Diebold, Incorporated	**$ 2.25**	$ (0.31)	$ 0.39
Diluted earnings per share:			
Income (loss) from continuing operations, net of tax	**$ 2.23**	$ (0.31)	$ 1.09
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.70)
Net income (loss) attributable to Diebold, Incorporated	**$ 2.24**	$ (0.31)	$ 0.39
Amounts attributable to Diebold, Incorporated			
Income (loss) from continuing operations, net of tax	**$ 144,292**	$ (20,527)	$ 73,102
Income (loss) from discontinued operations, net of tax	**523**	275	(47,076)
Net income (loss) attributable to Diebold, Incorporated	**$ 144,815**	$ (20,252)	$ 26,026

See accompanying notes to consolidated financial statements.

DIEBOLD, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(dollars in thousands)

	Common Shares Number	Common Shares Par Value	Additional Capital	Retained Earnings	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Diebold, Incorporated Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, January 1, 2009	**75,801,434**	**$ 94,752**	**$ 278,135**	**$ 1,054,873**	**$ (408,235)**		**$ (72,924)**	**$ 946,601**	**$ 17,657**	**$ 964,258**
Net income				26,026		$ 26,026		26,026	6,228	32,254
Foreign currency hedges and translation						107,773		107,773	1,759	109,532
Interest rate hedges						3,112		3,112		3,112
Pensions						21,318		21,318		21,318
Other comprehensive income						132,203	132,203			
Comprehensive income						$ 158,229				
Stock options exercised	65,975	83	1,431					1,514		1,514
Restricted shares	13,753	16	594					610		610
Restricted stock units issued	96,300	120	(120)					—		—
Performance shares issued	111,939	140	(96)					44		44
Deferred shares	3,700	5	(5)					—		—
Net excess tax detriment from share-based compensation			(1,160)					(1,160)		(1,160)
Share-based compensation expense			11,910					11,910		11,910
Dividends declared and paid				(69,451)				(69,451)		(69,451)
Treasury shares					(1,918)			(1,918)		(1,918)
Contributions from noncontrolling interest holders, net								—	3	3
Balance, December 31, 2009	**76,093,101**	**$ 95,116**	**$ 290,689**	**$ 1,011,448**	**$ (410,153)**		**$ 59,279**	**$ 1,046,379**	**$ 25,647**	**$ 1,072,026**
Net (loss) income				(20,252)		$ (20,252)		(20,252)	3,569	(16,683)
Foreign currency hedges and translation						27,867		27,867	669	28,536
Interest rate hedges						(793)		(793)		(793)
Pensions						(11,430)		(11,430)		(11,430)
Unrealized loss, net on available-for-sale investments						(1,297)		(1,297)		(1,297)
Other comprehensive income						14,347	14,347			
Comprehensive loss						$ (5,905)				
Stock options exercised	123,091	154	3,178					3,332		3,332
Restricted shares	5,828	7	2,182					2,189		2,189
Restricted stock units issued	88,366	110	(110)					—		—
Performance shares issued	54,738	69	1,924					1,993		1,993
Net excess tax detriment from share-based compensation			(1,705)					(1,705)		(1,705)
Share-based compensation expense			12,541					12,541		12,541
Dividends declared and paid				(71,900)				(71,900)		(71,900)
Treasury shares					(25,769)			(25,769)		(25,769)
Distributions to noncontrolling interest holders, net								—	(1,226)	(1,226)
Balance, December 31, 2010	**76,365,124**	**$ 95,456**	**$ 308,699**	**$ 919,296**	**$ (435,922)**		**$ 73,626**	**$ 961,155**	**$ 28,659**	**$ 989,814**
Net income				144,815		$ 144,815		144,815	7,285	152,100
Foreign currency hedges and translation						(75,974)		(75,974)	1,198	(74,776)
Interest rate hedges						(693)		(693)		(693)
Pensions						(39,937)		(39,937)		(39,937)
Unrealized gain, net on available-for-sale investments						2,635		2,635		2,635
Other comprehensive loss						(113,969)	(113,969)			
Comprehensive income						$ 30,846				
Stock options exercised	150,769	189	3,854					4,043		4,043
Restricted shares	9,878	12	(12)					—		—
Restricted stock units issued	121,462	152	(152)					—		—
Performance shares issued	186,523	233	(233)					—		—
Deferred shares	7,200	9	(9)					—		—
Net excess tax benefit from stock-based compensation			1,362					1,362		1,362
Share-based compensation expense			14,296					14,296		14,296
Dividends declared and paid				(72,901)				(72,901)		(72,901)
Treasury shares					(111,815)			(111,815)		(111,815)
Distributions to noncontrolling interest holders, net								—	(5,868)	(5,868)
Balance, December 31, 2011	**76,840,956**	**$ 96,051**	**$ 327,805**	**$ 991,210**	**$ (547,737)**		**$ (40,343)**	**$ 826,986**	**$ 31,274**	**$ 858,260**

See accompanying notes to consolidated financial statements.

DIEBOLD INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2011	**2010**	**2009**
Cash flow from operating activities:			
Net income (loss)	**$ 152,100**	$ (16,683)	$ 32,254
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**79,855**	79,253	77,693
Share-based compensation	**14,296**	12,541	11,910
Excess tax benefits from share-based compensation	**(1,691)**	(426)	(320)
Impairment of assets	**2,962**	175,849	2,500
Devaluation of Venezuelan balance sheet	**—**	5,148	—
(Gain) loss on sale of assets, net	**(1,921)**	(1,663)	7
Equity in earnings of an investee	**(1,813)**	(2,982)	(2,456)
Loss on sale of discontinued operations	**—**	—	37,192
Cash flow from changes in certain assets and liabilities:			
Trade receivables	**(22,790)**	(69,377)	123,400
Inventories	**(12,602)**	3,136	76,001
Prepaid expenses	**(119)**	5,057	6,354
Refundable income taxes	**5,187**	74,253	(67,404)
Other current assets	**(389)**	(7,402)	36,705
Accounts payable	**11,741**	65,768	(54,193)
Deferred revenue	**41,610**	8,568	6,322
Deferred income taxes	**(29,338)**	(47,777)	50,379
Pension and other postretirement benefits	**(14,187)**	(7,450)	(11,557)
Certain other assets and liabilities	**(7,504)**	(2,460)	(27,905)
Net cash provided by operating activities	**215,397**	273,353	296,882
Cash flow from investing activities:			
Proceeds from sale of discontinued operations	**2,520**	1,815	9,908
Payments for acquisitions, net of cash acquired	**—**	—	(5,364)
Proceeds from maturities of investments	**259,145**	345,911	221,411
Proceeds from sale of investments	**52,292**	38,016	—
Payments for purchases of investments	**(356,354)**	(470,641)	(241,921)
Proceeds from sale of fixed assets	**5,585**	2,184	113
Capital expenditures	**(54,753)**	(51,298)	(44,287)
Increase in certain other assets	**(21,386)**	(20,878)	(30,638)
Purchase of finance receivables, net of cash collections	**22,245**	(9,865)	—
Net cash used in investing activities	**(90,706)**	(164,756)	(90,778)
Cash flow from financing activities:			
Dividends paid	**(72,901)**	(71,900)	(69,451)
Debt issuance costs	**(1,876)**	—	(4,539)
Debt borrowings	**713,327**	553,965	326,017
Debt repayments	**(650,136)**	(569,928)	(382,934)
(Distribution to) contribution from noncontrolling interest holders, net	**(5,868)**	(1,226)	3
Excess tax benefits from share-based compensation	**1,691**	426	320
Issuance of common shares	**4,043**	3,332	1,514
Repurchase of common shares	**(111,815)**	(25,769)	(1,918)
Net cash used in financing activities	**(123,535)**	(111,100)	(130,988)
Effect of exchange rate changes on cash	**4,106**	2,735	11,874
Increase in cash and cash equivalents	**5,262**	232	86,990
Cash and cash equivalents at the beginning of the year	**328,658**	328,426	241,436
Cash and cash equivalents at the end of the year	**$ 333,920**	$ 328,658	$ 328,426
Cash (paid) received for:			
Income taxes	**$ (27,468)**	$ 15,860	$ (34,287)
Interest	**$ (24,277)**	$ (26,239)	$ (24,486)
Significant noncash investing and financing activities:			
Finance receivables acquired	**$ —**	$ 33,843	$ —
Liabilities assumed related to acquisition of finance receivables	**$ —**	$ 20,861	$ —

See accompanying notes to consolidated financial statements.

(dollars in thousands, except per share amounts)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Diebold, Incorporated and its wholly- and majority-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Consolidated Financial Statements The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade receivables, inventories, goodwill, intangible assets, and other long-lived assets, legal contingencies, guarantee obligations, and assumptions used in the calculation of income taxes, pension and other postretirement benefits and customer incentives, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic condition and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

International Operations The financial statements of the Company's international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, which is measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary.

The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States in relation to total consolidated net sales approximated 52.7 percent, 55.3 percent and 50.9 percent in 2011, 2010 and 2009, respectively.

Reclassifications The Company has reclassified the presentation of certain prior-year information to conform to the current presentation.

Out-of-Period Adjustments In 2010, the Company remediated a control weakness in the area of application of accounting policies specific to multiple-deliverable arrangements. As part of remediation, during 2010, the Company recorded an out-of-period adjustment to defer revenue previously recognized that was not in accordance with U.S. GAAP. The immaterial out-of-period adjustment was recorded within the Company's operations in China, included in the Diebold International (DI) reporting segment. The adjustment decreased revenue related to multiple-deliverable contracts that included revenue which was contingent upon the installation of the equipment. This deferred revenue was recognized upon completion of installation. The out-of-period adjustment represented a decrease in revenue and operating profit in 2010 of $19,822 and $5,753, respectively.

In 2009, the Company recorded out-of-period adjustments to increase income tax expense on continuing operations by $8,765 relating to immaterial errors originating in prior years (refer to note 4).

Revenue Recognition The Company's revenue recognition policy is consistent with the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, *Revenue Recognition* (ASC 605). In general, the Company records revenue when it is realized, or realizable and earned. The Company considers revenue to be realized, or realizable and earned, when the following revenue recognition requirements are met: persuasive evidence of an arrangement exists, which is typically a customer contract; the products or services have been approved by the customer after delivery and/or installation acceptance or performance of services; the sales price is fixed or determinable within the contract; and collectability is reasonably assured. The Company's products include both hardware and the software required for the equipment to operate as intended, and for product sales, the Company determines that the earnings process is complete when title, risk of loss and the right to use equipment and/or software has transferred to the customer. Within Diebold North America (DNA), this occurs upon customer acceptance. Where the Company is contractually responsible for installation, customer acceptance occurs upon completion of the installation of all equipment at a job site and the Company's demonstration that the equipment is in operable condition. Where the Company is not contractually responsible for installation, revenue recognition of these items is upon shipment or delivery to a customer location depending on the terms in the contract. Within DI, customer acceptance is upon the earlier of delivery or completion of the installation depending on the terms in the contract with the customer.

The application of ASC 605 to the Company's customer contracts requires judgment, including the determination of whether an arrangement includes multiple deliverables such as hardware, software, maintenance and/or other services. For contracts that contain multiple deliverables, total arrangement consideration is allocated at the inception of the arrangement to each deliverable based on the relative selling price method. The relative selling price method is based on a hierarchy consisting of vendor specific objective evidence (VSOE) (price when sold on a stand-alone basis), if available, or third-party evidence (TPE), if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company's ESP is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the deliverable. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends, and competitive landscape. In contracts that involve multiple deliverables, maintenance services are typically accounted for under FASB ASC 605-20, *Separately Priced Extended Warranty and Product Maintenance Contracts*.

For software sales, which excludes software included in the product that is required for the equipment to operate as intended, the Company applies the software revenue recognition principles within FASB ASC 985-605, *Software - Revenue Recognition.* For software and software-related deliverables (software elements), the Company allocates revenue based upon the relative fair value of these deliverables as determined by VSOE. If the Company cannot obtain VSOE for any undelivered software element, revenue is deferred until all deliverables have been delivered or until VSOE can be determined for any remaining undelivered software elements. When the fair value of a delivered element has not been established, but fair value evidence exists for the undelivered software elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and recognized as revenue.

The Company has the following revenue streams related to sales to its customers:

Financial Self-Service Product & Integrated Services Revenue Financial self-service products, which includes both hardware and the software required for the equipment to operate as intended, are primarily automated teller machines (ATMs) and other equipment primarily used in the banking industry. The Company also provides service contracts on financial self-service products. Service contracts typically cover a 12-month period and can begin at any given month after the warranty period expires. The service provided under warranty is limited as compared to those offered under service contracts. Further, warranty is not considered a separate deliverable of the sale and covers only replacement of defective parts inclusive of labor. Service contracts are tailored to meet the individual needs of each customer. Service contracts provide additional services beyond those covered under the warranty, and usually include preventative maintenance service, cleaning, supplies stocking and cash handling, all of which are not essential to the functionality of the equipment. The Company provides customers with integrated services such as outsourced and managed services which may include remote monitoring, trouble-shooting, training, transaction processing, currency management, maintenance services or full support via person to person or online communication.

Electronic Security Products & Integrated Services Revenue The Company provides global product sales, service, installation, project management for longer-term contracts and monitoring of original equipment manufacturer electronic security products to financial, government, retail and commercial customers. These solutions provide the Company's customers a single-source solution to their electronic security needs.

Physical Security & Facility Revenue The Company designs, manufactures and/or procures and installs physical security and facility products. These consist of vaults, safe deposit boxes and safes, drive-up banking equipment and a host of other banking facilities products.

Election and Lottery Systems Revenue The Company offers election and lottery systems product solutions and support to the government in Brazil. Election systems revenue consists of election equipment sales, networking, tabulation and diagnostic software development, training, support and maintenance. Lottery systems revenue primarily consists of equipment sales. The election and lottery equipment components are included in product revenue. The software development, training, support and maintenance components are included in service revenue.

Software Solutions & Service Revenue The Company offers software solutions, which excludes software required for the equipment to operate as intended, consisting of multiple applications that process events and transactions (networking software) along with the related server. Sales of networking software represent software solutions to customers that allow them to network various different vendors' ATMs onto one network. Included within service revenue is revenue from software support agreements, which are typically 12 months in duration and pertain to networking software.

Depreciation and Amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred. Amortization of the Company's other long-term assets, such as intangible assets and capitalized computer software, is computed using the straight-line method over the life of the asset.

Advertising Costs Advertising costs are expensed as incurred and were $10,474, $8,782 and $8,890 in 2011, 2010 and 2009, respectively.

Shipping and Handling Costs The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer, and includes such amounts in net sales. Third-party freight payments are recorded in cost of sales.

Taxes on Income Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Sales Tax The Company collects sales taxes from customers and accounts for sales taxes on a net basis.

Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Financial Instruments The carrying amount of cash and cash equivalents, trade receivables and accounts payable, approximated their fair value because of the relatively short maturity of these instruments. The Company's risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures and interest rate swaps to manage interest rate risk. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of derivatives that are not designated as hedges are recognized in earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

Inventories The Company primarily values inventories at the lower of cost or market applied on a first-in, first-out basis. At each reporting period, the Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Deferred Revenue Deferred revenue is recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, deferred revenue is recorded for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Split-Dollar Life Insurance The Company recognizes a liability for the postretirement obligation associated with a collateral assignment arrangement if, based on an agreement with an employee, the Company has agreed to maintain a life insurance policy during the postretirement period or to provide a death benefit. In addition, the Company recognizes a liability and related compensation costs for future benefits that extend to postretirement periods.

(dollars in thousands, except per share amounts)

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses. The Company tests all existing goodwill at least annually for impairment on a "reporting unit" basis. The Company's reporting units are defined as Domestic and Canada, Brazil, Latin America, Asia Pacific, and Europe, Middle East and Africa (EMEA). In 2011, the Company adopted the provisions of FASB Accounting Standards Update (ASU) 2011-08, *Testing Goodwill for Impairment* (ASU 2011-08), and performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company's products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit's assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price. If the Company's qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the two-step impairment test described in note 10 is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized.

In 2010 and 2009, the Company used the discounted cash flow method and the guideline company method for determining the fair value of its reporting units. Under these methods, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination.

These fair value models and qualitative assessments use inputs such as estimated future performance. The Company uses the most current information available and performs the annual impairment analysis as of November 30 each year. However, actual circumstances could differ significantly from assumptions and estimates made and could result in future goodwill impairment. The Company tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount (refer to note 10).

Pensions and Other Postretirement Benefits Annual net periodic expense and benefit liabilities under the Company's defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Annually, management and the Investment Committee of the Board of Directors review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed based upon the results of actual claims experience. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans' current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other postretirement benefits are not funded and the Company's policy is to pay these benefits as they become due.

The Company recognizes the funded status of each of its plans in the consolidated balance sheet. Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

Comprehensive Income The Company displays comprehensive income in the consolidated statements of equity and accumulated other comprehensive income separately from retained earnings and additional capital in the consolidated balance sheets and statements of equity. Items included in other comprehensive income primarily represent adjustments made for foreign currency translation, pension and other postretirement benefit plans (refer to note 12) unrealized gains and losses on available-for-sale securities and hedging activities (refer to note 16).

(dollars in thousands, except per share amounts)

Accumulated other comprehensive income consists of the following as of December 31:

	2011	2010	2009
Foreign currency hedges and translation	**$ 93,669**	$ 168,935	$ 141,064
Interest rate hedges	**(2,088)**	(927)	(952)
Pensions and other postretirement benefits	**(220,081)**	(158,079)	(138,853)
Unrealized gain (loss), net on available-for-sale securities	**1,338**	(1,297)	—
Other	**(714)**	(225)	—
	(127,876)	8,407	1,259
Income tax benefit	**87,533**	65,219	58,020
Total accumulated other comprehensive (loss) income	**$ (40,343)**	$ 73,626	$ 59,279

Foreign currency translation adjustments are not booked net of tax. Those adjustments are accounted for under the indefinite reversal criterion of FASB ASC 740-30, *Income Taxes — Other Considerations or Special Areas.*

Recently Issued Accounting Guidance

In December 2011, the FASB issued ASU 2011-11 (ASU 2011-11), *Disclosures about Offsetting Assets and Liabilities,* which requires certain additional disclosure requirements about financial instruments and derivatives instruments that are subject to netting arrangements. The new disclosures are required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those periods. The adoption of this update will not have an impact on the financial statements of the Company.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05), which eliminates the option to present components of other comprehensive income (OCI) as part of the statement of changes in stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard does not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. Subsequently, in December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income* (ASU 2011-12), which indefinitely defers the requirement in ASU 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU 2011-05 and ASU 2011-12 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. The Company is in the process of determining its method of presentation, however, it does not anticipate the adoption of these updates to have a material impact on its financial statements.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Disclosure requirements have been expanded to include additional information about transfers between level 1 and level 2 of the fair value hierarchy and level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs Additionally, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurements including: (a) the application of the highest and best use valuation premise concepts; (b) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity; and (c) quantitative information required for fair value measurements categorized within level 3. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the disclosures within the financial statements of the Company.

NOTE 2: EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing earnings per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company's participating securities include restricted stock units (RSUs), director deferred shares and shares that were vested but deferred by employees. The Company calculated basic and diluted earnings per share under both the treasury stock method and the two-class method. For the years presented there were no differences in the earnings per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below.

The following table represents amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common shares for the years ended December 31:

	2011	2010	2009
Numerator:			
Income (loss) used in basic and diluted earnings per share:			
Income (loss) from continuing operations, net of tax	$ **144,292**	$ (20,527)	$ 73,102
Income (loss) from discontinued operations, net of tax	**523**	275	(47,076)
Net income (loss) attributable to Diebold, Incorporated	$ **144,815**	$ (20,252)	$ 26,026
Denominator (in thousands):			
Weighted-average number of common shares used in basic earnings per share	**64,244**	65,907	66,257
Effect of dilutive shares (a)	**548**	—	610
Weighted-average number of shares used in diluted earnings per share	**64,792**	65,907	66,867
Basic earnings per share:			
Income (loss) from continuing operations, net of tax	$ **2.24**	$ (0.31)	$ 1.10
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.71)
Net income (loss) attributable to Diebold, Incorporated	$ **2.25**	$ (0.31)	$ 0.39
Diluted earnings per share:			
Income (loss) from continuing operations, net of tax	$ **2.23**	$ (0.31)	$ 1.09
Income (loss) from discontinued operations, net of tax	**0.01**	—	(0.70)
Net income (loss) attributable to Diebold, Incorporated	$ **2.24**	$ (0.31)	$ 0.39
Anti-dilutive shares (in thousands):			
Anti-dilutive shares not used in calculating diluted weighted-average shares	**2,270**	2,658	2,360

(a) Incremental shares of 632,000 were excluded from the computation of diluted EPS for the year ended December 31, 2010 because their effect is anti-dilutive due to the loss from continuing operations.

NOTE 3: SHARE-BASED COMPENSATION AND EQUITY

Dividends On the basis of amounts declared and paid, the annualized dividends per share were $1.12, $1.08 and $1.04 for the years ended December 31, 2011, 2010 and 2009, respectively.

Share-Based Compensation Cost The Company recognizes costs resulting from all share-based payment transactions based on the fair market value of the award as of the grant date. Awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite periods of each award. The Company estimated forfeiture rates are based on historical experience. To cover the exercise and/or vesting of its share-based payments, the Company generally issues new shares from its authorized, unissued share pool. The number of common shares that may be issued pursuant to the Amended and Restated 1991 Equity and Performance Incentive Plan (as amended and restated as of April 13, 2009) (1991 Plan) was 7,873,644, of which 3,045,311 shares were available for issuance at December 31, 2011.

(dollars in thousands, except per share amounts)

The following table summarizes the components of the Company's employee and non-employee share-based compensation programs recognized as selling and administrative expense for the years ended December 31:

	2011	2010	2009
Stock options:			
Pre-tax compensation expense	**$ 3,486**	$ 3,540	$ 3,127
Tax benefit	**(1,238)**	(1,310)	(1,157)
Stock option expense, net of tax	**$ 2,248**	$ 2,230	$ 1,970
Restricted Stock Units:			
Pre-tax compensation expense	**$ 5,734**	$ 4,355	$ 3,775
Tax benefit	**(1,845)**	(1,611)	(1,397)
RSU expense, net of tax	**$ 3,889**	$ 2,744	$ 2,378
Performance shares:			
Pre-tax compensation expense	**$ 4,076**	$ 3,820	$ 4,192
Tax benefit	**(1,459)**	(1,413)	(1,551)
Performance share expense, net of tax	**$ 2,617**	$ 2,407	$ 2,641
Deferred shares:			
Pre-tax compensation expense	**$ 1,000**	$ 826	$ 816
Tax benefit	**(370)**	(306)	(302)
Deferred share expense, net of tax	**$ 630**	$ 520	$ 514
Total share-based compensation:			
Pre-tax compensation expense	**$ 14,296**	$ 12,541	$ 11,910
Tax benefit	**(4,912)**	(4,640)	(4,407)
Total share-based compensation, net of tax	**$ 9,384**	$ 7,901	$ 7,503

The following table summarizes information related to unrecognized share-based compensation costs as of December 31, 2011:

	Unrecognized Cost	Weighted-Average Period
		(years)
Stock options	$ 6,463	2.2
RSUs	9,646	1.7
Performance shares	4,749	1.0
Deferred shares	206	0.3
	$ 21,064	

EMPLOYEE SHARE-BASED COMPENSATION AWARDS

Stock options, RSUs, restricted shares and performance shares have been issued to officers and other management employees under the Company's 1991 Plan.

Stock Options

Stock options generally vest over a four- or five-year period and have a maturity of ten years from the issuance date. Option exercise prices equal the closing price of the Company's common stock on the date of grant. The estimated fair value of the options granted was calculated using a Black-Scholes option pricing model using the following assumptions:

	2011	2010	2009
Expected life (in years)	**6-7**	6-7	5-6
Weighted-average volatility	**40%**	40%	40%
Risk-free interest rate	**1.15 - 3.05%**	2.77 - 3.15%	1.76 - 2.55%
Expected dividend yield	**2.74 - 2.97%**	2.44 - 2.63%	2.23 - 2.43%

The Company uses historical data to estimate option exercise timing within the valuation model. Employees with similar historical exercise behavior with regard to timing and forfeiture rates are considered separately for valuation and attribution purposes. Expected volatility is based on historical volatility of the price of the Company's common shares. The risk-free rate of interest is based on a zero-coupon U.S. government instrument over the expected life of the equity instrument. The expected dividend yield is based on actual dividends paid per share and the price of the Company's common shares.

Options outstanding and exercisable as of December 31, 2011 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
	(in thousands)	(per share)	(in years)	
Outstanding at January 1, 2011	3,152	$ 36.67		
Expired or forfeited	(239)	35.46		
Exercised	(150)	33.30		
Granted	438	33.06		
Outstanding at December 31, 2011	3,201	$ 36.70	5	$ 3,805
Options exercisable at December 31, 2011	2,166	$ 39.86	3	$ 1,940
Options vested and expected to vest (2) at December 31, 2011	3,177	$ 36.75	5	$ 3,760

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing share price on the last trading day of the year in 2011 and the exercise price, multiplied by the number of "in-the-money" options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. The amount of aggregate intrinsic value will change based on the fair market value of the Company's common shares.

(2) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumption to total outstanding non-vested options.

The aggregate intrinsic value of options exercised for the years ended December 31, 2011, 2010 and 2009 was $936, $510 and $422, respectively. The weighted-average grant-date fair value of stock options granted for the years ended December 31, 2011, 2010 and 2009 was $10.90, $9.46 and $7.85, respectively. Total fair value of stock options vested during the years ended December 31, 2011, 2010 and 2009 was $2,967, $3,059 and $3,045, respectively. Exercise of options during the year ended December 31, 2011, 2010 and 2009 resulted in cash receipts of $4,043, $3,332 and $1,514, respectively. The tax (benefit) expense during the years ended December 31, 2011, 2010 and 2009 related to the exercise of employee stock options were $(1,362), $1,705 and $1,160, respectively.

Restricted Stock Units

Each RSU provides for the issuance of one common share of the Company at no cost to the holder and generally vests after three to seven years. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Non-vested RSUs are forfeited upon termination unless the Board of Directors determines otherwise.

Non-vested RSUs outstanding as of December 31, 2011 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)	
Non-vested at January 1, 2011	594	$ 29.06
Forfeited	(48)	41.09
Vested	(115)	28.10
Granted	286	32.86
Non-vested at December 31, 2011	717	$ 30.69

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2011, 2010 and 2009 was $32.86, $27.16 and $24.99, respectively. The total fair value of RSUs vested during the years ended December 31, 2011, 2010 and 2009 was $3,226, $3,989 and $3,830, respectively.

Performance Shares

Performance shares are granted based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to one common share of the Company. The performance share objectives are generally calculated over a three-year period and no shares are granted unless certain management threshold objectives are met.

Non-vested performance shares outstanding as of December 31, 2011 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)	
Non-vested at January 1, 2011	742	$ 31.15
Forfeited	(89)	30.12
Vested	(174)	29.04
Granted	248	39.74
Non-vested at December 31, 2011	727	$ 34.70

Non-vested performance shares are based on a maximum potential payout. Actual shares granted at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance share objectives. The weighted-average grant-date fair value of performance shares granted for the years ended December 31, 2011, 2010 and 2009 was $39.74, $35.89 and $29.25, respectively. The total fair value of performance shares vested during the years ended December 31, 2011, 2010 and 2009 was $5,041, $3,026 and $5,327, respectively.

NON-EMPLOYEE SHARE BASED COMPENSATION AWARDS

Director Deferred Shares

Deferred shares have been issued to non-employee directors under the 1991 Plan. Deferred shares provide for the issuance of a common share of the Company at no cost to the holder. Deferred shares vest in either a six- or twelve-month period and are issued at the end of the deferral period. During the vesting period and until the common shares are issued, non-employee directors are paid the cash equivalent of dividends on deferred shares.

Non-vested deferred shares as of December 31, 2011 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)	
Non-vested at January 1, 2011	14	$ 33.28
Vested	(26)	33.61
Granted	31	33.98
Non-vested at December 31, 2011	19	$ 33.98
Vested at December 31, 2011	96	$ 33.88
Outstanding at December 31, 2011	115	$ 33.90

The weighted-average grant-date fair value of deferred shares granted for the years ended December 31, 2011, 2010 and 2009 was $33.98, $33.28 and $25.52, respectively. The aggregate intrinsic value of deferred shares released during the years ended December 31, 2011, 2010 and 2009 was $247, $0 and $158, respectively. Total fair value of deferred shares vested for the years ended December 31, 2011, 2010 and 2009 was $887, $819 and $843, respectively.

Other Non-employee Share-Based Compensation

In connection with the acquisition of Diebold Colombia, S.A. in December 2006, the Company issued 6,652 restricted shares with a grant-date fair value of $46.00 per share. These restricted shares vested in November 2011. In December 2005, the Company also issued warrants to purchase 34,789 common shares with an exercise price of $46.00 per share and grant-date fair value of $14.66 per share. The grant-date fair value of the warrants was valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.45 percent, dividend yield of 1.63 percent, expected volatility of 30 percent, and contractual life of six years. The warrants will expire in December 2016.

NOTE 4: INCOME TAXES

The following table presents components of income (loss) from continuing operations before income taxes for the years ended December 31:

	2011	2010	2009
Domestic	**$ 16,173**	$ (28,344)	$ (16,108)
Foreign	**148,219**	25,947	139,915
Total	**$ 164,392**	$ (2,397)	$ 123,807

(dollars in thousands, except per share amounts)

The following table presents the components of income tax expense (benefit) from continuing operations for the years ended December 31:

	2011	2010	2009
Current:			
U.S. Federal	**$ (921)**	$ 649	$ (24,688)
Foreign	**41,244**	52,783	47,044
State and local	**932**	1,812	3,849
Total current	**41,255**	55,244	26,205
Deferred:			
U.S. Federal	**9,727**	(9,431)	26,972
Foreign	**(35,318)**	(30,368)	(6,267)
State and local	**(2,849)**	(884)	(2,433)
Total deferred	**(28,440)**	(40,683)	18,272
Taxes on income	**$ 12,815**	$ 14,561	$ 44,477

In addition to the income tax expense listed above for the years ended December 31, 2011, 2010, and 2009, income tax (benefit) expense allocated directly to shareholders equity for the same periods was $(23,695), $(5,512) and $8,066, respectively.

Income tax benefit recognized as an adjustment to goodwill for the year ended December 31, 2010 was $3,922.

Income tax benefit allocated to discontinued operations for the years ended December 31, 2011, 2010 and 2009 was $116, $2,836, and $7,374, respectively. Income tax benefit allocated to the loss on sale of discontinued operations for the year ended December 31, 2009 was $13,558.

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations. The following table presents these differences for the years ended December 31:

	2011	2010	2009
Statutory tax expense (benefit)	**$ 57,537**	$ (839)	$ 43,332
Brazil nontaxable incentive	**(10,652)**	(14,600)	(14,420)
Change in valuation allowance	**(32,315)**	(6,631)	11,173
Brazil tax goodwill amortization	**(5,231)**	(4,938)	(4,656)
Foreign tax rate differential	**(11,001)**	4,043	(8,473)
U.S. taxed foreign income	**8,542**	3,265	1,015
Subsidiary losses	**—**	189	(3,553)
Life insurance	**(2,784)**	(1,072)	(2,659)
Goodwill impairment	**—**	27,647	—
SEC charge	**—**	—	8,750
Out-of-period adjustments	**—**	—	8,765
Other (1)	**8,719**	7,497	5,203
Taxes on income	**$ 12,815**	$ 14,561	$ 44,477

(1) Other consists of state and local income taxes, net of federal benefit, nondeductible expenses, changes to uncertain tax position liabilities and other items, none of which are individually significant.

In the fourth quarter 2009, the Company recorded adjustments to increase income tax expense on continuing operations by $8,765 relating to immaterial errors originating in prior years.

(dollars in thousands, except per share amounts)

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

Details of the unrecognized tax benefits are as follows:

	2011	2010
Balance at January 1	$ 9,842	$ 10,116
Increases related to prior year tax positions	4,431	3,180
Decreases related to prior year tax positions	(162)	(3,022)
Increases related to current year tax positions	3,297	171
Settlements	(4,442)	(167)
Reduction due to lapse of applicable statute of limitations	(330)	(436)
Balance at December 31	$ 12,636	$ 9,842

The entire amount of unrecognized tax benefits, if recognized, would affect the Company's effective tax rate.

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. Consistent with the treatment of interest expense, the Company accrues interest income on overpayments of income taxes where applicable and classifies interest income as a reduction of income tax expense in the consolidated financial statements. As of December 31, 2011 and 2010, accrued interest and penalties related to unrecognized tax benefits totaled approximately $2,387 and $2,516, respectively.

It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. The Company does not expect those changes to have a significant impact on its consolidated financial statements. The expected timing of payments cannot be determined with any degree of certainty.

During the year ended December 31, 2011, the Company settled the IRS exam for tax years ended December 31, 2007, 2006, and 2005. All federal tax years prior to 2003 are closed by statute. The Company is subject to tax examination in various U.S. state jurisdictions for tax years 2003 to the present, as well as various foreign jurisdictions for tax years 1997 to the present.

(dollars in thousands, except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2011	2010
Deferred tax assets:		
Accrued expenses	$ 39,881	$ 44,254
Warranty accrual	18,386	24,305
Deferred compensation	18,659	17,365
Allowance for doubtful accounts	7,189	7,740
Inventory	11,610	13,534
Deferred revenue	14,669	15,422
Pension and postretirement benefits	54,990	35,285
Research and development credit	7,467	7,548
Foreign tax credit	38,863	42,416
Net operating loss carryforwards	86,918	98,798
Capital loss carryforwards	3,604	2,973
State deferred taxes	13,061	6,646
Other	5,779	7,515
	321,076	323,801
Valuation allowance	(66,988)	(105,175)
Net deferred tax assets	$ 254,088	$ 218,626
Deferred tax liabilities:		
Property, plant and equipment	$ 20,116	$ 24,201
Goodwill	36,712	38,182
Finance lease receivables	3,655	8,395
Investment in partnership	18,372	18,377
Other	6,435	7,300
Net deferred tax liabilities	85,290	96,455
Net deferred tax asset	$ 168,798	$ 122,171

Deferred income taxes reported in the consolidated balance sheets as of December 31 are as follows:

	2011	2010
Deferred income taxes - current assets	$ 114,250	$ 106,160
Deferred income taxes - long-term assets	91,090	49,961
Other current liabilities	(4,513)	(2,824)
Deferred income taxes - long-term liabilities	(32,029)	(31,126)
Net deferred tax asset	$ 168,798	$ 122,171

At December 31, 2011, the Company had domestic and international net operating loss (NOL) carryforwards of $568,229, resulting in an NOL deferred tax asset of $86,918. Of these NOL carryforwards, $411,220 expires at various times between 2012 and 2031 and $157,009 does not expire.

The Company has a valuation allowance to reflect the estimated amount of certain foreign and state deferred tax assets that, more likely than not, will not be realized. The net change in total valuation allowance for the years ended December 31, 2011 and 2010 was a decrease of $38,187 and $7,664, respectively. The 2011 and 2010 reduction in valuation allowance is primarily related to a change in circumstances, including sustained profitability in core operations and a favorable outlook that caused a change in judgment about the realization of the deferred tax assets in Brazil.

(dollars in thousands, except per share amounts)

For the years ended December 31, 2011 and 2010, provisions were made for estimated U.S. income taxes, less available tax credits, which may be incurred upon the remittance of certain undistributed earnings in foreign subsidiaries and foreign unconsolidated affiliates. Provisions have not been made for income taxes on approximately $850,000 of undistributed earnings at December 31, 2011 in foreign subsidiaries and corporate joint ventures that are deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing if and when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

NOTE 5: INVESTMENTS

The Company's investments, primarily in Brazil, consist of certificates of deposit and U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value based upon quoted market prices and net asset values, respectively. Unrealized gains and losses are recorded in OCI. Realized gains and losses are recognized in investment income and are determined using the specific identification method. Realized (losses) gains, net from the sale of securities for the year ended December 31, 2011 and 2010 were $(1,505) and $33, respectively. Proceeds from the sale of available-for-sale securities were $52,292 and $38,016 during the years ended December 31, 2011 and 2010, respectively.

The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash or share-based compensation and non-employee directors to defer receipt of director fees at the participants' discretion. For deferred cash-based compensation, the Company established a rabbi trust (refer to note 12), which is recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trust are recognized in investment income.

The Company's investments, excluding cash surrender value of insurance contracts of $67,699 and $67,975 as of December 31, 2011 and 2010, respectively, consist of the following:

	Cost Basis	Unrealized Gain/(Loss)	Fair Value
As of December 31, 2011			
Short-term investments:			
Certificates of deposit	$ 269,033	$ —	$ 269,033
U.S. dollar indexed bond funds	16,482	1,338	17,820
	$ 285,515	$ 1,338	$ 286,853
Long-term investments:			
Assets held in a rabbi trust	$ 7,428	$ (258)	$ 7,170
As of December 31, 2010			
Short-term investments:			
Certificates of deposit	$ 221,706	$ —	$ 221,706
U.S. dollar indexed bond funds	52,714	(1,297)	51,417
	$ 274,420	$ (1,297)	$ 273,123
Long-term investments:			
Assets held in a rabbi trust	$ 8,068	$ 95	$ 8,163

NOTE 6: FINANCE LEASE RECEIVABLES

The Company provides financing arrangements to customers purchasing its products. These financing arrangements are largely classified and accounted for as sales-type leases. As of December 31, 2011 and 2010, the Company's finance lease receivables balance included $33,199 and $60,742, respectively, related to a customer financing arrangement in Brazil. In 2011, the Company sold $14,987 of finance lease receivables. In 2010, the Company purchased $33,843 of finance lease receivables.

(dollars in thousands, except per share amounts)

The following table presents the components of finance lease receivables as of December 31:

	2011	2010
Total minimum lease receivable	**$ 99,598**	$ 133,028
Estimated unguaranteed residual values	**6,048**	5,942
	105,646	138,970
Less:		
Unearned interest income	**(6,190)**	(15,151)
Unearned residuals	**(1,160)**	(1,207)
	(7,350)	(16,358)
Total	**$ 98,296**	$ 122,612

Future minimum payments due from customers under finance lease receivables as of December 31, 2011 are as follows:

2012	$ 47,624
2013	21,087
2014	13,471
2015	9,709
2016	5,697
Thereafter	2,010
	$ 99,598

NOTE 7: ALLOWANCE FOR CREDIT LOSSES

Trade Receivables The Company evaluates the collectability of trade receivables based on (1) a percentage of sales related to historical loss experience and current trends and (2) periodic adjustments for known events such as specific customer circumstances and changes in the aging of accounts receivable balances. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

Financing Receivables The Company evaluates the collectability of notes and finance lease receivables (collectively, financing receivables) on a customer-by-customer basis and evaluates specific customer circumstances, aging of invoices, credit risk changes and payment patterns and historical loss experience. When the collectability is determined to be at risk based on the above criteria, the Company records the allowance for credit losses which represents the Company's current exposure less estimated reimbursement from insurance claims. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off. The following table summarizes the Company's allowance for credit losses and amount of financing receivables evaluated for impairment:

	Finance Leases	Notes Receivable	Total
Allowance for credit losses			
Balance at January 1, 2011	$ 378	$ 470	$ 848
Provision for credit losses	107	2,078	2,185
Recoveries	138	5,455	5,593
Write-offs	(413)	(5,956)	(6,369)
Balance at December 31, 2011	$ 210	$ 2,047	$ 2,257
Allowance resulting from individual impairment evaluation	$ 210	$ 2,047	$ 2,257
Allowance resulting from collective impairment evaluation	—	—	—
Financing receivables individually evaluated for impairment	$ 98,506	$ 13,869	$ 112,375
Financing receivables collectively evaluated for impairment	—	—	—

(dollars in thousands, except per share amounts)

The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease or loan. The Company reviews the aging of its financing receivables to determine past due and delinquent accounts. Credit quality is reviewed at inception and is re-evaluated as needed based on customer specific circumstances. Receivable balances greater than 60 days past due are reviewed and may be placed on nonaccrual status based on customer-specific circumstances. Upon receipt of payment on nonaccrual financing receivables, interest income is recognized and accrual of interest is resumed once the account has been made current or the specific circumstances have been resolved.

As of December 31, 2011 and 2010, the recorded investment in past-due finance lease receivables on nonaccrual status was $1,740 and $531, respectively. The recorded investment in finance lease receivables past due 90 days or more and still accruing interest was $114 and $560 as of December 31, 2011 and 2010, respectively. The recorded investment in impaired notes receivable was $2,047 and was fully reserved as of December 31, 2011. The recorded investment in impaired notes receivable and the related allowance was $7,513 and $470, respectively, as of December 31, 2010. The following table summarizes the Company's aging of past-due notes receivable balances as of December 31, 2011:

30-59 days past due	$	—
60-89 days past due		—
> 89 days past due		1,495
Total past due	$	1,495

NOTE 8: INVENTORIES

The following table summarizes the major classes of inventories as of December 31:

		2011		2010
Finished goods	$	**188,571**	$	184,944
Service parts		**152,597**		166,317
Raw materials and work in process		**99,732**		93,314
Total inventories	$	**440,900**	$	444,575

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation and amortization as of December 31:

	Estimated Useful Life (years)		2011		2010
Land and land improvements	0-15	$	7,855	$	5,446
Buildings and building equipment	15		66,261		61,100
Machinery, tools and equipment	5-12		119,780		131,686
Leasehold improvements (1)	10		24,243		24,300
Computer equipment	3-5		78,543		82,532
Computer software	5-10		170,614		164,708
Furniture and fixtures	5-8		76,962		77,125
Tooling	3-5		80,979		80,255
Construction in progress			17,019		19,083
Total property plant and equipment, at cost			642,256		646,235
Less accumulated depreciation and amortization			449,562		442,773
Total property plant and equipment, net		$	192,694	$	203,462

(1) The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the lease.

During 2011, 2010 and 2009, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $50,549, $51,425 and $50,085, respectively.

(dollars in thousands, except per share amounts)

NOTE 10: GOODWILL AND OTHER ASSETS

The changes in carrying amounts of goodwill within the Company's DNA and DI segments are summarized as follows:

	DNA	DI	Total
Goodwill	$ 112,120	$ 390,847	$ 502,967
Accumulated impairment losses	(13,171)	(38,859)	(52,030)
Balance at January 1, 2010	**$ 98,949**	**$ 351,988**	**$ 450,937**
Impairment loss	—	(168,714)	(168,714)
Tax benefit (note 4)	—	(3,922)	(3,922)
Currency translation adjustment	43	(8,946)	(8,903)
Goodwill	112,163	377,979	490,142
Accumulated impairment losses	(13,171)	(207,573)	(220,744)
Balance at December 31, 2010	**$ 98,992**	**$ 170,406**	**$ 269,398**
Currency translation adjustment	(50)	(16,285)	(16,335)
Goodwill	112,113	361,694	473,807
Accumulated impairment losses	(13,171)	(207,573)	(220,744)
Balance at December 31, 2011	**$ 98,942**	**$ 154,121**	**$ 253,063**

The Company uses the most current information available and performs the annual impairment analysis as of November 30 each year. However, actual circumstances could differ significantly from assumptions and estimates made and could result in future goodwill impairment. The Company tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount.

In 2011, the Company adopted the provisions of FASB ASU 2011-08, *Testing Goodwill for Impairment* (ASU 2011-08), and performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value (refer to note 1). In 2010 and 2009, goodwill was reviewed for impairment based on a two-step test. In the first step, the Company compares the fair value of each reporting unit with its carrying value. The fair value is determined based upon discounted estimated future cash flows as well as the market approach or guideline public company method. The Company's Step 1 impairment test of goodwill of a reporting unit is based upon the fair value of the reporting unit, defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date (November 30). In the event that the net carrying amount exceeds the fair value, a Step 2 test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its net carrying amount.

The techniques used in the Company's qualitative assessment, Step 1 impairment test and if necessary, Step 2 impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time a forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, all of which are Level 3 inputs (refer to note 18), relate to price trends, material costs, discount rate, customer demand, and the long-term growth and foreign exchange rates. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

The annual goodwill impairment tests for 2011 and 2009 resulted in no impairment in any of the Company's reporting units. Management concluded during the Company's annual goodwill impairment test for 2010 that all of the Company's goodwill within the EMEA reporting unit was not recoverable and recorded a $168,714 non-cash impairment charge during the fourth quarter 2010.

(dollars in thousands, except per share amounts)

Other Assets Included in other assets are net capitalized computer software development costs of $51,117 and $55,575 as of December 31, 2011 and 2010, respectively. Amortization expense on capitalized software of $18,742, $17,315 and $16,768 was included in product cost of sales for 2011, 2010 and 2009, respectively. Other long-term assets also consist of patents, trademarks and other intangible assets. Where applicable, other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets. Fees to renew or extend the term of the Company's intangible assets are expensed when incurred. Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

For the years ended December 31, 2011, 2010 and 2009, the Company recorded other asset-related impairment charges within DNA continuing operations of $2,962, $7,135 and $2,500, respectively. The 2011 impairment charge related to a software intangible asset, the 2010 impairment charges related primarily to customer contract intangible assets and an other than temporary impairment of a cost-method investment and the 2009 impairment charge related to the tradename *Firstline, Incorporated.*

Investment in Affiliate Investment in the Company's non-consolidated affiliate is accounted for under the equity method and consists of a 50 percent ownership in Shanghai Diebold King Safe Company, Ltd. The balance of this investment as of December 31, 2011 and 2010 was $11,461 and $12,118, respectively, and fluctuated based on equity earnings and dividends. Equity earnings from the non-consolidated affiliate are included in miscellaneous, net in the consolidated statements of operations and were $1,813, $2,982 and $2,456 for the years ended December 31, 2011, 2010 and 2009, respectively. The non-consolidated affiliate declared dividends of $2,470, $2,172 and $2,610 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 11: DEBT

Outstanding debt balances were as follows:

	December 31,	
	2011	**2010**
Notes payable – current:		
Uncommitted lines of credit	**$ 21,572**	$ 15,038
Other	**150**	—
	$ 21,722	$ 15,038
Long-term debt:		
Credit facility	**$ 291,000**	$ 235,000
Senior notes	**300,000**	300,000
Industrial development revenue bonds	**11,900**	11,900
Other	**3,254**	3,468
	$ 606,154	$ 550,368

As of December 31, 2011, the Company had various international short-term uncommitted lines of credit with borrowing limits of $101,530. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of December 31, 2011 and 2010 was 4.23 percent and 3.01 percent, respectively. Short-term uncommitted lines mature in less than one year. The amount available under the short-term uncommitted lines at December 31, 2011 was $79,958.

In June 2011, the Company entered into a new five-year credit facility, which replaced its previous three-year credit facility. The Company used borrowings of approximately $330,000 under the new credit facility to repay all amounts outstanding under (and terminated) the previous credit facility. As of December 31, 2011, the Company had borrowing limits under the new credit facility totaling $500,000. Under the terms of the credit facility agreement, the Company has the ability, subject to various approvals, to increase the borrowing limits by $250,000. Up to $50,000 of the revolving credit facility is available under a swing line subfacility. The weighted-average interest rate on outstanding credit facility borrowings as of December 31, 2011 and 2010 was 1.49 percent and 2.71 percent, respectively, which is variable based on the London Interbank Offered Rate (LIBOR). The amount available under the new credit facility as of December 31, 2011 was $209,000. The Company incurred $1,876 of fees to its creditors in conjunction with the new credit facility, which will be amortized as a component of interest expense over the term of the facility.

(dollars in thousands, except per share amounts)

In March 2006, the Company issued senior notes in an aggregate principal amount of $300,000 with a weighted-average fixed interest rate of 5.50 percent. The maturity dates of the senior notes are staggered, with $75,000, $175,000 and $50,000 becoming due in 2013, 2016 and 2018, respectively. Additionally, the Company entered into a pre-issuance cash flow hedge to offset interest rate risk on $200,000 of the senior notes, which reduced the effective interest rate by 14 basis points from 5.50 to 5.36 percent.

Maturities of debt as of December 31, 2011 are as follows: $21,722 in 2012, $76,054 in 2013, $713 in 2014, $630 in 2015, $466,717 in 2016 and $62,040 thereafter. Interest expense on the Company's debt instruments for the years ended December 31, 2011, 2010 and 2009 was $26,002, $27,520 and $23,796, respectively.

In 1997, industrial development revenue bonds were issued on behalf of the Company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The Company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.77 percent and 0.57 percent as of December 31, 2011 and 2010, respectively. Interest expense on the bonds for the years ended December 31, 2011, 2010 and 2009 was $88, $72 and $122, respectively.

The Company's financing agreements contain various restrictive financial covenants, including net debt to capitalization and net interest coverage ratios. As of December 31, 2011, the Company was in compliance with the financial covenants in its debt agreements.

NOTE 12: BENEFIT PLANS

Qualified Pension Benefits Plans that cover salaried employees provide pension benefits based on the employee's compensation during the ten years before retirement. The Company's funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the Company's operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Supplemental Executive Retirement Benefits The Company has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation, as defined.

Other Benefits In addition to providing pension benefits, the Company provides postretirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. Currently, the Company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the Company funds the benefits as the claims are paid. The postretirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

(dollars in thousands, except per share amounts)

The following tables set forth the change in benefit obligation, change in plan assets, funded status, consolidated balance sheet presentation and net periodic benefit cost for the Company's defined benefit pension plans and other benefits at and for the years ended December 31:

	Pension Benefits		Other Benefits	
	2011	**2010**	**2011**	**2010**
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 552,760**	$ 490,544	**$ 16,885**	$ 16,585
Service cost	**10,854**	9,994	**—**	—
Interest cost	**31,491**	30,723	**930**	993
Actuarial loss	**63,079**	41,848	**1,277**	1,311
Plan participant contributions	**—**	—	**114**	159
Medicare retiree drug subsidy reimbursements	**—**	—	**177**	219
Benefits paid	**(21,932)**	(21,037)	**(2,361)**	(2,382)
Other	**(42)**	688	**—**	—
Benefit obligation at end of year	**$ 636,210**	$ 552,760	**$ 17,022**	$ 16,885
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 450,632**	$ 398,657	**$ —**	$ —
Actual return on plan assets	**33,471**	57,507	**—**	—
Employer contributions	**23,318**	15,505	**2,247**	2,223
Plan participant contributions	**—**	—	**114**	159
Benefits paid	**(21,932)**	(21,037)	**(2,361)**	(2,382)
Fair value of plan assets at end of year	**$ 485,489**	$ 450,632	**$ —**	$ —
Funded status				
Funded status	**$ (150,721)**	$ (102,128)	**$ (17,022)**	$ (16,885)
Unrecognized net actuarial loss (1)	**213,712**	152,854	**5,884**	4,996
Unrecognized prior service cost (benefit) (1)	**1,935**	2,196	**(1,450)**	(1,967)
Prepaid (accrued) pension cost	**$ 64,926**	$ 52,922	**$ (12,588)**	$ (13,856)
Amounts recognized in balance sheets				
Current liabilities	**$ (2,846)**	$ (2,711)	**$ (1,693)**	$ (1,797)
Noncurrent liabilities (2)	**(147,875)**	(99,417)	**(15,329)**	(15,088)
Accumulated other comprehensive income	**215,647**	155,050	**4,434**	3,029
Net amount recognized	**$ 64,926**	$ 52,922	**$ (12,588)**	$ (13,856)
Change in accumulated other comprehensive income				
Balance at beginning of year	**$ 155,050**	$ 137,368	**$ 3,029**	$ 1,485
Prior service (cost) credit recognized during the year	**(259)**	(197)	**517**	517
Net actuarial losses recognized during the year	**(9,497)**	(5,688)	**(389)**	(284)
Prior service cost occurring during the year	**—**	748	**—**	—
Net actuarial losses occurring during the year	**70,353**	22,819	**1,277**	1,311
Balance at end of year	**$ 215,647**	$ 155,050	**$ 4,434**	$ 3,029

(1) Represents amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs.

(2) Included in the consolidated balance sheets in pensions and other benefits and other postretirement benefits are international plans.

(dollars in thousands, except per share amounts)

	Pension Benefits			Other Benefits		
	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost						
Service cost	**$ 10,854**	$ 9,994	$ 10,902	**$ —**	$ —	$ 1
Interest cost	**31,491**	30,723	28,947	**930**	993	1,127
Expected return on plan assets	**(40,735)**	(38,412)	(36,973)	**—**	—	—
Amortization of prior service cost (1)	**259**	197	271	**(517)**	(517)	(517)
Recognized net actuarial loss	**9,497**	5,688	3,345	**389**	284	442
Net periodic pension benefit cost	**$ 11,366**	$ 8,190	$ 6,492	**$ 802**	$ 760	$ 1,053

(1) The annual amortization of pension benefits prior service cost is determined as the increase in projected benefit obligation due to the plan change divided by the average remaining service period of participating employees expected to receive benefits under the plan.

The following table represents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2011	2010
Projected benefit obligation	**$ 636,210**	$ 552,760
Accumulated benefit obligation	**580,200**	501,685
Fair value of plan assets	**485,489**	450,632

The following table represents the weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Discount rate	**5.04%**	5.83%	**5.04%**	5.83%
Rate of compensation increase	**3.25%**	3.25%	**N/A**	N/A

The following table represents the weighted-average assumptions used to determine periodic benefit cost at December 31:

	Pension Benefits		Other Benefits	
	2011	2010	2011	2010
Discount rate	**5.83%**	6.33%	**5.83%**	6.33%
Expected long-term return on plan assets	**8.50%**	8.50%	**N/A**	N/A
Rate of compensation increase	**3.25%**	3.25%	**N/A**	N/A

The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is primarily determined using the plan's current asset allocation and its expected rates of return based on a geometric averaging over 20 years. The Company also considers information provided by its investment consultant, a survey of other companies using a December 31 measurement date and the Company's historical asset performance in determining the expected long-term rate of return. The rate of compensation increase assumptions reflects the Company's long-term actual experience and future and near-term outlook.

The following table represents assumed health care cost trend rates at December 31:

	2011	2010
Healthcare cost trend rate assumed for next year	**8.0%**	7.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.2%**	4.2%
Year that rate reaches ultimate trend rate	**2099**	2099

(dollars in thousands, except per share amounts)

The healthcare trend rates are reviewed based upon the results of actual claims experience. The Company used healthcare cost trends of 8.0 percent and 7.4 percent in 2012 and 2011, respectively, decreasing to an ultimate trend of 4.2 percent in 2099 for both medical and prescription drug benefits using the Society of Actuaries Long Term Trend Model with assumptions based on the 2008 Medicare Trustees' projections. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans.

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 58	$ (52)
Effect on postretirement benefit obligation	1,010	(914)

The Company has adopted a pension investment policy designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plan's target asset allocation adjusts based on the plan's funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively. The Company utilizes the services of an outside consultant in performing asset / liability modeling, setting appropriate asset allocation targets along with selecting and monitoring professional investment managers. The plan assets are invested in equity and fixed income securities, alternative assets and cash.

Within the equities asset class, the investment policy provides for investments in a broad range of publicly-traded securities including both domestic and international stocks diversified by value, growth and cap size. Within the fixed income asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities with a substantial portion allocated to a long duration strategy in order to partially offset interest rate risk relative to the plans' liabilities. The alternative asset class allows for investments in diversified strategies with a stable and proven track record and low correlation to the U.S. stock market.

The following table summarizes the Company's target mix for these asset classes in 2012, which are readjusted at least quarterly within a defined range, and the Company's actual pension plan asset allocation as of December 31, 2011 and 2010:

	Target Allocation Percentage	Actual Allocation Percentage	
	2012	2011	2010
Equity securities	45%	35%	45%
Debt securities	40%	51%	43%
Real estate	5%	4%	3%
Other	10%	10%	9%
Total	100%	100%	100%

Assets are categorized into a three level hierarchy based upon the assumptions (inputs) used to determine the fair value the assets (refer to note 18).

Level 1 - Fair value of investments categorized as level 1 are determined based on period end closing prices in active markets. Mutual funds are valued at their net asset value (NAV) on the last day of the period.

Level 2 - Fair value of investments categorized as level 2 are determined based on the latest available ask price or latest trade price if listed. The fair value of unlisted securities is established by fund managers using the latest reported information for comparable securities and financial analysis. If the manager believes the fund is not capable of immediately realizing the fair value otherwise determined, the manager has the discretion to determine an appropriate value. Common collective trusts are valued at NAV on the last day of the period.

Level 3 - Fair value of investments categorized as level 3 represent the plan's interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

(dollars in thousands, except per share amounts)

The following table summarizes the fair value of the Company's plan assets as of December 31, 2011:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	**$ 50,389**	$ 50,389	$ —	$ —
Mutual funds:				
U.S. mid growth	**15,771**	15,771	—	—
Equity securities:				
U.S. mid cap value	**14,672**	14,672	—	—
U.S. small cap core	**17,253**	17,253	—	—
International developed markets	**37,345**	37,345	—	—
Fixed income securities:				
U.S. corporate bonds	**68,356**	—	68,356	—
International corporate bonds	**2,316**	—	2,316	—
U.S. government	**3,436**	—	3,436	
Other fixed income	**598**	—	598	—
Emerging markets	**17,334**	—	17,334	—
Common collective trusts:				
Real estate (a)	**16,443**	—	—	16,443
Other (b)	**191,421**	—	191,421	—
Alternative investments:				
Multi-strategy hedge funds (c)	**26,605**	—	—	26,605
Private equity funds (d)	**23,550**	—	—	23,550
	$ 485,489	$ 135,430	$ 283,461	$ 66,598

The following table summarizes the fair value of the Company's plan assets as of December 31, 2010:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	$ 55	$ 55	$ —	$ —
Mutual funds:				
U.S. mid growth	18,240	18,240	—	—
Equity securities:				
U.S. mid cap value	16,640	16,640	—	—
U.S. small cap core	21,610	21,610	—	—
International developed markets	43,816	43,816	—	—
Fixed income securities:				
U.S. corporate bonds	68,108	—	68,108	—
International corporate bonds	2,568	—	2,568	—
U.S. government	734		734	
Other fixed income	1,982	—	1,982	—
Emerging markets	25,666	—	25,666	—
Common collective trusts:				
Real estate (a)	14,180	—	—	14,180
Other (b)	194,438	—	194,438	—
Alternative investments:				
Multi-strategy hedge funds (c)	22,107	—	—	22,107
Private equity funds (d)	20,488	—	—	20,488
Total	$ 450,632	$ 100,361	$ 293,496	$ 56,775

(a) Real estate common collective trust The objective of the real estate common collective trust (CCT) is to achieve long-term returns through investments in a broadly diversified portfolio of improved properties with stabilized occupancies. As of December 31, 2011, investments in this CCT include approximately 46 percent office, 23 percent residential, 19 percent retail and 12 percent industrial, cash and other. As of December 31, 2010 investments in this CCT include approximately 33 percent office, 21 percent residential, 23 percent retail and 23 percent industrial, cash and other. Investments in the real estate CCT can be redeemed once per quarter subject to available cash, with a 45-day notice.

(b) Other common collective trusts At December 31, 2011, approximately 64 percent of the other CCTs are invested in fixed income securities including approximately 35 percent in mortgage-backed securities, 43 percent in corporate bonds and 20 percent in U.S. Treasury and other. Approximately 36 percent of the other CCTs at December 31, 2011 are invested in Russell 1000 Fund large cap index funds. At December 31,

(dollars in thousands, except per share amounts)

2010, approximately 61 percent of the other CCTs are invested in fixed-income securities including approximately 40 percent in mortgage-backed securities, 35 percent in corporate bonds and 25 percent in U.S. Treasury and other. Approximately 39 percent of the other CCTs at December 31, 2010 are invested in Russell 1000 Fund large cap index funds. Investments in fixed-income securities can be redeemed daily.

(c) Multi-strategy hedge funds The objective of the multi-strategy hedge funds is to diversify risks and reduce volatility. At December 31, 2011 and 2010, investments in this class include approximately 35 percent long/short equity, 35 percent arbitrage and event investments and 30 percent in directional trading, fixed income and other. Investments in the multi-strategy hedge fund can be redeemed semi-annually with a 95-day notice.

(d) Private equity funds The objective of the private equity funds is to achieve long-term returns through investments in a diversified portfolio of private equity limited partnerships that offer a variety of investment strategies, targeting low volatility and low correlation to traditional asset classes. As of December 31, 2011 and 2010, investments in these private equity funds include approximately 50 percent and 45 percent, respectively, in buyout private equity funds that usually invest in mature companies with established business plans, 30 percent and 35 percent, respectively, in special situations private equity and debt funds that focus on niche investment strategies and 20 percent in both years, in venture private equity funds that invest in early development or expansion of business. Investments in the private equity fund can be redeemed only with written consent from the general partner, which may or may not be granted. At December 31, 2011 and 2010, the Company had unfunded commitments of underlying funds of $5,618 and $6,012.

The following table summarizes the changes in fair value of level 3 assets for the years ended December 31:

	2011	2010
Balance, January 1	**$ 56,775**	$ 36,473
Acquisitions	**5,394**	15,540
Dispositions	**(1,536)**	(383)
Realized gain, net	**537**	1,907
Unrealized gain, net	**5,428**	3,238
Balance, December 31	**$ 66,598**	$ 56,775

The following table represents the amortization amounts expected to be recognized during 2012:

	Pension Benefits	Other Benefits
Amount of net prior service cost (credit)	$ 258	$ (517)
Amount of net loss	15,798	488

The Company contributed $23,318 to its pension plans, including contributions to the nonqualified plan, and $2,247 to its other postretirement benefit plan during the year ended December 31, 2011. Also, the Company expects to contribute $15,814 to its pension plans, including the nonqualified plan, and $1,940 to its other postretirement benefit plan during the year ending December 31, 2012. The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Other Benefits before Medicare Part D Subsidy	Other Benefits after Medicare Part D Subsidy
2012	$ 23,112	$ 1,940	$ 1,735
2013	24,647	1,917	1,715
2014	27,716	1,893	1,694
2015	28,674	1,836	1,641
2016	30,631	1,785	1,596
2017-2021	185,451	7,785	6,981

(dollars in thousands, except per share amounts)

Retirement Savings Plan The Company offers employee 401(k) savings plans (Savings Plans) to encourage eligible employees to save on a regular basis by payroll deductions. Effective July 1, 2003, a new enhanced benefit to the Savings Plans became effective. This enhanced benefit is in lieu of participation in the pension plan for salaried employees. The following table represents the Company's basic match percentage on participant qualified contributions up to a percentage of their compensation:

	Employees hired prior to July 1, 2003	Employees hired on or after July 1, 2003
Effective July 1, 2003 - March 31, 2009	60% of first 3% 40% of next 3%	100% of first 3% 60% of next 3%
Effective April 1, 2009 - December 31, 2010	None	30% of first 6%
Effective January 1, 2011 - December 31, 2011	25% of first 6%	55% of first 6%

The Company match is determined by the Board of Directors and evaluated at least annually. Total Company match was $6,483, $1,895 and $5,077 for the years ended December 31, 2011, 2010 and 2009, respectively.

Deferred Compensation Plans The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash or share-based compensation and non-employee directors to defer receipt of director fees at the participants' discretion. For deferred cash-based compensation, the Company established a rabbi trust which is recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trust are recognized in investment income with corresponding changes in the Company's deferred compensation obligation recorded as compensation cost within selling and administrative expense.

NOTE 13: LEASES

The Company's future minimum lease payments due under non-cancellable operating leases for real estate, vehicles and other equipment at December 31, 2011 are as follows:

	Total	Real Estate	Equipment (a)
2012	$ 43,192	$ 29,766	$ 13,426
2013	31,388	25,912	5,476
2014	24,942	22,237	2,705
2015	18,630	17,359	1,271
2016	14,404	13,953	451
Thereafter	11,238	10,998	240
	$ 143,794	$ 120,225	$ 23,569

(a) Leased vehicles with contractual terms of 36 to 60 months are cancellable after 12 months without penalty. Future minimum lease payments reflect only the minimum payments during the initial 12-month non-cancellable term.

Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rental expense under all lease agreements amounted to approximately $73,801, $69,448 and $74,914 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 14: GUARANTEES AND PRODUCT WARRANTIES

In 1997, industrial development revenue bonds were issued on behalf of the Company. The Company guaranteed repayment of the bonds (refer to note 11) by obtaining letters of credit. The carrying value of the bonds was $11,900 as of December 31, 2011 and 2010.

The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the Company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2011, the maximum future payment obligations relative to these various guarantees totaled $71,321, of which $22,623 represented standby letters of credit to insurance providers,

(dollars in thousands, except per share amounts)

and no associated liability was recorded. At December 31, 2010, the maximum future payment obligations relative to these various guarantees totaled $74,629 of which $23,202 represented standby letters of credit to insurance providers, and no associated liability was recorded.

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts.

Changes in the Company's warranty liability balance are illustrated in the following table:

	2011	2010
Balance at January 1	**$ 78,313**	$ 62,673
Current period accruals (a)	**49,825**	77,490
Current period settlements	**(64,783)**	(61,850)
Balance at December 31	**$ 63,355**	$ 78,313

(a) Includes the impact of foreign exchange rate fluctuations.

NOTE 15: COMMITMENTS AND CONTINGENCIES

At December 31, 2011, the Company had purchase commitments due within one year totaling $3,091 for materials through contract manufacturing agreements at negotiated prices. The amounts purchased under these obligations totaled $5,997 in 2011.

At December 31, 2011, the Company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company's financial position or results of operations. In management's opinion, the Company's consolidated financial statements would not be materially affected by the outcome of those legal proceedings, commitments, or asserted claims.

In addition to the routine legal proceedings noted above the Company was a party to the lawsuits described below at December 31, 2011:

Securities and Shareholder Actions

On June 30, 2010, a shareholder filed a putative class action complaint in the United States District Court for the Northern District of Ohio alleging violations of the federal securities laws against the Company, certain current and former officers, and the Company's independent auditors (Louisiana Municipal Police Employees Retirement System v. KPMG et al., No. 10-CV-1461). The complaint seeks unspecified compensatory damages on behalf of a class of persons who purchased the Company's stock between June 30, 2005 and January 15, 2008 and fees and expenses related to the lawsuit. The complaint generally relates to the matters set forth in the court documents filed by the SEC in June 2010 finalizing the settlement of civil charges stemming from the investigation of the Company conducted by the Division of Enforcement of the SEC (SEC Settlement).

On October 19, 2010, an alleged shareholder of the Company filed a shareholder derivative lawsuit in the Stark County, Ohio, Court of Common Pleas, alleging claims on behalf of the Company against certain current and former officers and directors of the Company for breach of fiduciary duty, unjust enrichment and corporate waste (Levine v. Geswein et al., Case No. 2010-CV-3848). The complaint generally relates to the matters set forth in the court documents filed by the SEC in June 2010 in connection with the SEC Settlement, and asserts that the defendants are liable to the Company for alleged damages associated with the SEC investigation, settlement, and related litigation. It also asserts that alleged misstatements in the Company's publicly issued financial statements caused the Company's common stock to trade at artificially inflated prices between 2004 and 2006, and that defendants harmed the Company by causing it to repurchase its common stock in the open market at inflated prices during that period. The complaint seeks an award of money damages against the defendants and in favor of the Company in an unspecified amount, as well as unspecified equitable and injunctive relief and attorneys' fees and expenses.

Management believes any possible loss or range of loss associated with the putative federal securities class action cannot be estimated. The parties to the shareholder derivative lawsuit have agreed to a settlement of that action. The settlement, which requires court approval before it will become effective, is not anticipated to have a material impact on the Company's financial position or results of operations.

(dollars in thousands, except per share amounts)

Labor and Wage Actions

On May 7, 2010, a purported collective action under the Fair Labor Standards Act was filed in the United States District Court for the Northern District of Florida alleging that field service employees of the Company nationwide were not paid for the time spent logging into the Company's computer network in the morning, for travel to their first jobs and for meal periods that were supposedly automatically deducted from the employees' pay but, allegedly, not taken (*Nichols v. Diebold, Incorporated*, Case No. 3:10cv150/RV/MD). The lawsuit sought unpaid overtime, liquidated damages equal to the amount of unpaid overtime and attorneys' fees. In December 2010, the plaintiff voluntarily dismissed the lawsuit, which resulted in a tentative settlement in the amount of $9,500 subject to agreement on final settlement terms and court approval. This tentative settlement was recorded in selling and administrative expense in the fourth quarter of 2010. In July 2011, the parties agreed upon the final terms of the settlement. The case was then refiled so that court approval of the settlement could be sought, and on November 10, 2011, court approval was obtained.

Global Foreign Corrupt Practices Act (FCPA) Review

During the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, the Company identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicate the FCPA, particularly the books and records provisions of the FCPA. As a result, the Company conducted a global internal review and collected information related to its global FCPA compliance. In the fourth quarter of 2010, the Company identified certain transactions within its Asia Pacific operation that occurred over the past several years that may also potentially implicate the FCPA. The Company continues to monitor its ongoing compliance with the FCPA.

The Company has voluntarily self-reported its findings to the SEC and the U.S. Department of Justice (DOJ) and is cooperating with these agencies in their review. The Company was previously informed that the SEC's inquiry had been converted to a formal, non-public investigation. The Company also received a subpoena for documents from the SEC and a voluntary request for documents from the DOJ in connection with the investigation. As of December 31, 2011, the Company accrued an estimated loss related to the potential outcome of this matter within miscellaneous, net expense which is not considered material to the consolidated financial statements. Because the SEC and DOJ investigations are ongoing, there can be no assurance that their review will not find evidence of additional transactions that potentially implicate the FCPA. At this time, the Company cannot predict the results of the government investigations and future resolution of these matters with the SEC and the DOJ could result in changes in management's estimates of losses, which could be material to the Company's consolidated financial statements. Furthermore, the Company cannot estimate the amount of any potential incremental losses or range of loss.

NOTE 16: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivatives to mitigate the negative economic consequences associated with the fluctuations in currencies and interest rates. The Company records all derivative instruments on the balance sheet at fair value and the changes in the fair value are recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to be reflected in the statement of operations or OCI together with the hedged exposure, and requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Gains or losses associated with ineffectiveness are reported currently in earnings. The Company does not enter into any speculative positions with regard to derivative instruments.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The impact of the Company's and the counterparties' credit risk on the fair value of the contracts is considered as well as the ability of each party

to execute its obligations under the contract. The Company generally uses investment grade financial counterparties in these transactions and believes that the resulting credit risk under these hedging strategies is not significant.

FOREIGN EXCHANGE

Net Investment Hedges The Company has international subsidiaries with net balance sheet positions that generate cumulative translation adjustments within OCI. During 2011, the Company used derivatives to manage potential adverse changes in value of its net investments in Brazil. The Company uses the forward-to-forward method for its quarterly retrospective and prospective

(dollars in thousands, except per share amounts)

assessments of hedge effectiveness. No ineffectiveness results if the notional amount of the derivative matches the portion of the net investment designated as being hedged because the Company uses derivative instruments with underlying exchange rates consistent with its functional currency and the functional currency of the hedged net investment. Changes in value that are deemed effective are accumulated in OCI until substantial liquidation of the subsidiary, when they would be reclassified to income together with the gain or loss on the entire investment . The fair value of the Company's net investment hedge contracts was $1,768 as of December 31, 2011. The gain recognized in OCI on net investment hedge contracts was $1,768 for the year ended December 31, 2011.

Non-Designated Hedges A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The Company's policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange loss, net and forward-based gains/losses represent interest expense. The fair value of the Company's non-designated foreign exchange forward contracts was $(1,558) and $(3,135) as of December 31, 2011 and 2010, respectively.

The following table summarizes the gain (loss) recognized on non-designated foreign exchange derivative instruments for the years ended December 31:

Income Statement Location	2011	2010
Interest expense	**$ (7,441)**	$ (6,862)
Foreign exchange gain (loss), net	**8,016**	11,557
	$ 575	$ 4,695

INTEREST RATE

Cash Flow Hedges The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company's policy allows derivative instruments designated as cash flow hedges that fix a portion of future variable-rate interest expense. As of December 31, 2011, the Company has a pay-fixed receive-variable interest rate swap, with a notional amount totaling $25,000, to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company's LIBOR-based borrowings. Changes in value that are deemed effective are accumulated in OCI and reclassified to interest expense when the hedged interest is accrued. To the extent that it becomes probable that the Company's variable rate borrowings will not occur, the gains or losses on the related cash flow hedges will be reclassified from OCI to interest expense. The fair value of the Company's interest rate contracts was $(3,796) and $(3,371) as of December 31, 2011 and 2010, respectively. In December 2005 and January 2006, the Company executed cash flow hedges by entering into receive-variable and pay-fixed interest rate swaps, with a total notional amount of $200,000, related to the senior notes issuance in March 2006. Amounts previously recorded in OCI related to the pre-issuance cash flow hedges will continue to be reclassified to income on a straight-line basis through February 2016.

The gain or loss recognized on designated cash flow hedge derivative instruments for the years ended December 31, 2011 and 2010 were not material. Gains and losses related to interest rate contracts are reclassified from accumulated OCI are recorded in interest expenses on the statement of income. The Company anticipates reclassifying $719 from other comprehensive income to interest expense within the next 12 months.

(dollars in thousands, except per share amounts)

NOTE 17: RESTRUCTURING AND OTHER CHARGES

The following table summarizes the impact of Company's restructuring charges (benefits) on the consolidated statements of operations for the years ended December 31:

	2011	2010	2009
Cost of sales - products	**$ 3,905**	$ 1,163	$ 5,348
Cost of sales - services	**10,678**	540	7,488
Selling and administrative expense	**11,607**	3,809	10,276
Research, development and engineering expense	**(8)**	(143)	2,091
Gain on sale of real estate	—	(1,186)	—
	$ 26,182	$ 4,183	$ 25,203

The following table summarizes the Company's restructuring charges (benefits) within continuing operations by reporting segment for the years ended December 31:

	2011	2010	2009
DNA			
Severance	**$ 4,000**	$ 3,226	$ 14,376
Other (1)	**239**	368	3,397
Gain on sale of real estate	—	(1,186)	—
DI			
Severance	**19,284**	1,315	6,815
Other (2)	**2,659**	460	615
Total	**$ 26,182**	$ 4,183	$ 25,203

(1) Other costs in the DNA segment for the year ended December 31, 2009 include costs to move inventory related to facility closures and consolidation of warehouse operations and distribution centers.
(2) Other costs in the DI segment for the year ended December 31, 2011 include legal fees, accelerated depreciation and lease termination fees.

Restructuring charges of $19,450 for the year ended December 31, 2011 related to the Company's plan for the EMEA reorganization, which realigns resources and further leverages the existing shared services center. As of December 31, 2011, the Company anticipates additional restructuring costs in the range of $4,000 to $6,000 to be incurred in 2012 related to its EMEA restructuring plan. As management concludes on certain aspects of the EMEA restructuring plan, the anticipated future costs related to this plan are subject to change.

Restructuring charges of $1,057, $4,059 and $17,232 for the years ended December 31, 2011, 2010 and 2009, respectively, related to reductions in the Company's global workforce, including realignment of the organization and resources to better support opportunities in emerging growth markets and consolidation of certain international facilities in efforts to optimize overall operational performance. Company does not expect any material remaining costs related to this workforce reduction.

Restructuring charges (benefits) of $826, $(146) and $4,440 for the years ended December 31, 2011, 2010 and 2009, respectively, related to the Company's strategic global manufacturing realignment plans.

Other restructuring charges were $4,849, $270 and $3,531 for the years ended December 31, 2011, 2010 and 2009, respectively. Other restructuring charges for 2011 related primarily to realignment in North American operations and other restructuring charges in 2009 primarily related to employee severance costs in connection with the Company's sale of certain assets and liabilities in Argentina.

(dollars in thousands, except per share amounts)

The following table summarizes the Company's cumulative total restructuring costs for the significant plans:

	EMEA Reorganization	Global Workforce Reductions	Global Manufacturing Realignment
Costs incurred to date:			
DNA	$ —	$ 21,494	$ 11,579
DI	19,450	21,452	25,890
Total costs incurred to date	$ 19,450	$ 42,946	$ 37,469

The following table summarizes the Company's restructuring accrual balances and related activity:

Balance at January 1, 2009	**$ 17,024**
Liabilities incurred	25,203
Liabilities paid/settled	(20,310)
Balance at December 31, 2009	**$ 21,917**
Liabilities incurred	5,369
Liabilities paid/settled	(23,946)
Balance at December 31, 2010	**$ 3,340**
Liabilities incurred	26,182
Liabilities paid/settled	(19,386)
Balance at December 31, 2011	**$ 10,136**

Other Charges Other charges and expense reimbursements consist of items that the Company has determined are non-routine in nature and are not expected to recur in future operations. Net non-routine expenses of $14,981, $16,234 and $15,144 impacted the years ended December 31, 2011, 2010 and 2009, respectively. Net non-routine expenses for 2011 consisted primarily of legal and compliance costs related to the FCPA investigation and were recorded in selling and administrative expense and miscellaneous, net. Net non-routine expenses for 2010 consisted primarily of a settlement and legal fees related to a previously disclosed employment class-action lawsuit as well as legal and compliance costs related to the FCPA investigation. In June 2010, the SEC finalized the settlement of civil charges stemming from the SEC and U.S. Department of Justice investigations (government investigations). The Company had previously reached an agreement in principle in 2009 with the staff of the SEC and the Company accrued the $25,000 penalty in the first quarter of 2009, which was paid in June 2010. Net non-routine expenses in 2009 consisted of $1,467 in legal and other consultation fees recorded in selling and administrative expense related to the government investigations and the $25,000 penalty, recorded in miscellaneous, net. In addition, in 2009 selling and administrative expense was offset by $11,323 of non-routine income, primarily related to reimbursements from the Company's director and officer insurance carriers related to legal and other expenses incurred as part of the government investigations.

NOTE 18: FAIR VALUE OF ASSETS AND LIABILITIES

The Company measures its financial assets and liabilities using one or more of the following three valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach — Amount that would be required to replace the service capacity of an asset (replacement cost).

Income approach — Techniques to convert future amounts to a single present amount based upon market expectations.

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs for which there is little or no market data.

(dollars in thousands, except per share amounts)

Summary of Assets and Liabilities Recorded at Fair Market Value

Refer to note 12 for assets held in the Company's defined pension plans, which are measured at fair value. Assets and liabilities subject to fair value measurement are as follows:

	December 31, 2011				December 31, 2010			
		Fair Value Measurements Using				Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Assets								
Short-term investments:								
Certificates of deposit	$269,033	$269,033	$ —	$ —	$221,706	$221,706	$ —	$ —
U.S. dollar indexed bond funds	17,820	—	17,820	—	51,417	—	51,417	—
Assets held in a rabbi trust	7,170	7,170	—	—	8,163	8,163	—	—
Foreign exchange forward contracts	2,193	—	2,193	—	925	—	925	—
Contingent consideration on sale of business	—	—	—	—	2,030	—	—	2,030
Total	$296,216	$276,203	$ 20,013	$ —	$284,241	$229,869	$ 52,342	$ 2,030
Liabilities								
Deferred compensation	$ 7,170	$ 7,170	$ —	$ —	$ 8,163	$ 8,163	$ —	$ —
Foreign exchange forward contracts	1,983	—	1,983	—	4,060	—	4,060	—
Interest rate swaps	3,796	—	3,796	—	3,371	—	3,371	—
Total	$ 12,949	$ 7,170	$ 5,779	$ —	$ 15,594	$ 8,163	$ 7,431	$ —

Short-Term Investments The Company has investments in certificates of deposit that are recorded at cost, which approximates fair value. Additionally, the Company has investments in U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value. U.S. dollar indexed bond funds are reported at net asset value, which is the practical expedient for fair value as determined by banks where funds are held.

Assets Held in a Rabbi Trust / Deferred Compensation The fair value of the assets held in a rabbi trust (refer to notes 5 and 12) is derived from investments in a mix of money market, fixed income and equity funds managed by Vanguard. The related deferred compensation liability is recorded at fair value.

Foreign Exchange Forward Contracts A substantial portion of the Company's operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The foreign exchange contracts are valued using the market approach based on observable market transactions of forward rates.

Interest Rate Swaps The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company's policy allows it to periodically enter into derivative instruments designated as cash flow hedges to fix some portion of future variable rate based interest expense. The Company executed two pay-fixed receive-variable interest rate swaps to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company's LIBOR-based borrowings. In October 2010, one of the two interest rate hedges expired. The fair value of the swap is determined using the income approach and is calculated based on LIBOR rates at the reporting date.

Contingent Consideration on Sale of Business The Company's September 2009 sale of its U.S. elections systems business included contingent consideration related to 70 percent of any cash collected over a five-year period on the accounts receivable balance of the sold business as of August 31, 2009. The fair value of the contingent consideration was determined based on historic collections on the accounts receivable as well as the probability of future anticipated collections (level 3 inputs) and was recorded at the net present value of the future anticipated cash flows.

(dollars in thousands, except per share amounts)

The following table summarizes the changes in fair value of the Company's level 3 assets:

	2011	2010
Balance, January 1	**$ 2,030**	$ 2,386
Cash collections	**(2,520)**	(1,815)
Fair value adjustments	**490**	1,459
Balance, December 31	**$ —**	$ 2,030

Summary of Assets and Liabilities Recorded at Carrying Value

The fair value of the Company's cash and cash equivalents, trade receivables and accounts payable, approximates the carrying value due to the relative short maturity of these instruments. The fair value and carrying value of the Company's debt instruments are summarized as follows:

	December 31, 2011		December 31, 2010	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Notes payable	**$ 21,722**	**$ 21,722**	$ 15,038	$ 15,038
Long-term debt	**612,551**	**606,154**	565,499	550,368
Total debt instruments	**$ 634,273**	**$ 627,876**	$ 580,537	$ 565,406

The fair value of the Company's industrial development revenue bonds are measured using unadjusted quoted prices in active markets for identical assets categorized as Level 1 inputs. The fair value of the Company's current notes payable and credit facility debt instruments approximates the carrying value due to the relative short maturity of the revolving borrowings under these instruments. The fair value of the Company's long-term senior notes was estimated using market observable inputs for the Company's comparable peers with public debt, including quoted prices in active markets, market indices and interest rate measurements, which are considered Level 2 inputs.

NOTE 19: SEGMENT INFORMATION

The Company manages its businesses on a geographic basis and reports the following two segments: DNA and DI. The Company's chief operating decision maker regularly assesses information relating to these segments to make decisions, including the allocation of resources. Management evaluates the performance of the segments based on revenue and operating profit.

The DNA segment sells and services financial and retail systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe as well as voting and lottery solutions in Brazil. Each segment buys the goods it sells from the Company's manufacturing plants or through external suppliers. Each year, intercompany pricing is agreed upon which drives operating profit contribution.

The reconciliation between segment information and the consolidated financial statements is disclosed. Revenue summaries by geographic area and product and service solutions are also disclosed. Certain information not routinely used in the management of the DNA and DI segments, information not allocated back to the segments or information that is impractical to report is not shown. Items not allocated are as follows: investment income; interest expense; equity in the net income of investees accounted for by the equity method; miscellaneous, net; foreign exchange gains and losses; income tax expense or benefit; and discontinued operations.

(dollars in thousands, except per share amounts)

The following table represents information regarding the Company's segment information for the years ended December 31:

SEGMENT INFORMATION BY CHANNEL

	2011	2010	2009
DNA			
Customer revenues	**$ 1,405,018**	$ 1,320,581	$ 1,382,461
Intersegment revenues	**73,399**	93,600	58,442
Operating profit	**128,151**	81,444	77,109
Capital expenditures	**23,131**	33,043	28,900
Depreciation	**27,495**	27,177	27,359
Property, plant and equipment, at cost	**461,452**	460,429	445,749
Total assets	**1,018,907**	1,016,138	1,082,529
DI			
Customer revenues	**1,430,830**	1,503,212	1,335,831
Intersegment revenues	**63,318**	44,445	17,617
Operating profit (loss)	**27,443**	(83,246)	73,483
Capital expenditures	**31,622**	18,255	15,387
Depreciation	**23,054**	24,248	22,726
Property, plant and equipment, at cost	**180,804**	185,806	167,628
Total assets	**1,498,536**	1,503,652	1,472,336
TOTAL			
Customer revenues	**2,835,848**	2,823,793	2,718,292
Intersegment revenues	**136,717**	138,045	76,059
Operating profit (loss)	**155,594**	(1,802)	150,592
Capital expenditures	**54,753**	51,298	44,287
Depreciation	**50,549**	51,425	50,085
Property, plant and equipment, at cost	**642,256**	646,235	613,377
Total assets	**2,517,443**	2,519,790	2,554,865

(dollars in thousands, except per share amounts)

The following table represents information regarding the Company's revenue by geographic region and by product and service solution for the years ended December 31:

	2011	2010	2009
Revenue summary by geography			
Diebold North America	**$ 1,405,018**	$ 1,320,581	$ 1,382,461
Diebold International:			
Latin America including Brazil	**662,805**	770,691	602,549
Asia Pacific	**422,491**	380,970	387,119
Europe, Middle East and Africa	**345,534**	351,551	346,163
Total Diebold International	**1,430,830**	1,503,212	1,335,831
Total customer revenues	**$ 2,835,848**	$ 2,823,793	$ 2,718,292
Total customer revenues domestic vs. international			
Domestic	**$ 1,341,167**	$ 1,262,914	$ 1,335,160
Percentage of total revenue	**47.3%**	44.7%	49.1%
International	**1,494,681**	1,560,879	1,383,132
Percentage of total revenue	**52.7%**	55.3%	50.9%
Total customer revenues	**$ 2,835,848**	$ 2,823,793	$ 2,718,292
Revenue summary by product and service solution			
Financial self-service:			
Products	**$ 996,673**	$ 959,820	$ 985,275
Services	**1,140,872**	1,086,569	1,083,875
Total financial self-service	**2,137,545**	2,046,389	2,069,150
Security:			
Products	**194,028**	223,514	247,518
Services	**411,474**	406,831	396,071
Total security	**605,502**	630,345	643,589
Total financial self-service & security	**2,743,047**	2,676,734	2,712,739
Election and lottery systems:	**92,801**	147,059	5,553
Total customer revenues	**$ 2,835,848**	$ 2,823,793	$ 2,718,292

The Company had no customers that accounted for more than 10 percent of total net sales in 2011, 2010 and 2009.

NOTE 20: DISCONTINUED OPERATIONS

In 2009, the Company sold its U.S. election systems business, primarily consisting of its subsidiary Premier Election Solutions, Inc., for $12,147, including $5,000 of cash and contingent consideration with a fair value of $7,147, which represents 70 percent of any cash collected on the accounts receivable balance. In 2008, the Company discontinued its EMEA-based security business.

(dollars in thousands, except per share amounts)

The following table summarizes the financial information for these discontinued operations for the years ended December 31:

	2011	2010	2009
Total revenue	$ —	$ 516	$ 23,209
Income (loss) from discontinued operations	407	(2,561)	(17,258)
Loss on sale of discontinued operations	—	—	(50,750)
Income tax benefit	116	2,836	20,932
Income (loss) from discontinued operations, net of tax	$ 523	$ 275	$ (47,076)

During the third quarter of 2010, the Company finalized and filed its 2009 consolidated U.S. federal tax return and recorded an additional tax benefit of $2,147 included within discontinued operations.

NOTE 21: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected unaudited quarterly financial information for the years ended December 31:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2011	2010	2011	2010	2011	2010	2011	2010
Net sales	$ 614,157	$ 618,999	$ 662,382	$ 665,180	$ 709,322	$ 748,620	$ 849,987	$ 790,994
Gross profit	149,404	158,010	169,490	178,144	194,386	193,894	222,649	189,517
Income (loss) from continuing operations	4,146	25,192	21,602	31,073	42,782	45,434	83,047	(118,657)
(Loss) income from discontinued operations, net of tax	(11)	(970)	529	(683)	—	2,043	5	(115)
Net income (loss)	4,135	24,222	22,131	30,390	42,782	47,477	83,052	(118,772)
Net income attributable to noncontrolling interests	1,634	298	1,327	659	1,027	1,372	3,297	1,240
Net income (loss) attributable to Diebold, Incorporated	$ 2,501	$ 23,924	$ 20,804	$ 29,731	$ 41,755	$ 46,105	$ 79,755	$(120,012)
Basic earnings per share:								
Income (loss) from continuing operations, net of tax	$ 0.04	$ 0.38	$ 0.31	$ 0.46	$ 0.66	$ 0.67	$ 1.27	$ (1.83)
(Loss) income from discontinued operations, net of tax	—	(0.02)	0.01	(0.01)	—	0.03	—	—
Net income (loss) attributable to Diebold, Incorporated	$ 0.04	$ 0.36	$ 0.32	$ 0.45	$ 0.66	$ 0.70	$ 1.27	$ (1.83)
Diluted earnings per share:								
Income (loss) from continuing operations, net of tax	$ 0.04	$ 0.37	$ 0.31	$ 0.46	$ 0.65	$ 0.66	$ 1.26	$ (1.83)
(Loss) income from discontinued operations, net of tax	—	(0.01)	0.01	(0.01)	—	0.03	—	—
Net income (loss) attributable to Diebold, Incorporated	$ 0.04	$ 0.36	$ 0.32	$ 0.45	$ 0.65	$ 0.69	$ 1.26	$ (1.83)
Basic weighted-average shares outstanding	65,762	66,298	65,028	65,936	63,626	65,705	62,599	65,686
Diluted weighted-average shares outstanding (a)	66,230	66,776	65,482	66,636	64,186	66,421	63,300	65,686

(a) Incremental shares of 844,000 were excluded from the computation of diluted EPS for quarter ended December 31, 2010 because their effect is anti-dilutive due to the loss from continuing operations.

Income from continuing operations for the fourth quarter 2011 was positively impacted by an approximately $28,000 valuation allowance released in Brazil (refer to note 4). Included in the third quarter 2010 income from continuing operations are out-of-period adjustments of $19,822 in China related to remediation of the Company's material weakness relating to revenue recognition (refer to note 1). During the third quarter of 2010, the Company finalized and filed its 2009 consolidated U.S. federal tax return and recorded an additional tax benefit of $2,147 included within discontinued operations.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES

This annual report on Form 10-K includes the certifications of our chief executive officer (CEO) and chief financial officer (CFO) required by Rule 13a-14 of the Exchange Act. See Exhibits 31.1 and 31.2. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

(a) DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding required disclosures.

In connection with the preparation of this annual report on Form 10-K, Diebold's management, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures were effective as of December 31, 2011.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, is a process designed by, or under the supervision of, the CEO and CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board as being a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of this annual report on Form 10-K, management, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this evaluation, the CEO and CFO concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011.

KPMG LLP, the Company's independent registered public accounting firm, has issued an auditor's report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. This report is included in Item 8 of this annual report on Form 10-K.

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended December 31, 2011, there have been no changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors of the Company, including the audit committee and the designated audit committee financial experts, is included in the Company's proxy statement for the 2012 Annual Meeting of Shareholders (2012 Annual Meeting) and is incorporated herein by reference. Information with respect to any material changes to the procedures by which security holders may recommend nominees to the Company's board of directors is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference. The following table summarizes information regarding executive officers of the Company:

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years
Thomas W. Swidarski — 53 President and Chief Executive Officer Year elected: 2005	
Bradley C. Richardson — 53 Executive Vice President and Chief Financial Officer Year elected: 2009	2003-2009; Executive Vice President, Corporate Strategy and Chief Financial Officer, Modine Manufacturing Company (auto, heavy-duty parts and specialty heating and air conditioning manufacturer)
Charles E. Ducey, Jr. — 56 Executive Vice President, North America Operations Year elected: 2009	2006-2009: Senior Vice President, Global Development and Services
George S. Mayes, Jr. — 53 Executive Vice President, Global Operations Year elected: 2008	2006-2008: Senior Vice President, Supply Chain Management
Frank A. Natoli — 47 Executive Vice President, Chief Innovation Officer Year elected: 2012	2010-2011: Vice President, Chief Technology Officer; 2009-2010: Vice President, Global Engineering and Reliability; Chief Technology Officer, 2008-2009: Vice President, Operational Excellence; July 2006-2008: Vice President, Lean Manufacturing
D. Alex Brown — 44 Vice President, Corporate Strategy and Development Year elected: 2011	2005-2011: Partner, Marakon Associates (management consulting)
Christopher A. Chapman — 37 Vice President, Global Finance Year elected: 2011	2004- Feb 2010: Vice President, Controller, International Operations
Chad F. Hesse — 39 Vice President, General Counsel and Secretary Year elected: 2011	Jan 2011-Nov 2011: Vice President, Interim General Counsel and Secretary; 2008-Jan 2011: Senior Corporate Counsel and Secretary; 2004-2008: Corporate Counsel and Assistant Secretary
M. Scott Hunter — 50 Vice President, Treasurer and Chief Tax Officer Year elected: 2011	2006 - May 2011: Vice President, Chief Tax Officer
John D. Kristoff — 44 Vice President, Chief Communications Officer Year elected: 2006	
Miguel A. Mateo — 60 Vice President, Latin America Division Year elected: 2004	
Leslie A. Pierce — 48 Vice President and Corporate Controller Year elected: 2007	Mar-Nov 2009: Vice President, Interim Chief Financial Officer and Corporate Controller; 2006-2007: Vice President, Accounting, Compliance and External Reporting
Sheila M. Rutt — 43 Vice President, Chief Human Resources Officer Year elected: 2005	

There is no family relationship, either by blood, marriage or adoption, between any of the executive officers of the Company.

CODE OF ETHICS

All of the directors, executive officers and employees of the Company are required to comply with certain policies and protocols concerning business ethics and conduct, which we refer to as our Business Ethics Policy. The Business Ethics Policy applies not only to the Company, but also to all of those domestic and international companies in which the Company owns or controls a majority interest. The Business Ethics Policy describes certain responsibilities that the directors, executive officers and employees have to the Company, to each other and to the Company's global partners and communities including, but not limited to, compliance with laws, conflicts of interest, intellectual property and the protection of confidential information. The Business Ethics Policy is available on the Company's web site at *www.diebold.com* or by written request to the Corporate Secretary.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Information with respect to Section 16(a) Beneficial Ownership Reporting Compliance is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference.

ITEM 11: EXECUTIVE COMPENSATION

Information with respect to executive officer and director's compensation is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference. Information with respect to compensation committee interlocks and insider participation and the compensation committee report is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
Stock options	3,201,466	$ 36.70	N/A
Restricted stock units	716,896	N/A	N/A
Performance shares	727,351	N/A	N/A
Non-employee director deferred shares	114,300	N/A	N/A
Deferred compensation	68,320	N/A	N/A
Total equity compensation plans approved by security holders	4,828,333	$ 36.70	3,045,311
Equity compensation plans not approved by security holders:			
Warrants	34,789	$ 46.00	N/A
Total equity compensation plans not approved by security holders	34,789	$ 46.00	N/A
Total	4,863,122	$ 36.80	3,045,311

In column (b), the weighted-avereage exercise price is only applicable to stock options. In column (c), the number of securities remaining available for future issuance for stock options, restricted stock units, performance shares and non-employee director deferred shares is approved in total and not individually.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions and director independence is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services is included in the Company's proxy statement for the 2012 Annual Meeting and is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Documents filed as a part of this annual report on Form 10-K.

- Consolidated Balance Sheets at December 31, 2011 and 2010
- Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009
- Consolidated Statements of Equity for the Years Ended December 31, 2011, 2010 and 2009
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009
- Notes to Consolidated Financial Statements
- Reports of Independent Registered Public Accounting Firm

(a) 2. Financial statement schedule

The following schedule is included in this Part IV, and is found in this annual report on Form 10-K:

- Valuation and Qualifying Accounts

All other schedules are omitted, as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

(a) 3. Exhibits

3.1(i)	Amended and Restated Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.1(i) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (Commission File No. 1-4879)
3.1(ii)	Amended and Restated Code of Regulations — incorporated by reference to Exhibit 3.1(ii) to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (Commission File No. 1-4879)
3.2	Certificate of Amendment by Shareholders to Amended Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.2 to Registrant's Form 10-Q for the quarter ended March 31, 1996 (Commission File No. 1-4879)
3.3	Certificate of Amendment to Amended Articles of Incorporation of Diebold, Incorporated — incorporated by reference to Exhibit 3.3 to Registrant's Form 10-K for the year ended December 31, 1998 (Commission File No. 1-4879)
*10.1	Form of Amended and Restated Employment Agreement — incorporated by reference to Exhibit 10.1 to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.5(i)	Supplemental Employee Retirement Plan I as amended and restated January 1, 2008 — incorporated by reference to Exhibit 10.5(i) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.5(ii)	Supplemental Employee Retirement Plan II as amended and restated July 1, 2002 — incorporated by reference to Exhibit 10.5(ii) to Registrant's Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-4879)
*10.5(iii)	Pension Restoration Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(iii) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.5(iv)	Pension Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(iv) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.5(v)	401(k) Restoration Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(v) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.5(vi)	401(k) Supplemental Executive Retirement Plan — incorporated by reference to Exhibit 10.5(vi) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.7(i)	1985 Deferred Compensation Plan for Directors of Diebold, Incorporated — incorporated by reference to Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (Commission File No. 1-4879)

*10.7(ii)	Amendment No. 1 to the Amended and Restated 1985 Deferred Compensation Plan for Directors of Diebold, Incorporated — incorporated by reference to Exhibit 10.7 (ii) to Registrant's Form 10-Q for the quarter ended March 31, 1998 (Commission File No. 1-4879)
*10.7(iii)	Amendment No. 2 to the Amended and Restated 1985 Deferred Compensation Plan for Directors of Diebold, Incorporated — incorporated by reference to Exhibit 10.7 (ii) to Registrant's Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 1-4879)
*10.7(iv)	Deferred Compensation Plan No. 2 for Directors of Diebold, Incorporated — incorporated by reference to Exhibit 10.7(iv) to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.8(i)	1991 Equity and Performance Incentive Plan as Amended and Restated as of February 7, 2001 — incorporated by reference to Exhibit 4(a) to Form S-8 Registration Statement No. 333-60578
*10.8(ii)	Amendment No. 1 to the 1991 Equity and Performance Incentive Plan as Amended and Restated as of February 7, 2001 — incorporated by reference to Exhibit 10.8 (ii) to Registrant's Form 10-Q for the quarter ended March 31, 2004 (Commission File No. 1-4879)
*10.8(iii)	Amendment No. 2 to the 1991 Equity and Performance Incentive Plan as Amended and Restated as of February 7, 2001 — incorporated by reference to Exhibit 10.8 (iii) to Registrant's Form 10-Q for the quarter ended March 31, 2004 (Commission File No. 1-4879)
*10.8(iv)	Amendment No. 3 to the 1991 Equity and Performance Incentive Plan as Amended and Restated as of February 7, 2001 — incorporated by reference to Exhibit 10.8 (iv) to Registrant's Form 10-Q for the quarter ended June 30, 2004 (Commission File No. 1-4879)
*10.8(v)	Amended and Restated 1991 Equity and Performance Incentive Plan as Amended and Restated as of April 13, 2009 — incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on April 29, 2009 (Commission File No. 1-4879)
*10.9	Long-Term Executive Incentive Plan — incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 (Commission File No. 1-4879)
*10.10	Deferred Incentive Compensation Plan No. 2 — incorporated by reference to Exhibit 10.10 to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.11	Annual Incentive Plan — incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 1-4879)
*10.13(i)	Forms of Deferred Compensation Agreement and Amendment No. 1 to Deferred Compensation Agreement — incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 1-4879)
*10.13(ii)	Section 162(m) Deferred Compensation Agreement (as amended and restated January 29, 1998) — incorporated by reference to Exhibit 10.13 (ii) to Registrant's Form 10-Q for the quarter ended March 31, 1998 (Commission File No. 1-4879)
*10.14	Deferral of Stock Option Gains Plan — incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 1-4879)
10.17	Credit Agreement, dated as of June 30, 2011, by and among Diebold, Incorporated, the Subsidiary Borrowers (as defined therein) party thereto, JPMorgan Chase Bank, N.A., as administrative agent and a lender, and the other lender party thereto — incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on July 6, 2011 (Commission File No. 1-4879)
10.20(i)	Transfer and Administration Agreement, dated as of March 30, 2001 by and among DCC Funding LLC, Diebold Credit Corporation, Diebold, Incorporated, Receivables Capital Corporation and Bank of America, National Association and the financial institutions from time to time parties thereto — incorporated by reference to Exhibit 10.20(i) to Registrant's Form 10-Q for the quarter ended March 31, 2001 (Commission File No. 1-4879)
10.20(ii)	Amendment No. 1 to the Transfer and Administration Agreement, dated as of May 2001, by and among DCC Funding LLC, Diebold Credit Corporation, Diebold, Incorporated, Receivables Capital Corporation and Bank of America, National Association and the financial institutions from time to time parties thereto — incorporated by reference to Exhibit 10.20 (ii) to Registrant's Form 10-Q for the quarter ended March, 31, 2001 (Commission File No. 1-4879)
*10.22	Form of Non-Qualified Stock Option Agreement — incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on September 21, 2009 (Commission File No. 1-4879)
*10.23	Form of Restricted Share Agreement — incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on September 21, 2009 (Commission File No. 1-4879)
*10.24	Form of RSU Agreement — incorporated by reference to Exhibit 10.3 to Registrant's Form 8-K filed on September 21, 2009 (Commission File No. 1-4879)
*10.25	Form of Performance Share Agreement — incorporated by reference to Exhibit 10.4 to Registrant's Form 8-K filed on September 21, 2009 (Commission File No. 1-4879)
*10.26	Diebold, Incorporated Annual Cash Bonus Plan — incorporated by reference to Exhibit A to Registrant's Proxy Statement on Schedule 14A filed on March 16, 2010 (Commission File No. 1-4879)
10.27	Form of Note Purchase Agreement — incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on March 8, 2006 (Commission File No. 1-4879)
*10.28	Amended and Restated Employment Agreement between Diebold, Incorporated and Thomas W. Swidarski, as amended as of December 29, 2008 — incorporated by reference to Exhibit 10.28 to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)
*10.29	Amended and Restated Employment [Change in Control] Agreement between Diebold, Incorporated and Thomas W. Swidarski, as amended as of December 29, 2008 — incorporated by reference to Exhibit 10.29 to Registrant's Form 10-K for the year ended December 31, 2008 (Commission File No. 1-4879)

*10.30	Form of Deferred Shares Agreement — incorporated by reference to Exhibit 10.5 to Registrant's Form 8-K filed on September 21, 2009 (Commission File No. 1-4879)
21.1	Subsidiaries of the Registrant as of December 31, 2011
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this annual report.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

(b) Refer to page 87 of this annual report on Form 10-K for an index of exhibits, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIEBOLD, INCORPORATED

Date: February 17, 2012

By: /s/ *Thomas W. Swidarski*
Thomas W. Swidarski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Thomas W. Swidarski* Thomas W. Swidarski	President, Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2012
/s/ *Bradley C. Richardson* Bradley C. Richardson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2012
/s/ *Leslie A. Pierce* Leslie A. Pierce	Vice President and Corporate Controller (Principal Accounting Officer)	February 17, 2012
* Patrick W. Allender	Director	February 17, 2012
/s/ *Bruce L. Byrnes* Bruce L. Byrnes	Director	February 17, 2012
/s/ *Mei-Wei Cheng* Mei-Wei Cheng	Director	February 17, 2012
* Phillip R. Cox	Director	February 17, 2012
* Richard L. Crandall	Director	February 17, 2012
* Gale S. Fitzgerald	Director	February 17, 2012
/s/ *Phillip B. Lassiter* Phillip B. Lassiter	Director	February 17, 2012
* John N. Lauer	Director	February 17, 2012
/s/ *Henry D.G. Wallace* Henry D.G. Wallace	Director	February 17, 2012
/s/ *Alan J. Weber* Alan J. Weber	Director	February 17, 2012

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and directors of the Registrant and filed with the Securities and Exchange Commission on behalf of such officers and directors.

Date: February 17, 2012

*By: /s/ *Bradley C. Richardson*
Bradley C. Richardson
Attorney-in-Fact

DIEBOLD, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(in thousands)

	Balance at beginning of year	Additions	Deductions	Balance at end of year
Year ended December 31, 2011				
Allowance for doubtful accounts	$ 24,868	10,928	13,668	$ 22,128
Year ended December 31, 2010				
Allowance for doubtful accounts	$ 26,648	13,849	15,629	$ 24,868
Year ended December 31, 2009				
Allowance for doubtful accounts	$ 25,060	16,727	15,139	$ 26,648

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT DESCRIPTION
21.1	Significant Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema Document
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

EXHIBIT 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following are the subsidiaries of the Registrant included in the Registrant's consolidated financial statements at December 31, 2011. Other subsidiaries are not listed because such subsidiaries are inactive. Subsidiaries are listed alphabetically under either the domestic or international categories.

Domestic	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Diebold Australia Holding Company, Inc.	Delaware	100%
Diebold Enterprise Security Systems, Inc.	New York	100%
Diebold Eras, Incorporated	Ohio	100%
Diebold Finance Company, Inc.	Delaware	100%(1)
Diebold Global Finance Corporation	Delaware	100%
Diebold Holding Company, Inc.	Delaware	100%
Diebold Investment Company	Delaware	100%
Diebold Latin America Holding Company, LLC	Delaware	100%
Diebold Mexico Holding Company, Inc.	Delaware	100%
Diebold Self-Service Systems	New York	100%(2)
Diebold Software Solutions, Inc.	Delaware	100%
Diebold Southeast Manufacturing, Inc.	Delaware	100%
Diebold SST Holding Company, Inc.	Delaware	100%
FirstLine, Inc.	California	100%
Mayfair Software Distribution, Inc.	Delaware	100%
VDM Holding Company, Inc.	Delaware	100%
Verdi & Associates, Inc.	New York	100%

International	Jurisdiction under which organized	Percent of voting securities owned by Registrant
Bitelco Diebold Chile Limitada	Chile	100%(21)
C.R. Panama, Inc.	Panama	100%(11)
Cable Print N.V.	Belgium	100%
Caribbean Self Service and Security LTD.	Barbados	50%(10)
Central de Alarmas Adler, S.A. de C.V.	Mexico	100%(20)
D&G ATMS y Seguridad de Costa Rica Ltda.	Costa Rica	99.99%(34)
D&G Centroamerica y GBM	Nicaragua	99%(32)
D&G Centroamerica, S. de R.L.	Panama	51%(30)
D&G Dominicana S.A.	Dominican Republic	99.85%(33)
D&G Honduras S. de R.L.	Honduras	99%(32)
D&G Panama S. de R.L.	Panama	99.99%(34)
DB & GB de El Salvador Limitada	El Salvador	99%(32)
DB&G ATMs Seguridad de Guatemala, Limitada	Guatemala	99%(32)
DCHC, S.A.	Panama	100%(11)
Diebold (Thailand) Company Limited	Thailand	100%
Diebold Africa (Pty) Ltd.	South Africa	100%(18)
Diebold Africa Investment Holdings Pty. Ltd.	South Africa	100%(27)
Diebold Argentina, S.A.	Argentina	100%(11)
Diebold ATM Cihazlari Sanayi Ve Ticaret A.S.	Turkey	100%(16)
Diebold Australia Pty. Ltd.	Australia	100%(4)

Diebold Belgium B.V.B.A	Belgium	100%(17)
Diebold Bolivia S.R. L.	Bolivia	100%(31)
Diebold Brasil LTDA	Brazil	100%(11)
Diebold Canada Holding Company Inc.	Canada	100%
Diebold Colombia S.A.	Colombia	100%(14)
Diebold Ecuador ȘA	Ecuador	100%(19)
Diebold EMEA Processing Centre Limited	United Kingdom	100%
Diebold Financial Equipment Company (China), Ltd.	Peoples Republic of China	85%(25)
Diebold France SARL	France	100%(5)
Diebold Hungary Ltd.	Hungary	100%(5)
Diebold Hungary Self-Service Solutions, Ltd.	Hungary	100%
Diebold India Private Limited	India	100%(28)
Diebold International Limited	United Kingdom	100%(5)
Diebold Italia S.p.A.	Italy	100%(13)
Diebold Kazakhstan LLP	Kazakhstan	100%(5)
Diebold Mexico, S.A. de C.V.	Mexico	100%(3)
Diebold Netherlands B.V.	Netherlands	100%(5)
Diebold OLTP Systems, C.A.	Venezuela	50%(10)
Diebold Osterreich Selbstbedienungssysteme GmbH	Austria	100%(5)
Diebold Pacific, Limited	Hong Kong	100%
Diebold Panama, Inc.	Panama	100%(11)
Diebold Paraguay S.A.	Paraguay	100%(21)
Diebold Peru S.r.l	Peru	100%(11)
Diebold Philippines, Inc.	Philippines	100%(29)
Diebold Physical Security Pty. Ltd.	Australia	100%(7)
Diebold Poland S.p. z.o.o.	Poland	100%(5)
Diebold Portugal — Solucoes de Automatizacao, Limitada	Portugal	100%(5)
Diebold Selbstbedienyngssysteme (Schweiz) GmbH	Switzerland	100%(5)
Diebold Self Service Solutions Limited Liability Company	Switzerland	100%(15)
Diebold Self-Service Ltd.	Russia	100%(5)
Diebold Singapore Pte. Ltd.	Singapore	100%
Diebold Software Services Private Limited	India	100%(8)
Diebold Software Solutions UK Ltd.	United Kingdom	100%(9)
Diebold South Africa (Pty) Ltd.	South Africa	75%(26)
Diebold Spain, S.L.	Spain	100%(22)
Diebold Switzerland Holding Company, LLC	Switzerland	100%
Diebold Systems Private Limited	India	100%
Diebold Uruguay S.A.	Uruguay	100%(11)
Diebold — Corp Systems Sdn. Bhd.	Malaysia	100%
J.J.F. Panama, Inc.	Panama	100%(11)
P.T. Diebold Indonesia	Indonesia	100%(6)
Procomp Amazonia Industria Eletronica S.A.	Brazil	100%(12)
Procomp Industria Eletronica LTDA	Brazil	100%(24)
The Diebold Company of Canada, Ltd.	Canada	100%(35)

(1) 100 percent of voting securities are owned by Diebold Investment Company, which is 100 percent owned by Registrant.

(2) 70 percent of partnership interest is owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant, while the remaining 30 percent partnership interest is owned by Diebold SST Holding Company, Inc., which is 100 percent owned by Registrant.

(3) 100 percent of voting securities are owned by Diebold Mexico Holding Company, Inc., which is 100 percent owned by Registrant.

(4) 100 percent of voting securities are owned by Diebold Australia Holding Company, Inc., which is 100 percent owned by Registrant.

(5) 100 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company, which is 95 percent owned by Registrant and 5 percent owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant.

(6) 88.89 percent of voting securities are owned by Registrant, and 11.11 percent of voting securities are owned by Diebold Pacific, Limited, which is 100 percent owned by Registrant.

(7) 100 percent of voting securities are owned by Diebold Australia Pty. Ltd., which is 100 percent owned by Diebold Australia Holding Company, Inc., which is 100 percent owned by Registrant.

(8) 99.99 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company, which is 95 percent owned by Registrant and 5 percent owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant, while the remaining .01 percent of voting securities is owned by Registrant.

(9) 100 percent of voting securities are owned by Diebold Software Solutions, Inc., which is 100 percent owned by Registrant.

(10) 50 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(11) 100 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(12) 100 percent of voting securities are owned by Diebold Brasil LTDA, which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(13) 100 percent of voting securities are owned by Diebold International Limited, which is 100 percent owned by Diebold Self-Service Solutions Limited Liability Company, which is 95 percent owned by Registrant and 5 percent owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant.

(14) 21.44 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant; 16.78 percent of voting securities are owned by Diebold Panama, Inc., which is 100 percent owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Registrant; 16.78 percent of voting securities are owned by DCHC SA, which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant; 13.5 percent of voting securities are owned by J.J.F. Panama, Inc, which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant; and the remaining 31.5 percent of voting securities are owned by C.R. Panama, Inc., which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(15) 100 percent of voting securities are owned by Diebold Switzterland Holding Company, LLC, which is 100 percent owned by Registrant.

(16) 50 percent of voting securities are owned by Diebold Netherlands B.V., which is 100 percent owned by Diebold Self-Service Solutions Limited Liability Company, while the remaining 50 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company, which is 95 percent owned by Registrant and 5 percent owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant.

(17) 10 percent of voting securities are owned by Diebold Selbstbedienungssysteme GmbH, which is 100 percent owned by Diebold Self Service Solutions Limited Liability Company, while the remaining 90 percent of voting securities are owned by Diebold Self -Service Solutions Limited Liability Company, which is 95 percent owned by Registrant and 5 percent owned by Diebold Holding Company, Inc., which is 100 percent owned by Registrant.

(18) 100 percent of voting securities are owned by Diebold Africa Investment Holdings Pty. Ltd., which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Registrant.

(19) 99.99 percent of voting securities are owned by Diebold Colombia SA (refer to 14 for ownership), while the remaining 0.01 percent of voting securities are owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Registrant.

(20) .01 percent of voting securities are owned by Registrant, while 99.99 percent of voting securities are owned by Impexa LLC, which is 100 percent owned by Diebold Mexico Holding Company, Inc., which is 100 percent owned by Registrant.

(21) 1 percent of voting securities are owned by Registrant, while 99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Registrant.

(22) 100 percent of voting securities are owned by VDM Holding Company, Inc., which is 100 percent owned by Registrant.

(23) 100 percent of voting securities are owned by Diebold Brazil Services Holding Company ULC, which is 100 percent owned by Registrant.

(24) 100 percent of voting securities are owned by Diebold Brazil Servicios e Participacoes Limitada, which is 100 percent owned by Diebold Brazil Services Holding Company ULC, which is 100 percent owned by Registrant.

(25) 85 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Registrant.

(26) 75 percent of voting securities are owned by Diebold Africa Investment Holdings Pty. Ltd., which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Registrant.

(27) 100 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Registrant.

(28) 95.45 percent of voting securities are owned by Registrant, while 4.55 percent of voting securities are owned by Diebold Holding Company Inc., which is 100 percent owned by Registrant.

(29) 100 percent of voting securities are owned by Diebold (Thailand) Company Limited, which is 100 percent owned by Registrant.

(30) 51 percent of voting securities are owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Registrant.

(31) 60 percent of voting securities are owned by Diebold Columbia, S.A. (refer to 14 for ownership) and 40 percent owned by Diebold Peru, S.r.L. (refer to 11 for ownership).

(32) 99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).

(33) 99.85 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).

(34) 99.99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).

(35) 100 percent of voting securities are owned by Diebold Canada Holding Company Inc., which is 100 percent owned by Registrant.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Diebold, Incorporated:

We consent to the incorporation by reference in the registration statements (Nos. 33-32960, 33-39988, 33-55452, 33-54677, 33-54675, 333-32187, 333-60578, 333-162036, 333-162037 and 333-162049) on Form S-8 of Diebold, Incorporated and subsidiaries, of our reports dated February 17, 2012, with respect to the consolidated balance sheets of Diebold, Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Diebold, Incorporated and subsidiaries.

/s/ KPMG

Cleveland, Ohio
February 17, 2012

EXHIBIT 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, That the undersigned directors of Diebold, Incorporated, a corporation organized and existing under the laws of the State of Ohio, do for themselves and not for another, constitute and appoint Chad F. Hesse, Bradley C. Richardson, or any one of them, a true and lawful attorney-in-fact in their names, place and stead, to sign their names to the report on Form 10-K for the year ended December 31, 2011, or to any and all amendments to such reports, and to cause the same to be filed with the Securities and Exchange Commission; it being intended to give and grant unto said attorneys-in-fact and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises as fully and to all intents and purposes as the undersigned by themselves could do if personally present. The undersigned directors ratify and confirm all that said attorneys-in-fact or either of them shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date set opposite their signature.

Signed in the presence of:	Signature	Date
/s/ Chad F. Hesse	*/s/ Patrick W. Allendar, Director* Patrick W. Allendar, Director	February 17, 2012
/s/ Chad F. Hesse	*/s/ Phillip R. Cox, Director* Phillip R. Cox, Director	February 17, 2012
/s/ Chad F. Hesse	*/s/ Richard L. Crandall, Director* Richard L. Crandall, Director	February 17, 2012
/s/ Chad F. Hesse	*/s/ Gale S. Fitzgerald, Director* Gale S. Fitzgerald, Director	February 17, 2012
/s/ Chad F. Hesse	*/s/ John N. Lauer, Director* John N. Lauer, Director	February 17, 2012

EXHIBIT 31.1

DIEBOLD, INCORPORATED AND SUBSIDIARIES
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas W. Swidarski, certify that:

1) I have reviewed this annual report on Form 10-K of Diebold, Incorporated;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

By: */s/ Thomas W. Swidarski*
Thomas W. Swidarski
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

DIEBOLD, INCORPORATED AND SUBSIDIARIES
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bradley C. Richardson, certify that:

1) I have reviewed this annual report on Form 10-K of Diebold, Incorporated;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

By: /s/ *Bradley C. Richardson*
Bradley C. Richardson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Diebold, Incorporated and subsidiaries (the Company) for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Thomas W. Swidarski, President and Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ *Thomas W. Swidarski*
Thomas W. Swidarski
President and Chief Executive Officer
(Principal Executive Officer)

February 17, 2012

EXHIBIT 32.2

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Diebold, Incorporated and subsidiaries (the Company) for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Bradley C. Richardson, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to my knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

/s/ *Bradley C. Richardson*
Bradley C. Richardson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

February 17, 2012

Other Information

The Company has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance standards.

Directors and Officers

Directors

Patrick W. Allender [1]
Retired Executive Vice President, Chief Financial Officer and Secretary,
Danaher Corporation
Washington, D.C.
(Diversified Manufacturing)
Director since 2011

Bruce L. Byrnes [2,3]
Retired Vice Chairman of the Board,
Procter & Gamble, Inc.
Cincinnati, Ohio
(Consumer Goods)
Director since 2010

Mei-Wei Cheng [2,3]
President and Chief Executive Officer,
Siemens China and
Chief Executive Officer,
Siemens Northeast Asia
Beijing, China
(Electrical and Electronics)
Director since 2009

Phillip R. Cox [1,4]
President and Chief Executive Officer,
Cox Financial Corporation
Cincinnati, Ohio
(Financial Planning and Wealth Management Services)
Director since 2005

Richard L. Crandall [1,4]
Managing Partner,
Aspen Partners LLC
Aspen, Colorado
(Private Equity)
Director since 1996

Gale S. Fitzgerald [1,3]
Retired President and Director,
TranSpend, Inc.
Bernardsville, New Jersey
(Total Spend Optimization)
Director since 1999

Phillip B. Lassiter [2,3]
Retired Chairman of the Board and Chief Executive Officer,
Ambac Financial Group, Inc.
New York, New York
(Financial Guarantee Insurance Holding Company)
Director since 1995

John N. Lauer [1,3]
Non-executive Chairman of the Board,
Diebold, Incorporated
North Canton, Ohio
Retired Chairman of the Board,
Oglebay Norton Co.
Cleveland, Ohio
(Industrial Minerals)
Director since 1992

Thomas W. Swidarski
President and Chief Executive Officer,
Diebold, Incorporated
North Canton, Ohio
Director since 2005

Henry D.G. Wallace [2,4]
Former Group Vice President and Chief Financial Officer,
Ford Motor Company
Detroit, Michigan
(Automotive Industry)
Director since 2003

Alan J. Weber [2,4]
Chief Executive Officer,
Weber Group LLC
Greenwich, Connecticut
(Investment Advisory)
Director since 2005

[1] Member of the Compensation Committee
[2] Member of the Audit Committee
[3] Member of the Board Governance Committee
[4] Member of the Investment Committee

Officers

Thomas W. Swidarski
President and Chief Executive Officer

Bradley C. Richardson
Executive Vice President and Chief Financial Officer

Charles E. Ducey, Jr.
Executive Vice President, North America Operations

George S. Mayes, Jr.
Executive Vice President, Global Operations

Frank A. Natoli, Jr.
Executive Vice President, Chief Innovation Officer

Alex Brown
Vice President, Corporate Strategy and Development

Christopher A. Chapman
Vice President, Global Finance

Chad F. Hesse
Vice President, General Counsel and Secretary

M. Scott Hunter
Vice President, Treasurer and Chief Tax Officer

John D. Kristoff
Vice President, Chief Communications Officer

Miguel A. Mateo
Vice President, Latin America Division

Leslie A. Pierce
Vice President and Corporate Controller

Sheila M. Rutt
Vice President, Chief Human Resources Officer

Shareholder Information

Corporate Offices

Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH, USA 44720-8077
+1 330-490-4000
www.diebold.com

Stock Exchange

The company's common shares are listed under the symbol DBD on the New York Stock Exchange.

Transfer Agent And Registrar

Computershare
BNY Mellon Shareowner Services
+1 866-242-7752 or +1 201-680-6685/6578
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/equityaccess

General Correspondence:
P.O. Box 358015
Pittsburgh, PA, USA 15252-8015

Or Overnight Delivery:
500 Ross Street, 6th Floor
Pittsburgh, PA, USA 15262

Dividend Reinvestment/Optional Cash:
Dividend Reinvestment Department
P.O. Box 382009
Pittsburgh, PA, USA 15250-8009

Publications

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available, free of charge, on or through the website, www.diebold.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Additionally, these reports will be furnished free of charge to shareholders upon written request to Diebold Corporate Communications or Investor Relations at the corporate address, or call +1 330-490-3790 or 800-766-5859.

Information Sources

Communications concerning share transfer, lost certificates or dividends should be directed to the transfer agent. Investors, financial analysts and media may contact the following at the corporate address:

Christopher J. Bast, CPA, CTP
Director, Investor Relations
+1 330-490-6908
Email: christopher.bast@diebold.com

Michael Jacobsen, APR
Sr. Director, Corporate Communications
+1 330-490-3796
Email: michael.jacobsen@diebold.com

Direct Purchase, Sale And Dividend Reinvestment Plan

BuyDIRECT℠, a direct stock purchase and sale plan administered by BNY Mellon Shareowner Services, offers current and prospective shareholders a convenient alternative for buying and selling Diebold shares. Once enrolled in the plan, shareholders may elect to make optional cash investments.

For first-time share purchase by nonregistered holders, the minimum initial investment amount is $500. The minimum amount for subsequent investments is $50. The maximum investment is $10,000 per month.

Shareholders may also choose to reinvest the dividends paid on shares of Diebold Common Stock through the plan.

Some fees may apply. For more information, contact BNY Mellon Shareowner Services (see addresses in opposite column) or visit Diebold's website at www.diebold.com.

Annual Meeting

The next meeting of shareholders will take place at 10 a.m. ET on April 26, 2012, at the Sheraton Suites, 1989 Front Street, Cuyahoga Falls, Ohio 44221. A proxy statement and form of proxy is available for shareholders to review on or about March 12. The company's independent auditors will be in attendance to respond to appropriate questions.

Price Ranges of Common Shares

	2011		2010		2009	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First Quarter	$36.35	$30.20	$32.23	$26.47	$29.75	$19.04
Second Quarter	37.12	29.26	35.18	24.22	27.55	20.77
Third Quarter	33.89	24.70	31.59	25.72	33.17	24.76
Fourth Quarter	33.59	25.83	33.29	29.79	33.06	25.04
Full Year	37.12	24.70	35.18	24.22	33.17	19.04

Forward-Looking Statements

Certain statements in this annual report, particularly the statements made by management and those that are not historical facts, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations or forecasts of future events. They are not guarantees of future performance and are subject to risks and uncertainties, many of which are beyond the control of Diebold. Some of the risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements are detailed in the company's 2011 Annual Report on Form 10-K. A copy of that Form, which is on file with the Securities and Exchange Commission and is available at www.diebold.com or upon request, is included in this report.


DIEBOLD
INNOVATION DELIVERED®

Diebold, Incorporated

5995 Mayfair Road

P.O. Box 3077

North Canton, Ohio 44720-8077

USA

www.diebold.com



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